ASSET AND STOCK PURCHASE AGREEMENT

BETWEEN

ABITIBI CONSOLIDATED SALES CORPORATION
(as Seller)

AND

CATALYST PAPER CORPORATION
(as Purchaser)

DATED AS OF THE 10th DAY OF FEBRUARY, 2008

ASSET AND STOCK PURCHASE AGREEMENT

              THIS ASSET AND STOCK PURCHASE AGREEMENT is entered into and effective as of February 10, 2008 (the “Effective Date”) by and between Abitibi Consolidated Sales Corporation, a corporation organized and existing under the laws of the State of Delaware (“Seller”) and Catalyst Paper Corporation, a Canadian corporation (“Purchaser”). Capitalized terms used in this Agreement shall have the meanings ascribed to them in Section 10.1.

WITNESSETH

              WHEREAS, Seller desires to sell to Purchaser and Purchaser desires to acquire from Seller, on a going concern basis, certain assets of the Newsprint Business that Seller owns or in which Seller has a transferable interest, on the terms and subject to the conditions set forth herein;

              WHEREAS, Seller desires to sell to Purchaser and Purchaser desires to acquire from Seller, all of the issued and outstanding shares of capital stock (the “Apache Shares”) of The Apache Railway Company, an Arizona corporation (“Apache”), on the terms and subject to the conditions set forth herein; and

              WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to Purchaser’s willingness to enter into this Agreement, Seller shall have provided the Guaranty, duly executed by AbitibiBowater Inc.

              NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.	PURCHASE AND SALE OF ASSETS AND SHARES AND ASSUMPTION OF LIABILITIES

1.1	Newsprint Assets.

Subject to and upon the terms and conditions set forth in this Agreement, at the Closing, Seller shall sell, convey, transfer, assign and deliver to Purchaser and Purchaser shall purchase from Seller, on a going concern basis, all of Seller’s right, title and interest, as at the Closing Time, in and to the assets of Seller, to the extent used in, held for use in, or necessary for the conduct of the Newsprint Business, whether tangible or intangible, real, personal or mixed (the “Newsprint Assets”) including all of Seller’s right, title and interest, as at the Closing Time, in and to the following (except, in each case to the extent otherwise provided in Section 1.3):

1.1.1

all accounts and other claims for money due to Seller or any of its Affiliates (other than Apache) related to the Newsprint Business (the “Snowflake Accounts Receivable”), except for trade receivables related to the sale of newsprint (“Trade Receivables”);

1.1.2

the inventory of finished goods (including goods in transit and goods on consignment), work in progress, raw materials, spare parts and supplies of Seller used or held for use in the Newsprint Business or that are included as an asset in the determination of Adjusted Closing Net Working Capital (the “Newsprint Inventory”);

	1.1.3	the real property described on Schedule 1.1.3, together with Seller’s right, title and interest in and to all buildings, structures, fixtures and improvements thereon and all privileges, rights, easements and rights of way appurtenant thereto (the “Newsprint Owned Real Property”);

1.1.4	the real property leases listed on Schedule 1.1.4 pursuant to which Seller is the tenant (the “Newsprint Real Property Leases”);

1.1.5

the machinery, equipment, parts, furniture, fixtures, materials, supplies, tools, leasehold improvements, telephone systems, computer systems, motor vehicles and other tangible personal property that are owned by Seller, are located in or on the Real Property and are used in, held for use in, or necessary for the conduct of the Newsprint Business (the “Newsprint Owned Equipment”);

1.1.6	the equipment leases set forth on Schedule 1.1.6 (the “Newsprint Equipment Leases” and the equipment with respect thereto being the “Newsprint Leased Equipment”);

1.1.7

the intellectual property licenses set forth on Schedule 1.1.7 (the “Newsprint Intellectual Property Licenses” and the intellectual property licensed pursuant thereto being the “Newsprint Licensed Intellectual Property”);

1.1.8

all customer orders to the extent reasonably intended by Seller at the time of such order to be fulfilled from the Newsprint Business and to the extent not included in any Trade Receivable (the “Newsprint Customer Orders”);

1.1.9	all orders for supplies and services to the extent reasonably intended by Seller at the time of such order to be used in connection with the Newsprint Business (the “Newsprint Purchase Orders”);

1.1.10

(i) the Contracts set forth on Schedule 1.1.10 (subject to any limitations expressly set forth therein), (ii) all Material Contracts to the extent related to the Newsprint Business (subject to any limitations set forth on Schedule 3.13.1) and (iii) all Contracts to which Seller is a party that primarily relate to the Newsprint Business and that do not provide for the purchase or sale of significant products or services by any other business of Seller or any of its Affiliates; but in each case not including any Contract set forth on Schedule 1.3.1.2 (the “Newsprint Business Contracts”);

1.1.11	all Permits relating to the Newsprint Business to the extent assignable (the “Newsprint Assigned Permits”);

1.1.12	Seller’s rights pursuant to the Operating and Management Agreement and the Stone Container Lease;

1.1.13

the Books and Records relating to the Newsprint Business or the Newsprint Employees (the “Newsprint Acquired Books and Records”), which Newsprint Acquired Books and Records shall consist of the original copies of Books and Records relating to the Newsprint Business; provided, that, Seller may maintain copies of such Newsprint Acquired Books and Records as it may require to comply with Contractual obligations and applicable laws, rules and regulations;

1.1.14	all rights to any insurance claims that relate to all property and casualty proceeds received or receivable in connection with the damage or destruction of any asset that would have been included in the Newsprint Assets but for such damage or destruction, except to the extent any such insurance claim is to reimburse or indemnify Seller or its Affiliates for costs incurred by Seller or its Affiliates in connection with the repair of such damage or destruction or the replacement of the damaged or destroyed asset (the “Newsprint Insurance Claims”);

1.1.15

any credits, prepaid expenses, deferred charges, advanced payments, prepaid items and claims for refunds or reimbursements against third parties (but excluding cash security or other deposits), in each case to the extent reflected as an asset in the determination of Adjusted Closing Net Working Capital (the “Newsprint Prepaid Items”);

1.1.16

any groundwater, surface and subsurface water rights related to the Newsprint Business, including any such rights appurtenant to or otherwise associated with the Owned Real Property and any water rights evidenced by certificates, permits, filings, registrations (including well registrations), statements, notices and claims (including Statements of Claimant filed in the Water Rights Litigation) on file with ADWR and appurtenant to or otherwise associated with the Owned Real Property, except to the extent any such claim, cause of action, defense and right of offset or counterclaims related to the period prior to the Closing Time (the “Newsprint Water Rights”);

1.1.17

subject to Section 1.3.1.4, all claims, causes of action, defenses and rights of offset or counterclaim (at any time or in any manner existing or arising, whether choate or inchoate, known or unknown, contingent or noncontingent), in each case against third parties, including under warranties, guarantees or indemnities to the extent related to the Businesses, the Newsprint Assets or Assumed Obligations, but excluding Seller’s claims, causes of action, defenses, and rights of offset or counterclaim to the extent of any Loss incurred by Seller that gave rise to such claims, causes of action, defenses and rights of offset or counterclaim; and

1.1.18	the goodwill associated with the Newsprint Business.

For greater certainty, the Newsprint Assets do not include the Excluded Assets.

1.2	Apache Stock.

Subject to and upon the terms and conditions set forth in this Agreement, at the Closing, Seller agrees to sell to Purchaser and Purchaser agrees to purchase from Seller the Apache Shares.

1.3	Excluded Assets and Non-Owned Assets.

1.3.1

Notwithstanding anything in this Agreement, from and after the Closing Date, Seller and its Affiliates shall retain all of the right, title and interest in and to, and there shall be excluded from the sale, conveyance, assignment or transfer to Purchaser hereunder, and the Newsprint Assets shall not include, the following (the “Excluded Assets”):

1.3.1.1

all cash, commercial paper, certificates of deposit and other bank deposits, treasury bills, petty cash, cash on deposit and other cash equivalents, and other marketable and non-marketable securities (other than the Apache Shares and cash received (i) upon payment of any Accounts Receivable from and after the Closing Time, and (ii) that relates to Newsprint Insurance Claims or Newsprint Prepaid Items) owned or held by Seller;

1.3.1.2

subject to Section 1.3.3, (i) all Contracts set forth on Schedule 1.3.1.2, (ii) all Contracts other than any Newsprint Business Contracts and (iii) Contracts for the sale of newsprint (other than the Newsprint Customer Orders) (the “Excluded Contracts”);

1.3.1.3

the names (and logos) “Abitibi”, “Abitibi Consolidated”, “AbitibiBowater” and “Bowater” or any similar trade names, trademarks or logos to the extent the same incorporate such names (or logos) or any variation thereof, and any other intellectual property that is owned, licensed, used or required by Seller or its Affiliates (other than Apache) to provide services under the Transitional Services Agreement but not required for the operation of the Businesses outside the scope of the services provided under the Transitional Services Agreement (the “Excluded Intellectual Property”);

1.3.1.4

Seller’s rights, claims and causes of action against third parties to the extent related to (i) any Excluded Asset, (ii) any Newsprint Retained Obligation or (iii) any of those matters set forth on Schedule 1.3.1.4;

1.3.1.5

all Contracts of insurance to which Seller is a party, or relating to any right, asset, property, business or operation of Seller, including all rights to any claims thereunder (except the Newsprint Insurance Claims). For greater certainty, such Contracts of insurance shall be included in the Excluded Contracts;

1.3.1.6	all corporate minute books and stock transfer books of Seller and the corporate seal of Seller;

1.3.1.7	all refunds and credits due to Seller to which Seller is entitled in respect of any Tax or Taxes;

1.3.1.8	all accounts of Seller with banks and other financial institutions;

1.3.1.9	all of Seller’s interests in any Plans or arrangements maintained by Seller on behalf of Newsprint Employees and/or Apache Employees, other than as expressly set forth in Section 6;

1.3.1.10

except for the Apache Shares, all of Seller’s right, title and interest in and to any asset, right or property to the extent not used in, or held for use in, or necessary for the conduct of the Newsprint Business;

1.3.1.11	the Trade Receivables; and

1.3.1.12	the rights of Seller under this Agreement.

For the avoidance of doubt, to the extent any asset is included in determining Adjusted Closing Net Working Capital, such asset shall not constitute an Excluded Asset.

1.3.2	The Newsprint Assets shall also exclude the assets and/or properties listed on Schedule 1.3.2 (the “Third Party Assets”).

1.3.3

Schedule 1.3.3 sets forth certain Contracts related to the Newsprint Business to which Seller or any of its Affiliates is a party, and that provide for products or services to or from any other business of Seller or any of its Affiliates, which as at the Effective Date, are not included within the Newsprint Business Contracts and are included within the Excluded Contracts; provided, that: (i) within five (5) Business Days following the Effective Date, Seller shall provide or make available to Purchaser a copy of all Contracts set forth on Schedule 1.3.3, as redacted to remove all confidential information or data that is not applicable to the Newsprint Business (the “Redacted Contracts”); (ii) within ten (10) Business Days after the date on which Seller provided or made available such Redacted Contracts to Purchaser, Purchaser may elect to assume, as at the Closing Date, Seller’s right, title and interest, to the extent related to the Newsprint Business, in and to any Redacted Contracts by providing written notice to Seller to such effect, which notice shall set forth the Redacted Contracts that Purchaser wishes to assume (the “Assumed Redacted Contracts”); and (iii) at the Closing, Seller shall assign to Purchaser, and Purchaser shall assume from Seller, Seller’s right, title and interest in and to the Assumed Redacted Contracts, if any, to the extent related to the Newsprint Business, and same shall be included within the Newsprint Business Contracts as of the Effective Date. For greater certainty, any Redacted Contract that Purchaser does not elect to assume pursuant to this Section 1.3.3 shall remain an Excluded Contract.

1.4	Nonassignable Rights.

To the extent that the sale, conveyance, assignment, sublease, transfer or delivery or the attempted sale, assignment, sublease, transfer, conveyance or delivery to Purchaser of any Newsprint Asset or any claim or right or any benefit arising thereunder or resulting therefrom is prohibited by any applicable law, rule, regulation, order or judgment or would require the authorization, approval, consent or waiver of any third party (including any Governmental Entity) (a “Nonassignable Right”) and such authorization, approval, consent or waiver shall not have been obtained prior to the Closing, this Agreement shall not constitute a sale, conveyance, assignment, sublease, transfer or delivery, or an attempted sale, conveyance, assignment, sublease, transfer or delivery thereof until such authorization, approval, consent or waiver has been obtained and the following provisions shall be applicable:

1.4.1

Following the Closing, Seller shall use its commercially reasonable efforts at its sole cost and expense, and Purchaser shall cooperate therewith, to obtain such authorization, approval, consent or waiver or cause the taking of any required action, as applicable. To the extent that any such authorization, approval, consent or waiver is not so obtained or any such action is not so taken, Seller shall, to the extent reasonably possible and not prohibited by any applicable law, rule, regulation, order or judgment (i) provide to Purchaser the benefits of any such Nonassignable Right as though it were the sole owner thereof, (ii) cooperate in any reasonable and lawful arrangement reasonably requested by Purchaser designed to provide such benefits to Purchaser including purchasing or contracting for the account of Purchaser, or reimbursing Purchaser for any costs or expenses related to the purchase of or the contracting for, such product, service, license, asset or other lawful arrangement that will provide to Purchaser the benefits of such Nonassignable Right, and (iii) at the reasonable request of Purchaser, enforce for the account of Purchaser any right of Seller arising from any such Nonassignable Right against such third party. All costs and expenses incurred by Seller in carrying out the foregoing clauses (i) and (ii) will be paid by Seller; provided, that, Purchaser will be responsible for obligations and liabilities relating to such Nonassignable Rights as if they had been transferred or assigned to Purchaser in accordance with the terms of this Agreement. Once such authorization, approval, consent or waiver for the sale, conveyance, assignment, sublease, transfer or delivery of any Newsprint Asset not sold, conveyed, assigned, subleased, transferred, or delivered at the Closing is obtained, Seller shall, or shall cause its Affiliate to, convey, assign, sublease, transfer and deliver such Newsprint Asset to Purchaser at no additional cost. With respect to the provisions of this Section 1.4, Seller shall, or shall cause its Affiliate to, pay promptly to Purchaser, when received, all income, proceeds and other monies (other than the Purchase Price or any other amount payable by Purchaser to Seller or its Affiliate pursuant to this Agreement or any other Operative Agreement or any other amounts constituting an Excluded Asset) received by Seller after the Closing to the extent related to any Newsprint Asset.

1.4.2

To the extent that Purchaser is provided the benefits pursuant to this Section 1.4 of any such Nonassignable Right, Purchaser shall perform, for the benefit of the applicable third party, the obligations of Seller thereunder or in connection therewith and shall indemnify and hold Seller harmless against any such liability or obligations thereunder arising or to be performed on or after the Closing Date or otherwise constituting an Assumed Obligation.

1.5	Assumed Obligations.

On the terms and subject to the conditions set forth in this Agreement, except to the extent indemnified by Seller pursuant to this Agreement, at the Closing, Purchaser agrees to assume and to pay, perform and discharge when due the following liabilities and obligations of Seller relating to the conduct and operations of the Newsprint Business, as the same shall exist as of the Closing Time (other than Newsprint Retained Obligations) (the “Assumed Obligations”):

1.5.1

all liabilities and obligations of Seller to be performed on or after the Closing Date under the Newsprint Real Property Leases, the Newsprint Equipment Leases, the Newsprint Intellectual Property Licenses, the Newsprint Customer Orders, the Newsprint Purchase Orders, the Newsprint Business Contracts, the Newsprint Assigned Permits, the Newsprint Insurance Claims, the Newsprint Prepaid Items and the Newsprint Water Rights (subject to Section 5.1); provided, that, Purchaser shall assume no liability or obligation, to pay any rebates based on aggregate annual volumes of newsprint sold to a customer with respect to any Newsprint Customer Orders (the “Excluded Newsprint Customer Order Liabilities”);

	1.5.2	all liabilities included in determining the Adjusted Closing Net Working Capital;

	1.5.3	all liabilities in respect of Actions described on Schedule 1.5.3;

1.5.4

Seller’s obligations pursuant to the Operating and Management Agreement, the Stone Container Lease and, to the extent provided under the terms of the Stone Container Assignment, the Stone Container Guaranty;

1.5.5	the specific liabilities and obligations listed on Schedule 1.5.5;

1.5.6	all liabilities and obligations assumed by Purchaser pursuant to Section 6; and

1.5.7	all other liabilities and obligations specifically assumed by Purchaser pursuant to this Agreement or any other Operative Agreement.

1.6	Newsprint Retained Obligations.

Notwithstanding anything in this Agreement to the contrary, (i) liabilities and obligations of Seller owed to an Affiliate of Seller (except to the extent reflected as a liability in the determination of Adjusted Closing Net Working Capital), (ii) liabilities of Seller for Taxes, (iii) any liability or obligation of Seller or any of its Affiliates not constituting an Assumed Obligation and (iv) any liability or obligation to the extent related to or arising out of any Excluded Assets shall be excluded from the Assumed Obligations and retained by Seller or its Affiliates, as applicable (the “Newsprint Retained Obligations”).

1.7	Purchase Price.

The purchase price for the Newsprint Assets and the Apache Shares shall be one hundred sixty one million Dollars ($161,000,000) (the “Purchase Price”), subject to adjustment as set forth in Section 1.8 (the Purchase Price as it may be adjusted pursuant to Section 1.8 being referred to as the “Estimated Adjusted Purchase Price”) and Section 1.9 (the Estimated Adjusted Purchase Price as it may be further adjusted pursuant to Section 1.9 being referred to as the “Adjusted Purchase Price”). The Estimated Adjusted Purchase Price shall be paid at the Closing. Purchaser and Seller shall in good faith attempt to agree, within thirty (30) days following the Closing Date, to an allocation of the Adjusted Purchase Price between the Newsprint Assets (the “Newsprint Purchase Price”) and the Apache Shares (the “Apache Purchase Price”).

1.8	Estimated Purchase Price Adjustment.

1.8.1

Not less than three (3) Business Days prior to the Closing Date, Seller shall prepare, or cause to be prepared, and deliver to Purchaser a good faith estimate of the Closing Net Working Capital as of the Closing Time (the “Estimated Closing Net Working Capital Statement”), which shall set forth the Estimated Net Working Capital of the Newsprint Business and of Apache as of the Closing Time (which shall be set forth separately for each of the Newsprint Business and Apache, but as aggregated shall be referred to as the “Estimated Net Working Capital”) and shall be prepared in accordance with Seller’s past accounting methods, policies, practices and procedures and in the same manner, with consistent classification and estimation methodology, as the Financial Statements were prepared, except that the Excluded Assets and the Newsprint Retained Obligations shall be excluded.

1.8.2

At the Closing, the Purchase Price shall be adjusted by an amount equal to (i) the Estimated Net Working Capital minus (ii) the Normalized Net Working Capital (the “Estimated Purchase Price Adjustment Amount”). If the Estimated Purchase Price

Adjustment Amount is a negative number, then the payment made by Purchaser at the Closing shall be decreased by the absolute value of the Estimated Purchase Price Adjustment Amount and if the Estimated Purchase Price Adjustment Amount is a positive number, then the payment made by Purchaser at the Closing shall be increased by the Estimated Purchase Price Adjustment Amount.

1.9	Post-Closing Purchase Price Adjustment.

1.9.1

Within ninety (90) days following the Closing Date, Seller shall prepare, or cause to be prepared, and deliver to Purchaser a statement (the “Closing Net Working Capital Statement”) which shall set forth the Net Working Capital of the Newsprint Business and of Apache as of the Closing Time (which shall be set forth separately for each of the Newsprint Business and Apache, but as aggregated shall be referred to as the “Closing Net Working Capital”) and shall be prepared in accordance with Seller’s past accounting methods, policies, practices and procedures and in the same manner, with consistent classification and estimation methodology, as the Financial Statements were prepared, except that the Excluded Assets and the Newsprint Retained Obligations shall be excluded. The Closing Net Working Capital Statement may not be amended by Seller after it is delivered to Purchaser.

1.9.2

Purchaser shall, within thirty (30) days after the delivery of the Closing Net Working Capital Statement to it, complete its review of the Closing Net Working Capital reflected on the Closing Net Working Capital Statement. If Purchaser wishes to dispute the Closing Net Working Capital, Purchaser shall notify Seller in writing in reasonable detail of such disagreement and any reason therefore (“Purchaser’s Objection”), setting forth a specific description of the basis of Purchaser’s Objection and the adjustments to the Closing Net Working Capital that Purchaser believes should be made, on or before the last day of such thirty (30) day period, which Purchaser’s Objection may not be amended by Purchaser after it is delivered to Seller (except to withdraw any such Purchaser’s Objection). Any items on the Closing Net Working Capital Statements not disputed in Purchaser’s Objection shall be irrevocably deemed to be accepted by Purchaser. Seller shall then have thirty (30) days to review and respond to Purchaser’s Objection. If Seller and Purchaser are unable to resolve all of their disagreements with respect to the determination of the foregoing items within thirty (30) days following Seller’s receipt of Purchaser’s Objection (the “Negotiation Period”), they shall refer their remaining differences to a mutually agreeable independent accounting firm of national recognition (other than an independent accounting firm utilized by any of Seller, Apache or Purchaser or any Affiliate of any of the foregoing within the past three (3) years) acceptable to both Seller and Purchaser or if Seller and Purchaser are unable to agree as to such third party accounting firm within ten (10) days after the conclusion of the Negotiation Period, either Seller or Purchaser may request that the Chairman of the American Arbitration Association (or the nominated representative of the Chairman) appoint a third party accounting firm meeting the aforementioned requirements to resolve the dispute (the accounting firm selected being referred to as the “CPA Firm”), who shall determine, only with respect to the remaining differences so submitted, whether and to what extent, if any, the Closing Net Working Capital requires adjustment. The procedure and schedule under which any dispute shall be submitted to the CPA Firm shall be as follows:

(a)

Within ten (10) days after the later of (i) the end of the Negotiation Period and (ii) the selection of the CPA Firm, Purchaser shall submit any unresolved elements of the Purchaser’s Objection to the CPA Firm in writing (with a copy to Seller), supported by any documents and/or affidavits upon which it relies. Failure to timely do so shall constitute a withdrawal by Purchaser of the Purchaser’s Objection with respect to any unresolved element to which such failure relates.

(b)

Within fifteen (15) days following Purchaser’s submission of the unresolved elements of the Purchaser’s Objection as specified in sub-clause (a) above, Seller shall submit its response to the CPA Firm in writing (with a copy to Purchaser), supported by any documents and/or affidavits upon which it relies. Failure to timely do so shall constitute an acceptance by Seller with respect to any unresolved elements to which such failure relates.

(c)

The CPA Firm shall deliver its written determination to Purchaser and Seller no later than the thirtieth (30th) day after the remaining differences underlying Purchaser’s Objection are referred to the CPA Firm, or such longer period of time as the CPA Firm determines is necessary.

The CPA Firm’s determination shall be conclusive and binding upon Purchaser and Seller. Purchaser and Seller shall make readily available to the CPA Firm all relevant Books and Records and any work papers (including those of the parties’ respective accountants) relating to the Closing Net Working Capital Statement and all other items commercially reasonably required by the CPA Firm. The “Adjusted Closing Net Working Capital” shall be (i) the Closing Net Working Capital if Purchaser’s Objection is not delivered to Seller during the thirty (30) day period specified above, (ii) the Closing Net Working Capital, adjusted in accordance with Purchaser’s Objection if Seller does not respond to Purchaser’s Objection within the thirty (30) day period specified above, or (iii) the Closing Net Working Capital, as adjusted by either (A) the agreement of Seller and Purchaser, (B) the CPA Firm or (C) treatment of any unresolved element of the Purchaser’s Objection as contemplated by clauses (a) or (b) above. Any expenses relating to the engagement of the CPA Firm shall be allocated between Purchaser and Seller so that Purchaser’s share of such costs shall be in the same proportion that (x) the amount equal to the aggregate value of the disputed items submitted by Purchaser to the CPA Firm that are unsuccessfully disputed by Purchaser bears to (y) the amount equal to the aggregate value of all disputed items submitted by Purchaser to the CPA Firm. Seller and Purchaser shall each bear the fees of their respective counsel, accountants and other representatives incurred in connection with the determination of the Adjusted Closing Net Working Capital.

1.9.3

Within ten (10) days following the date that the Adjusted Closing Net Working Capital is finalized in accordance with Section 1.9.2, the adjustment payment payable pursuant to this Section 1.9.3 (the “Post-Closing Adjustment Amount”), plus interest thereon from the Closing Date to, but not including, the date of payment at eight percent (8%) calculated on a three hundred and sixty-five (365)-day basis, shall be paid by wire transfer of immediately available funds to a bank account designated by Purchaser or Seller, as the case may be. The Post-Closing Adjustment Amount shall be an amount equal to (i) the Adjusted Closing Net Working Capital minus (ii) the Estimated Net Working Capital. If the Post-Closing Adjustment Amount is a negative number, then Seller shall pay an amount equal to the absolute value of the Post-Closing Adjustment

Amount to Purchaser and if the Post-Closing Adjustment Amount is a positive number, then Purchaser shall pay an amount equal to the Post-Closing Adjustment Amount to Seller.

1.10	Allocation of Newsprint Purchase Price.

Seller and Purchaser each acknowledges and agrees that the purchase and sale of the Newsprint Assets is an “applicable asset acquisition” within the meaning of Section 1060(c) of the Code. Purchaser and Seller shall in good faith attempt to agree, within one hundred twenty (120) days following the Closing Date, to an allocation of the Newsprint Purchase Price (as it may be adjusted pursuant to Section 1.9 and including for this purpose the Assumed Obligations) among the Newsprint Assets in a manner consistent with rules under Section 1060 of the Code and the Treasury Regulations thereunder. Seller and Purchaser shall each file Internal Revenue Service Form 8594 and any required attachments thereto, together with all federal, state, local and foreign Tax Returns, in a manner consistent with and in accordance with any such agreed allocation.

1.11	Section 338(h)(10) Election.

At Purchaser’s request within thirty (30) days following the Closing Date, Seller and Purchaser agree, in connection with the sale and purchase of the Apache Shares, that each shall make a joint election pursuant to Section 338(h)(10) of the Code with respect to Apache, and corresponding elections, where available, in any states where Apache is doing business, in the same or similar manner as provided by the Code and applicable rules and regulations (the “338(h)(10) Elections”). Purchaser and Seller shall in good faith attempt to agree, within one hundred twenty (120) days following the Closing Date, to an allocation of the Apache Purchase Price (as it may be adjusted pursuant to Sections 1.8 and 1.9 and including for this purpose the liabilities of Apache (plus other relevant items)), among the assets of Apache in a manner consistent with rules under Section 338 of the Code, the Treasury Regulations thereunder. Seller and Purchaser shall each file Internal Revenue Service Form 8883 and any required attachments thereto, together with all federal, state, local and foreign Tax Returns, in a manner consistent with and in accordance with any such agreed upon allocations.

1.12	Taxes on Transfer.

Any sales Tax, use Tax, real property transfer Tax, documentary stamp Tax or similar Tax attributable to the sale or transfer of the Newsprint Assets, the Newsprint Business or the Apache Shares (for the avoidance of doubt, not including any Tax measured by income or gains which shall be payable one hundred per cent (100%) by Seller) shall be paid fifty percent (50%) by Purchaser and fifty percent (50%) by Seller. Purchaser and Seller each agree to timely sign and deliver such certificates or forms as may be necessary or appropriate to establish any available exemption from (or otherwise reduce) such Taxes, and shall file any Tax Returns required with respect to such Taxes. Any out of pocket cost incurred with respect to the preparation or filing of such certificates, forms or Tax Returns shall be paid fifty percent (50%) by Purchaser and fifty percent (50%) by Seller.

1.13	Real Estate and Personal Property Taxes.

To the extent not otherwise covered by the adjustment to the Purchase Price contemplated by Section 1.9, all real estate and personal property Taxes with respect to the Newsprint Assets shall be prorated as of the Closing Date, with Seller liable for such Taxes through the Closing Date and Purchaser being liable for such Taxes on and after the Closing Date.

2.	CLOSING

2.1	Closing Date and Time.

The closing of the purchase and sale of the Newsprint Assets and the Apache Shares (the “Closing”) shall take place at the offices of Davies Ward Phillips & Vineberg LLP in Montreal, Québec at 10:00 a.m. (Montreal time) on the third (3rd) Business Day following the date on which the conditions of the parties set forth in Section 7 have been satisfied or waived (other than those conditions that by their nature are to be fulfilled at the Closing, but subject to the satisfaction or waiver of those conditions) (such third (3rd) Business Day being the “Closing Date”) with effect from 12:01 a.m. (Arizona time) on the Closing Date (the “Closing Time”). Time shall be of the essence for purposes of this Section 2.1.

2.2	Seller Deliveries.

At the Closing, Seller shall deliver to Purchaser (or as Purchaser may request or to such other Person as is entitled to receive such delivery pursuant to this Agreement):

	2.2.1	a bill of sale in the form of Exhibit 2.2.1 (the “Bill of Sale”), duly executed by Seller;

	2.2.2	the Newsprint Acquired Books and Records, which shall be delivered constructively;

	2.2.3	a special warranty deed in the form of Exhibit 2.2.3 (the “Deed” ), duly executed by Seller;

	2.2.4	the consent of Coalsales, LLC under that certain Purchase Agreement for Purchase and Sale of Coal dated as of January 1, 2007, between Seller and Coalsales, LLC;

	2.2.5	a FIRPTA certificate in the form of Exhibit 2.2.5, duly executed by Seller;

	2.2.6	an assignment and assumption agreement by and between Purchaser and Seller in the form of Exhibit 2.2.6 (the “Assignment and Assumption Agreement”), duly executed by Seller;

	2.2.7	the ONP Supply Agreement and the OCC Supply Agreement, in each case duly executed by Seller or its applicable Affiliate;

	2.2.8	the Transitional Services Agreement, duly executed by Seller;

	2.2.9	required Arizona and local real estate and other filings, including an Affidavit of Property Value attached hereto as Exhibit 2.2.9 (the “Real Property Affidavit”);

	2.2.10	the Stone Container Assignment, duly executed by Seller;

	2.2.11	stock certificate(s) evidencing the Apache Shares duly endorsed in blank by Seller;

2.2.12

resignations dated the Closing Date, duly executed by all of the directors and officers of Apache, or alternatively (but only to the extent permitted under applicable law), certified resolutions of the shareholder or directors of Apache removing all directors and officers of Apache and replacing them with such individuals as Purchaser may designate;

2.2.13	the certificate required pursuant to Section 7.2.6;

2.2.14	a duly executed release or releases, in form and substance reasonably acceptable to Purchaser releasing the Newsprint Assets from the Encumbrances set forth on Schedule 2.2.14;

2.2.15

with respect to the Newsprint Water Rights, the appropriate executed assignments, requests to change well information and notifications, each in a form (i) acceptable to ADWR when supplemented by evidence of transfer of title and (ii) reasonably acceptable to Purchaser;

2.2.16	the Pension Plans Assignment and Assumption Agreement, duly executed by Seller;

2.2.17	the Welfare Benefit Plans Assignment and Assumption Agreement, duly executed by Seller;

2.2.18	each Arizona Lease Assignment and Assumption Agreement, in each case together with an Arizona Lease Application Form, each duly executed and completed by Seller;

2.2.19

in form and substance reasonably satisfactory to Purchaser, all other consents or waivers from third parties to Material Contracts required to be obtained in connection with the consummation of the transactions contemplated by this Agreement, the failure of which to obtain would, individually or in the aggregate, be material to the Newsprint Business or Apache after the Closing; and

2.2.20	such other agreements, documents and instruments as are contemplated to be delivered by Seller at the Closing pursuant to this Agreement.

2.3	Purchaser’s Deliveries.

At the Closing, Purchaser shall deliver to Seller (or as Seller may request or to such other Person as is entitled to receive such delivery pursuant to this Agreement):

2.3.1

the Estimated Adjusted Purchase Price by wire transfer of immediately available funds in accordance with the wire instructions attached as Exhibit 2.3.1 (or as such instructions may be modified by Seller by written notice to Purchaser no later than two (2) Business Days prior to the Closing Date);

	2.3.2	the Bill of Sale, duly executed by Purchaser;

	2.3.3	the Assignment and Assumption Agreement, duly executed by Purchaser;

	2.3.4	the ONP Supply Agreement and the OCC Supply Agreement, in each case duly executed by Purchaser;

2.3.5	the Transitional Services Agreement, duly executed by Purchaser;

2.3.6	required Arizona and local real estate and other filings, including the Real Property Affidavit;

2.3.7

evidence of the unconditional and irrevocable release of Seller and its Affiliates (other than Apache) under the letter of credit set forth on Schedule 2.3.7, or if Purchaser, despite using commercially reasonable efforts, is unable to obtain such release at or prior to the Closing, a letter of credit in form and substance acceptable to Seller, acting reasonably, in an amount of no less than the amount of the obligations guaranteed pursuant to the letter of credit set forth on Schedule 2.3.7, provided, however, that Purchaser shall continue to use commercially reasonable efforts after the Closing to obtain such release;

2.3.8	the Stone Container Assignment, duly executed by Purchaser;

2.3.9	the Pension Plans Assignment and Assumption Agreement, duly executed by Purchaser;

2.3.10	the Welfare Benefit Plans Assignment and Assumption Agreement, duly executed by Purchaser;

2.3.11	each Arizona Lease Assignment and Assumption Agreement, in each case together with an Arizona Lease Application Form, each duly executed and completed by Purchaser;

2.3.12	the certificate required pursuant to Section 7.3.4;

2.3.13

copies of the signed Amendment Applications (the “APP Amendment Applications”) to be filed promptly after the Closing to transfer to Purchaser the Aquifer Protection Permits listed as items 16, 17, 18 and 19 on Schedule 3.17(a) as contemplated by Section 5.4.2; and

2.3.14	such other agreements, documents and instruments as are contemplated to be delivered by Purchaser at the Closing pursuant to this Agreement.

3.          REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the attached Schedules, Seller represents and warrants to Purchaser as at the Effective Date as set forth in this Section 3. For the purposes of the representations and warranties of Seller contained herein, disclosure in any of the Schedules attached hereto of any facts or circumstances shall be deemed to be an adequate response and disclosure of such facts or circumstances with respect to all representations or warranties by Seller calling for disclosure of such information, whether or not such disclosure is specifically associated with or purports to respond to one or more or all of such representations or warranties, provided that, and only to the extent that, the relevance of the fact or circumstance so disclosed to the applicable representation or warranty is readily apparent. The inclusion of any information in any Schedule or other document delivered or made available by Seller pursuant to this Agreement or the other Operative Agreements, including the specification of any dollar amount, shall not be deemed to be an admission or evidence of the materiality of such item or amount, nor shall it establish a standard of materiality for any purpose whatsoever. Notwithstanding anything herein contained, except for the representations and warranties in Sections 3.1, 3.2 and 3.15, all of the representations and warranties of Seller are limited, insofar as they relate to Seller (and not to Apache), to the extent to which they apply to the Newsprint Business or the Newsprint Assets, as applicable.

3.1	Organization of Seller and Apache and Ownership of Apache Shares.

3.1.1

Each of Seller and Apache is duly organized, validly existing and in good standing under the laws of its state of incorporation and Seller is qualified to transact business and is in good standing in the State of Arizona. Each of Seller and Apache is qualified to do business as a foreign corporation in each jurisdiction where the conduct of the Newsprint Business or Railway Business, as applicable, would require it to be so qualified or licensed except where the failure to be so qualified would not have a Material Adverse Effect. Seller has all requisite corporate power and corporate authority to own, lease and operate the Newsprint Assets and carry on the Newsprint Business. Apache has all requisite corporate power and corporate authority to own, lease and operate its assets and properties and to carry on the Railway Business.

3.1.2

The number of authorized, issued and outstanding shares of capital stock of Apache is set forth on Schedule 3.1.2. All of the Apache Shares (i) have been duly authorized and validly issued, (ii) are fully paid and non-assessable, (iii) have not been issued in violation of preemptive rights, and (iv) are owned of record and beneficially solely by Seller free and clear of any Encumbrances, and Seller has good and valid title to the Apache Shares. There is no outstanding option, warrant, convertible security, arrangement, commitment or other Contract relating to the issued or unissued equity interests of Apache that gives any Person the right to purchase or receive an equity interest in Apache. The Apache Shares represent one hundred percent (100%) of the issued and outstanding capital stock of Apache.

	3.1.3	Apache does not own, directly or indirectly, any equity interest in any Person.

3.2	Power and Authority.

Seller has the necessary corporate power and authority to execute and deliver this Agreement and the other Operative Agreements to which it is a party and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Seller of this Agreement and the other Operative Agreements to which it is a party, the performance by Seller of its obligations hereunder and thereunder, and the consummation by Seller of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary corporate action. This Agreement and each of the other Operative Agreements to which Seller or an Affiliate of Seller is a party (when such other Operative Agreements are executed and delivered by Seller or such Affiliate of Seller) have been duly and validly executed and delivered by Seller. This Agreement and each of the other Operative Agreements to which Seller or an Affiliate of Seller is a party (when such other Operative Agreements are executed and delivered by Seller or such Affiliate of Seller) constitute the legal, valid and binding obligation of Seller or such Affiliate of Seller, enforceable against Seller or such Affiliate of Seller in accordance with their respective terms, in each case subject to applicable bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors’ rights and to general equity principles.

3.3	No Violation.

The execution and delivery by Seller of this Agreement and the other Operative Agreements to which it is a party, the performance by Seller of its obligations under this Agreement and such Operative Agreements and the consummation of the transactions contemplated hereby and thereby do not and will not:

	3.3.1	result in a violation or breach of any of the terms, conditions or provisions of the organizational documents of Seller or of Apache;

	3.3.2	result in a violation or breach of any term or provision of any applicable law, injunction, agreement or decree;

3.3.3

except as disclosed on Schedule 3.3.3, (i) result in a violation or breach of, (ii) constitute a default under, (iii) require Seller or Apache to obtain any permit, authorization, consent, approval or action of, or make any filing with or give any notice to, any Person as a result or under the terms of, or (iv) result in or give to any Person including any Governmental Entity any right of first offer, first refusal, option, termination, cancellation, acceleration or modification in or with respect to, or under, any Contract included within the Newsprint Assets or to which Apache is a party or an obligor; or

3.3.4

result in the creation or imposition of any Encumbrance (other than Permitted Liens) upon any of (i) the Newsprint Assets, (ii) the Apache Shares or any of Apache’s assets or (iii) any Contract included within of the Newsprint Assets or to which Apache is a party or an obligor, except for, in the case of Sections 3.3.2, 3.3.3 and 3.3.4 above, those that, in each case or collectively, (i) would not have a Material Adverse Effect and (ii) has not and would not reasonably be expected to, individually or in aggregate, materially and adversely affect the ability of Seller to consummate the transactions contemplated by this Agreement and the other Operative Agreements.

3.4	Financial Statements.

3.4.1

Attached hereto as Schedule 3.4.1 are true and complete copies of the unaudited balance sheets for the Newsprint Business as at December 31, 2007 and December 31, 2006 and statements of operations for the Newsprint Business for the years ended December 31, 2007, December 31, 2006, and December 31, 2005 (the “Newsprint Financial Statements”). Except as set forth in the notes thereto, except as disclosed on Schedule 3.5, and except that the statements of operations included in the Newsprint Financial Statements have been prepared on a pre-Income Tax basis and the balance sheets contained in the Newsprint Financial Statements do not reflect any liabilities for Income Taxes, the Newsprint Financial Statements were prepared in accordance with GAAP and fairly present in all material respects the financial condition and results of operations of the Newsprint Business as of the dates thereof and for the periods covered thereby.

	3.4.2	Attached hereto as Schedule 3.4.2 are true and complete copies of the unaudited balance sheets for Apache as at December 31, 2007 and December 31, 2006 and

statements of operations for Apache for the years ended December 31, 2007, December 31, 2006, and December 31, 2005 (the “Apache Financial Statements”). Except as set forth in the notes thereto, and except as disclosed on Schedule 3.5, the Apache Financial Statements were prepared in accordance with GAAP and fairly present in all material respects the financial condition and results of operations of Apache as of the dates thereof and for the periods covered thereby.

3.4.3

Since the date of the latest balance sheet included in the Financial Statements (the “Balance Sheet Date”), except as set forth on Schedule 3.4.3 and except as set forth on Schedule 3.19, Seller has conducted the Newsprint Business and Apache has conducted the Railway Business only in the ordinary course of business and there has not occurred any event with respect to the Newsprint Business or the Apache Business that would have a Material Adverse Effect.

3.4.4

The books and records of each of the Newsprint Business and Apache are in all material respects correct and complete, are maintained in accordance with good business practice and all applicable laws, and fairly reflect in all material respects all of the transactions and operations that are or should be therein described.

3.5	No Undisclosed Liabilities.

Except for the liabilities and obligations set forth on the Financial Statements, as incurred since the Balance Sheet Date in the ordinary course of business or as disclosed on Schedule 3.5, there are no liabilities of, relating to or affecting Apache or the Newsprint Business of the type that would be required to be set forth in a financial statement prepared in accordance with GAAP.

3.6	Legal Proceedings.

Except as disclosed on Schedule 3.6:

3.6.1

there are no Actions pending or, to the Knowledge of Seller, threatened against, relating to or affecting the Newsprint Assets or Apache that, if adversely determined, would have a Material Adverse Effect;

3.6.2

there is no order, writ, judgment, award, injunction, agreement or decree of any Governmental Entity of competent jurisdiction or any arbitrator or arbitrators outstanding against, relating to or affecting the Newsprint Assets or Apache other than those that would not have a Material Adverse Effect; and

3.6.3

there are no Actions pending or, to the Knowledge of Seller, threatened against Seller or any of its Affiliates, or otherwise relating to or affecting Seller, the Newsprint Assets or Apache that would result in the issuance of an order restraining, enjoining or otherwise prohibiting or making illegal the consummation of the transactions contemplated by this Agreement or any of the other Operative Agreements.

3.7	Compliance With Laws and Orders.

Except as disclosed on Schedule 3.7, (i) Seller (as it relates to the Newsprint Business) complies with all applicable laws (excluding, for the purposes of this Section 3.7, ERISA, Environmental Laws, labor laws and Tax laws which are specifically covered in this Section 3) and (ii) Apache complies with all applicable laws (excluding, for the purposes of this Section 3.7, ERISA, Environmental Laws, labor laws and Tax laws which are specifically covered in this Section 3), except for such non-compliance as would not have a Material Adverse Effect. Since January 1, 2005, neither Seller nor Apache received any written communication from a Governmental Entity that alleged that Seller (as it relates to the Newsprint Business) or Apache is not in compliance with any federal, state, foreign or local laws, rules and regulations, except to the extent any instances of non-compliance would not have a Material Adverse Effect.

3.8	Tax Matters.

3.8.1

All material Tax Returns required to be filed for tax years beginning after December 31, 2003 (i) by Seller with respect to the Newsprint Business and (ii) by or with respect to Apache have been timely filed. All such Tax Returns were correct and complete in all material respects. For tax years beginning after December 31, 2003, all material Taxes owed by Seller with respect to the Newsprint Business and, for all tax years for which the relevant statute of limitations has not yet expired, all material Taxes owed by Apache (in each case whether or not shown on any Tax Return) have been paid or adequate reserves (in conformity with GAAP consistently applied) have been established in the Financial Statements for the payment of such Taxes.

3.8.2

There are no Encumbrances for Taxes (other than Taxes not yet due and payable) upon any of the Newsprint Assets, the Apache Shares, or the assets of Apache. For tax years beginning after December 31, 2003, Seller with respect to the Newsprint Business and, for all tax years for which the relevant statute of limitations has not yet expired, Apache, have each withheld and paid all material Taxes required to be withheld and paid in connection with amounts paid and owing to any employee, independent contractor, creditor, stockholder or other third party (whether domestic or foreign).

3.8.3

Apache does not have any liability for the Taxes of any Person (i) for any tax period beginning on or after January 1, 1998, under Treasury Regulation §1.1502-6 (or any similar provision of state, local, or foreign law) other than as a member of any Affiliated Group of which any of AbitibiBowater Inc., Donohue Corp., or Abitibi-Price Corporation were the parent, or (ii) as a transferee or successor or, by contract.

3.8.4

Apache was included in a consolidated federal Income Tax Return that also included Seller for the taxable year immediately preceding the current taxable year, and will continue to be included in such Tax Return through the Closing Date.

3.8.5

Except as disclosed on Schedule 3.8.5, there is no action, suit, proceeding, audit, investigation or claim pending or, to the Knowledge of Seller, threatened concerning any material Tax liability of Seller with respect to the Newsprint Assets, Newsprint Business or Apache that has been raised by any Taxing Authority, nor has any material deficiency or claim for any such Taxes been proposed, asserted or, to the Knowledge of Seller, threatened. Neither Seller with respect to the Newsprint Business or Newsprint Assets nor Apache has waived any statute of limitations in respect of any material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency.

3.8.6	The representations and warranties contained in this Section 3.8 are the only representations and warranties made by Seller with respect to matters arising under Tax law.

3.9	Benefit Plans; ERISA.

3.9.1

Except for Seller’s equity compensation plans, all Benefit Plans are listed on Schedule 3.9.1(a). Except as provided on Schedule 3.9.1(b), with respect to each Benefit Plan, Seller or Apache has heretofore made available to Purchaser, true and complete copies of the following documents: (i) a copy of each written Benefit Plan; (ii) a copy of the most recent summary plan description required under ERISA with respect thereto; (iii) if the Benefit Plan is funded through a trust or any third party funding vehicle, a copy of the trust or other funding agreement and the latest Form 5500, if applicable; and (iv) the most recent determination letter received from the IRS with respect to each Benefit Plan intended to qualify under Section 401(a) of the Code.

	3.9.2	Except as disclosed on Schedule 3.9.2:

(a)	Seller and Apache are members of a controlled group as defined in 430(k)(6)(C) of the Code. All contributions required under Sections 412 and 430 of the Code to each Benefit Plan have been made;

(b)

neither Apache, nor Seller with respect to the Newsprint Business, nor any ERISA Affiliate of Apache or of Seller with respect to the Newsprint Business, has filed a notice of intent to terminate any single-employer defined benefit pension plan or has adopted an amendment to treat a single-employer defined benefit pension plan as terminated, nor has such a plan been terminated by Apache, Seller, any ERISA Affiliate of Apache or of Seller or the PBGC;

(c)

neither Apache, nor Seller with respect to the Newsprint Business, nor any ERISA Affiliate of Apache or of Seller with respect to the Newsprint Business, has withdrawn from any multiemployer plan with respect to which there is any current outstanding liability; and

(d)

since January 1, 2005, all contributions to Benefit Plans that were required to be made under such Benefit Plans have been made and prior to January 1, 2005 all material contributions to Benefit Plans that were required to be made under such Benefit Plans have been made.

3.9.3	Each Benefit Plan has been operated and administered in all material respects in accordance with its terms and applicable laws, including ERISA and the Code.

3.9.4

Except as set forth on Schedule 3.9.4, each Benefit Plan intended to qualify under Section 401 of the Code is, and since its inception has been, so qualified and a determination letter (or notification letter in the case of a prototype plan) has been issued by the IRS to the effect that each such Benefit Plan is so qualified.

3.9.5

Except as expressly otherwise provided in Sections 6.2 and 6.3, and except as disclosed on Schedule 3.9.5, the execution of, and performance of the transactions contemplated by this Agreement will not (either alone or to the Knowledge of Seller upon the occurrence of any additional or subsequent events) constitute an event under any Benefit Plan, trust or loan that will or would be reasonably be expected to result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Newsprint Employee or Apache Employee.

3.9.6

There are no pending or, to the Knowledge of Seller, threatened actions, suits, arbitrations or claims with respect to any Benefit Plan, other than routine claims for benefits by any current or former Newsprint Employee or Apache Employee against Seller, Apache or any Benefit Plan.

3.9.7	Seller in respect of Newsprint Employees and Apache have no liability, actual or contingent, by reason of any employee who was improperly excluded from participating in any Benefit Plan.

3.9.8

Except as set forth on Schedule 3.9.8, (i) neither Seller, Apache nor any Benefit Plan has received written notice, nor to the Knowledge of Seller, oral notice, that Seller in respect of Newsprint Employees, Apache, or any Benefit Plan is under audit or investigation or similar proceeding by the IRS, the Department of Labor, the PBGC or other governmental authorities, and (ii) to the Knowledge of Seller, no such audit, investigation, or proceeding is threatened.

3.9.9

With respect to the Multiemployer Plan, in its three (3) most recently completed plan years, there has not been a “contribution decline” or “partial cessation” (as each is defined in Section 4205 of ERISA) with respect to Seller or any of its ERISA Affiliates.

The representations and warranties contained in this Section 3.9 and in Section 3.14 are the only representations and warranties made by Seller with respect to matters arising under ERISA or concerning Benefit Plans.

3.10	Real Property.

3.10.1.

Schedule 3.10.1(a) contains a complete and accurate description of all Owned Real Property (including a legal description that is accurate in all material respects) and all Encumbrances thereon. The Owned Real Property constitutes all of the real property owned (i) by Apache or (ii) by Seller with respect to the Newsprint Business. Except as disclosed on Schedule 3.10.1(b), Seller or Apache has good, marketable, undivided, insurable fee simple title to the Owned Real Property, free and clear of any Encumbrances other than Permitted Liens.

3.10.2.

Except as set forth on Schedule 3.10.2, each Real Property Lease is a legal, valid and binding Contract of Seller or Apache, as applicable, and to the Knowledge of Seller, of the other parties thereto; provided that no representation or warranty is made as to any Contract that is not in writing and fully executed by all parties thereto or where the term thereof has expired, in each case to the extent set forth on Schedule 3.10.2. Except for such defaults as would not have a Material Adverse Effect, there is no existing default under any Real Property Lease (i) by Seller or Apache, or (ii) to the Knowledge of Seller, by the other parties thereto.

	3.10.3.	Except as set forth on Schedule 3.10.3:

(a)	to the Knowledge of Seller, the legal descriptions of the Owned Real Property contained in the Title Commitment describe the Owned Real Property fully and adequately;

(b)

except as otherwise indicated in the Surveys (i) all Structures are located within the boundary lines of Owned Real Property and no buildings, structures, fixtures, facilities, or improvements to any parcel adjacent to the Owned Real Property encroach onto any portion of the Owned Real Property and (ii) the Structures do not encroach on any easement which burdens any portion of the Owned Real Property;

(c)

none of the Owned Real Property serves any adjacent parcel for any purpose inconsistent with the use of the Owned Real Property or otherwise encroaches upon the real property of any Person, except where such inconsistencies or encumbrances would not have a Material Adverse Effect;

(d)

Seller or Apache has legal rights of physical and legal ingress and egress to and from the Owned Real Property from and to adjoining streets and roads and, to the Knowledge of Seller, no conditions exist that would result in the termination of such ingress and egress;

(e)

the Owned Tangible Real Assets are (i) free of defects that would not be considered reasonably customary or reasonably expected for assets of a similar age and use as the Owned Tangible Real Assets and that would have a Material Adverse Effect, and (ii) fit for the particular purpose for which they are used, and no maintenance or repair to the Owned Real Property or any Owned Tangible Real Asset has been unreasonably deferred other than such of the foregoing that would not have a Material Adverse Effect;

(f)

all gas, electric, telephone, communications and all other utilities required by any applicable law or by the use and operation of the Owned Real Property in the operation of the Businesses, are connected to municipal or public or other utility services, are adequate to and usable by the Owned Real Property and to service the Owned Real Property in the operation of the Businesses in the ordinary course of business and to permit compliance, in all material respects, with the requirements of all applicable laws in the operation of the Businesses;

(g)

the Owned Real Property and all present uses and operations of the Owned Real Property comply, in all material respects, with all applicable laws, court orders, governmental permits, or restrictions of any Governmental Entity having jurisdiction over any portion of the Owned Real Property, including those related to zoning, land use, and access by the handicapped, covenants, conditions, restrictions, easements, disposition Contracts, and similar matters affecting the Owned Real Property;

(h)

there are no pending, or to the Knowledge of Seller, threatened, condemnation, fire, health, safety, building, zoning, or other land use regulatory proceedings, lawsuits, or administrative actions relating to any portion of the Owned Real Property or any other matters that do or would have a Material Adverse Effect, nor has Seller or Apache received written notice of any pending or threatened special assessment proceedings affecting any portion of the Owned Real Property;

(i)

since January 1, 2005, no portion of the Owned Real Property or the Structures has suffered any material damage by fire or other casualty that has not heretofore been repaired and restored in all material respects;

(j)

except as may be a Permitted Lien, there are no outstanding options, rights of first offer, or rights of first refusal or other similar Contracts or rights to purchase or lease the Owned Real Property (other than as contained in the Snowflake Lease), or any portion thereof or interest therein, other than this Agreement;

(k)	no Violations exist at the Owned Real Property, except such Violations that would not have a Material Adverse Effect; and

(l)

to the Knowledge of Seller, since January 1, 2005, no third party has requested permission to enter the Real Property pursuant to a statutory or contractual right for the purpose of extracting oil, gases, geothermal resources, coal, ores, minerals, fertilizer, fossils or any similar commodity.

3.10.4.

Except as set forth on Schedule 3.10.4, to the Knowledge of Seller, the Newsprint Water Rights include all necessary water rights required to continue the Businesses on the Owned Real Property, and all charges, filings, registrations and assessments related thereto have been made and are current.

3.10.5.

Except as set forth on Schedule 3.10.5 or as would not have a Material Adverse Effect, the Owned Real Property is not located within any water conservation, irrigation, soil conservation, weed or insect abatement or other similar district, or any special improvement district and the Owned Real Property is not within a flood control district.

3.10.6.	To the extent that any wells are located on the Owned Real Property (the “Wells”), Seller has not received any written notice from ADWR that such Wells require meters under the requirements of ADWR.

3.10.7.

To the Knowledge of Seller, (a) no historical or archaeological materials or artifacts of any kind or any Indian ruins of any kind located on the Owned Real Property interfere in any material respect with the operation of either Business and (b) no third party has made a claim against Seller or Apache with respect to any such materials, artifacts or ruins on any parcel of the Owned Real Property on which any Owned Tangible Real Asset is located nor has any such claim been made on any other parcel of the Owned Real Property since January 1, 2006.

3.10.8.	The Encumbrances contained on Schedule 3.10.8 do not, in the aggregate, have a material adverse effect on either of the Businesses.

3.11	Equipment.

3.11.1

Except as set forth on Schedule 3.11.1, all of the Equipment (excluding Inventory for purposes of this Section 3.11) is operational, usable in the ordinary course of business, and conforms, in all material respects, with any applicable laws relating to its construction, use and operation; provided that no representation or warranty is made as to any Equipment that individually or in the aggregate is not material to either of the Businesses. To the Knowledge of Seller, there are no facts or conditions affecting any Equipment that could reasonably be expected, individually or in the aggregate, to interfere in any material respect with the operation of the Businesses.

3.11.2

Except as set forth on Schedule 3.11.2, each Equipment Lease is a legal, valid and binding Contract of Seller or Apache, as applicable, and to the Knowledge of Seller, of the other parties thereto; provided that no representation or warranty is made as to any Contract that is not in writing and fully executed by all parties thereto or where the term thereof has expired, in each case to the extent set forth on Schedule 3.11.2. Seller or Apache, as applicable, is not in default under any Equipment Lease, except for such defaults as would not have a Material Adverse Effect. Since January 1, 2005, neither Seller nor Apache has received any written communication from, or given any written communication to, any other party indicating that there is a default under any Equipment Lease. To the Knowledge of Seller, (i) none of the other parties to any Equipment Lease is in default thereunder, except for such defaults that would not have a Material Adverse Effect and (ii) each such Equipment Lease is enforceable against the other parties thereto in accordance with the terms thereof.

3.11.3

Except as set forth on Schedule 3.11.3 and the products and services described in Section 5.10, when taken together with any assets, services or rights to be provided by Seller or its Affiliates pursuant to the ONP Supply Agreement, the OCC Supply Agreement and the Transitional Services Agreement, the Newsprint Assets, the Apache Shares and the assets of Apache constitute all the assets that will be necessary for Purchaser to continue to operate and conduct the Newsprint Business immediately following the Closing in all material respects as currently conducted.

3.12	Intellectual Property Rights.

The Intellectual Property Assets constitute the only intellectual property of Seller, Apache or any third party material to the current conduct of the Businesses, other than the Excluded Intellectual Property. Except as set forth on Schedule 3.12(a), each of the Newsprint Intellectual Property Licenses is a legal, valid and binding Contract of Seller or Apache, as applicable, and to the Knowledge of Seller, of the other parties thereto, and there is no existing default of Seller or Apache, as applicable, or to the Knowledge of Seller, of the other parties thereto in any material respect under any such Newsprint Intellectual Property License; provided, that, no representation or warranty is given as to any Contract that is not in writing and fully executed by all parties thereto or where the term thereof has expired, to the extent set forth on Schedule 3.12(a). Except as disclosed on Schedule 3.3, each Newsprint Intellectual Property License is assignable by Seller to Purchaser without consent of any third party. No action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand against Seller or any Affiliate of Seller (in either case in connection with the Newsprint Business) or Apache is pending or, to the Knowledge of Seller, is threatened which challenges the legality, validity, enforceability, use or ownership of any of the Intellectual Property Assets in connection with the Businesses. Except as disclosed on Schedule 3.12(b), neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will impair or alter in any material respect any rights in the Intellectual Property Assets.

3.13	Material Contracts.

3.13.1

Except for the BCBSA Contract, Schedule 3.13.1 contains a true and complete list of each Contract to which Seller or Apache is a party or by which Seller or Apache is bound (and in the case of Seller, that relates to the Newsprint Business) that:

(a)

provides for the sale or supply of products (including purchase orders and sale orders) or performance of services, and provides for aggregate future payments in respect of the Newsprint Business or Apache of more than $500,000 on an annual basis, provided, however, that any Contract for the sale of newsprint (other than the Newsprint Customer Orders) shall not be included on Schedule 3.13.1 and shall be an Excluded Contract;

(b)

provides for the future purchase of, or payment for, supplies or products from a third party, the lease of any real or personal property from or to a third party, or the performance of services by a third party, and in each case provides for aggregate future payments in respect of the Newsprint Business or Apache of more than five hundred thousand Dollars ($500,000) on an annual basis;

(c)

is a Contract to operate for any other party any real or personal property, and provides in each case for aggregate future payments in respect of the Newsprint Business or Apache of more than five hundred thousand Dollars ($500,000) on an annual basis;

		(d)	is a Collective Bargaining Agreement;

		(e)	is with respect to a partnership or joint venture;

(f)

limits the right of Apache or the Newsprint Business to engage in any type or line of business, conduct business in any geographical area or with any Person or to solicit for hire or hire any Person, or would limit the right of Purchaser or any of its Affiliates to do any of the foregoing;

		(g)	contains a “most favored nation” pricing agreement in favor of a customer;

(h)

is an agreement for (i) the employment of any employee or with respect to the compensation of any employee or consultant employed or retained by Seller or Apache that in any such case provides for base compensation (or payment in the case of consultants) in excess of one hundred fifteen thousand Dollars ($115,000) per annum and is not terminable-at-will (without payment other than for service rendered up to the date of termination) or (ii) severance of any employee or consultant of Seller or Apache that provides for severance or other compensation in an amount exceeding one third (S) of the annual compensation of such employee or consultant;

(i)

is a note, debenture, bond, conditional sale Contract, equipment trust Contract, letter of credit Contract, reimbursement Contract, loan Contract or other Contract for the borrowing or lending of money (including loans to or from officers or directors but excluding advances to officers, directors or employees consistent with past practice), a Contract for a line of credit or for a guarantee of, or other undertaking in connection with, the indebtedness of any other Person;

(j)

is a Contract for any capital expenditure or leasehold improvement, and provides for aggregate future payments in respect of the Newsprint Assets or Apache of more than five hundred thousand Dollars ($500,000) on an annual basis; and

(k)	is a Contract creating an Encumbrance on the Newsprint Assets or the assets of Apache (except for Permitted Liens), excluding leases,

(those Contracts set forth on Schedule 3.13.1, together with the Operating and Management Agreement, the Snowflake Lease and any other Contracts required to be set forth on Schedule 3.13.1 (excluding, however, the BCBSA Contract) are collectively referred to as the “Material Contracts”).

3.13.2	Seller has delivered or made available to Purchaser complete and correct copies of all written Material Contracts and accurate descriptions of all material terms of all unwritten Material Contracts.

3.13.3

Except as set forth on Schedule 3.13.3(a), each Material Contract is a legal, valid and binding Contract of Seller or Apache, as applicable, and to the Knowledge of Seller, the other parties thereto; provided that no representation or warranty is given as to any Contract that is not in writing and fully executed by all parties thereto or where the term thereof has expired, in each case to the extent set forth on Schedule 3.13.1. Seller or Apache, as applicable, is not in default under any Material Contract, except for such defaults as would not have a Material Adverse Effect. Since January 1, 2005, except as set forth on Schedule 3.13.3(b), neither Seller nor Apache has received any written communication from, or given any written communication to, any other party indicating that there is a material default under any Material Contract. Except as set forth on Schedule 3.13.3(c), to the Knowledge of Seller, (i) none of the other parties to any Material Contract is in default thereunder, except for such defaults that would not have a Material Adverse Effect and (ii) each such Material Contract is enforceable against the other parties thereto in accordance with the terms thereof; provided that no representation or warranty is given as to any Contract that is not in writing and fully executed by all parties thereto or where the term thereof has expired, in each case to the extent set forth on Schedule 3.13.1.

3.14	Employees; Labor Relations.

	3.14.1	Schedule 3.14.1 contains a list of the name of each employee (i) of Apache and (ii) of Seller in the current conduct of the Newsprint Business, as at the date indicated therein.

3.14.2

Except as set forth on Schedule 3.14.2, there are no pending, or to the Knowledge of Seller, threatened labor disputes, proceedings or Actions, including any charges of unfair labor practices within the meaning of applicable labor relations legislation, strikes, slowdowns, picketing, work stoppages, lock-outs, hand billings, boycotts, arbitrations, charges or similar labor related disputes or proceedings pertaining to Seller or Apache by or with respect to any Newsprint Employees or Apache Employees or by any labor union, council of labor unions, employee bargaining agency or affiliated bargaining agent on behalf of any Newsprint Employee or Apache Employee. Except as

disclosed on Schedule 3.14.2, (a) to the Knowledge of Seller, no Newsprint Employee or Apache Employee is represented by a labor union, (b) Seller is not a party to, or otherwise subject to, any collective bargaining agreement or other labor union contract, (c) no petition has been filed or proceeding instituted since January 1, 2003 by a Newsprint Employee or Apache Employee, or group of such employees, with any labor relations board seeking recognition of a bargaining representative, and (d) there are no pending, or to the Knowledge of Seller, threatened organizing activities by or on behalf of any trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent, with respect to any employees of Seller.

3.14.3

Since January 1, 2005, and to the Knowledge of Seller, prior to January 1, 2005, except as set forth on Schedule 3.14.3, Seller has arbitrated no material dispute with any labor union representing Newsprint Employees or Apache Employees.

3.14.4

Except as set forth on Schedule 3.14.4, Seller has not entered into any written agreement with any labor union representing Newsprint Employees or Apache Employees which materially modifies any Collective Bargaining Agreement.

3.14.5

Except as set forth on Schedule 3.14.5, no Newsprint Employees or Apache Employees covered by a Collective Bargaining Agreement are on layoff status or to the Knowledge of Seller scheduled or otherwise planned to be transferred to layoff status.

3.14.6

Seller represents and agrees that it has fulfilled (or will fulfill prior to the Closing) relating to the transactions contemplated by this Agreement, all of its material legal and contractual obligations to all labor unions that represent Newsprint Employees and Apache Employees.

3.14.7

Seller in respect of Newsprint Employees and Apache (i) are in compliance in all material respects with all applicable laws respecting employment, overtime pay and wages and hours, (ii) have withheld all material amounts required by law or by agreement to be withheld from the wages, salaries and other payment to the Newsprint Employees and Apache Employees, as applicable and (iii) are not liable for or in arrears with respect to wages or any taxes or any penalty for failure to comply with any of the foregoing.

3.15	Brokers.

Other than Scotia Capital Inc., no agent, broker, finder, investment banker, financial advisor or other similar Person will be entitled to any fee, commission or other compensation in connection with any of the transactions contemplated by this Agreement or any of the other Operative Agreements on the basis of any act or statement made by Seller, Apache or any of their Affiliates (the fees of Scotia Capital Inc. being solely the responsibility of Seller).

3.16	Title.

3.16.1

Except as disclosed on Schedule 3.16.1, (i) Seller has good and transferable title to, valid leasehold interests in, or valid licenses to use all of the Newsprint Assets (excluding for this purpose the Newsprint Owned Real Property, which is covered by Section 3.10), free of any Encumbrances (other than Permitted Liens) and (ii) the Newsprint Assets (excluding for this purpose the Newsprint Owned Real Property, which is covered by Section 3.10) are not subject to any Encumbrances other than Permitted Liens, except for such title defects and/or Encumbrances that would not have a Material Adverse Effect.

3.16.2

Except as disclosed on Schedule 3.16.2, Apache has good and transferable title to, valid leasehold interests in or valid licenses to use all of its material assets (excluding for this purpose the Apache Owned Real Property which is covered by Section 3.10), in each case free and clear of all Encumbrances other than Permitted Liens.

3.17	Permits.

Apache and Seller (in the current conduct of the Newsprint Business) (i) hold all Permits necessary or required by applicable law to be held by Apache and Seller to conduct their respective Businesses; (ii) have made all appropriate filings for issuance or renewal of such Permits, and (iii) are in compliance with (and have complied at all times since January 1, 2005 with) any and all obligations required to be met to obtain or renew any such Permit (and no material capital expenditures are reasonably expected to be required to be made under current applicable laws and regulations (including enacted but not yet effective laws) during the two (2) years following the Effective Date in order to be in such compliance or to meet such obligations), except where the failure to have such Permits or the failure to be in such compliance would not have a Material Adverse Effect. All Permits necessary to conduct the Businesses are set forth on Schedule 3.17(a) , other than Permits the failure of which to have is not, individually or in the aggregate, material to the Newsprint Business or Apache, as the case may be (the “Material Permits”). Since January 1, 2005, neither Seller nor Apache has received written notice of any proceeding threatening the validity of, or alleging noncompliance with, any Material Permit. There are no defects in any Permit that individually or in the aggregate would be material to the Newsprint Business or Apache, as the case may be, and following the Closing, Seller will not undertake, directly or indirectly, any challenges to, any Permits relating to the operation of the Newsprint Assets or Apache. Schedule 3.17(b) sets forth a list of those Material Permits of Seller that cannot be transferred, assigned or conveyed to Purchaser prior to the Closing pursuant to the terms of such Material Permits or as a result of applicable law.

3.18	Environmental Matters.

Except as set forth on Schedule 3.18, (i) Seller conducts the Newsprint Business and Apache conducts the Railway Business in compliance in all material respects with all currently applicable Environmental Laws and Permits issued pursuant to Environmental Law and neither Seller nor Apache has received any written notice from any Governmental Entity or third party alleging that Seller or Apache is not in material compliance with any Environmental Law, which alleged noncompliance (and any associated penalties, liabilities or other obligations) remains unresolved, or remediation or other corrective action has not been taken and paid for; (ii) there are no Actions pending or, to the Knowledge of Seller, threatened against Seller (or, to the Knowledge of Seller, any predecessor of Seller) in connection with the Newsprint Business or Apache (or any predecessor entity of Apache) in connection with the Railway Business based on, arising out of, or relating to any Environmental Law, and neither Seller nor Apache are subject to any material outstanding order, writ, judgment, award, injunction or decree of any Governmental Entity or any arbitrator or arbitrators, in each case based on, arising out of, or relating to Environmental Law; (iii) there is no contamination of, and there have been no Releases or, to the Knowledge of Seller, threatened Releases of Hazardous Substances at the Real Property or, to the Knowledge of Seller, any real property formerly owned, leased or operated by Seller (or any predecessor of Seller) in connection with the Newsprint Business or Apache (or any predecessor entity of Apache) in connection with the Railway Business, in each case, requiring investigation or remediation under any Environmental Laws that has not been addressed to the satisfaction of all Governmental Entities with oversight responsibility therefor; (iv) neither Seller (nor, to the Knowledge of Seller, any predecessor of Seller) in connection with the Newsprint Business nor Apache (nor, to the Knowledge of Seller, any predecessor entity of Apache) in connection with the Railway Business has used any waste disposal site, or otherwise disposed of, transported, or arranged for the transportation of, any Hazardous Substances to any place or location (a) in violation of any Environmental Laws, (b) to the Knowledge of Seller, listed on the National Priorities List or any comparable list of state sites, or (c) in a manner that has given or would reasonably expected to give rise to material liabilities pursuant to any Environmental Laws; (v) to the Knowledge of Seller, there are no past or present conditions, events, circumstances, facts, activities, practices, incidents, actions, omissions or plans that are reasonably expected to give rise to any material liability on Seller in connection with the Newsprint Business or Apache under any Environmental Laws; and (vi) to the extent within its possession or reasonably available to Seller or Apache, Seller has delivered, or made available, to Purchaser true and complete copies and results of all material environmental assessments, material audits and Material Permits, and any other material reports, studies, analyses, tests, or monitoring possessed or initiated by Seller or Apache, in either case, since January 1, 2005 in connection with the Newsprint Business or Apache pertaining to compliance with, or liability under, any Environmental Laws, other than documents for which Seller has a reasonably valid claim of attorney-client or attorney work product privilege; provided that, to the Knowledge of Seller, Seller has disclosed to Purchaser in the due diligence materials made available by Seller any existing material liabilities and obligations arising under Environmental Law. The representations and warranties contained in this Section 3.18 and, insofar as it relates to Permits issued pursuant to Environmental Laws, Section 3.17, are the only representations and warranties made by Seller with respect to matters arising under Environmental Law.

3.19	Absence of Certain Changes.

Except as set forth on Schedule 3.4.3 and except as set forth on Schedule 3.19, since the Balance Sheet Date:

	3.19.1	there has been no event, change, effect, condition or circumstance that has occurred that, individually or in the aggregate, that would have a Material Adverse Effect;

3.19.2

neither Seller nor Apache has entered into or terminated any Contract outside the ordinary course of business that is or would have been a Material Contract had it not been terminated, except as set forth on Schedule 3.13.1 or Schedule 5.3;

3.19.3

neither Seller (to the extent related to the Newsprint Assets) nor Apache has adopted a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other material reorganization;

3.19.4

neither Seller nor Apache has acquired, sold, transferred or assigned any assets relating to the Newsprint Business or the Railway Business, as applicable, except in the ordinary course of business consistent with past practice;

3.19.5

neither Seller nor Apache has mortgaged, pledged, or subjected to any Encumbrance (other than Permitted Liens) any Newsprint Asset or any of the Apache Shares in the case of Seller or any of Apache’s assets in the case of Apache;

3.19.6

neither Seller, with respect to the Newsprint Assets, nor Apache has sold, assigned or transferred any material patents, trademarks, trade names, copyrights, trade secrets or other intangible assets, except in the ordinary course of business consistent with past practice;

3.19.7

there has been no casualty, loss, damage or destruction (whether or not covered by insurance) of any property which casualty, loss, damage or destruction is, individually or in aggregate, material to the Newsprint Business or Apache or waiver of any rights of material value against any Person;

3.19.8	Apache has not instituted or settled any material legal proceeding and Seller has not instituted or settled any material legal proceeding relating to the Newsprint Business;

3.19.9

other than in the ordinary course of business consistent with past practice, neither Seller (to the extent relating to the Newsprint Business) nor Apache has made any waiver or release of any material claim or right or cancellation of any material debt;

3.19.10

neither Seller nor Apache has (i) made any increase in the compensation payable or to become payable to any director, officer, employee, or agent, nor any other material change in any employment or consulting agreement that would be required to be set forth in Schedule 3.13.1, except in any such case in the ordinary course of business consistent with past practice and changes provided for under the terms of a Benefit Plan or under the terms of a Collective Bargaining Agreement, (ii) entered into any employment, retention, severance, change in control, or similar Contract that would be required to be set forth in Schedule 3.13.1 with any Person, or (iii) established or amended in any material respect any Benefit Plan;

3.19.11	neither Seller (as it relates to the Newsprint Business) nor Apache has allowed or agreed to allow the lapse of any right with respect to any Material Permit;

3.19.12	neither Seller nor Apache has committed or agreed, whether in writing or otherwise, to do any of the foregoing; and

3.19.13	no default occurred under the Snowflake Lease by either the landlord or, to the Knowledge of Seller, the tenant thereunder.

3.20	Inventory.

As at the Balance Sheet Date: (i) the Newsprint Inventory consisted of items of usable quality for the purposes of which they were manufactured in all material respects and none of such Newsprint Inventory was damaged or defective or obsolete, in all such cases, except to the extent of any reserves set forth on the Newsprint Financial Statements, (ii) such Newsprint Inventory is recorded in the Newsprint Financial Statements in accordance with GAAP in the manner described in the Newsprint Financial Statements subject to normal year end adjustments and (iii) each write-down of such Newsprint Inventory that should have been made pursuant to GAAP since January 1, 2005 has been made.

3.21	Related Party Transactions.

Schedule 3.21(a) describes each agreement, transaction or series of transactions between Seller (to the extent related to the Newsprint Business) or Apache, on the one hand, and any Related Party, on the other hand, which is currently in effect or which occurred or was in effect at any time since January 1, 2005, that, together with all related agreements, transactions or series of transactions, provides for aggregate future payments of more than five hundred thousand Dollars ($500,000) on an annual basis. Schedule 3.21(b) sets forth any balance payable to or receivable from such Related Party as of the Effective Date (other than compensation and payments paid in the ordinary course of business and employee benefits paid or provided in the ordinary course of business consistent with past practice pursuant to Benefit Plans disclosed on Schedule 3.9.1(a)) that exceeds five hundred thousand Dollars ($500,000).

3.22	Customers; Suppliers.

3.22.1

Schedule 3.22.1 sets forth a true, correct and complete list of the ten (10) largest customers (the “Customers”) of the Newsprint Business (based on amounts of revenues from the Customers for the twelve (12)-month period ended December 31, 2007), together with the volume of the purchases from the Newsprint Business made by such Customers during such period. To the Knowledge of Seller, as of the Effective Date, none of the Customers has cancelled or otherwise terminated, or threatened in writing to cancel or otherwise terminate its relationship with Seller. To the Knowledge of Seller, as of the Effective Date, no Customer has notified Seller of its intention to materially decrease or materially limit the supplies or materials sold by Seller in the Newsprint Business. Except as set forth in Schedule 3.22.1, neither any Customer has, nor any Newsprint Customer Order includes, any entitlement or right to a rebate based on aggregate annual volumes of newsprint sold to such customer or with respect to such Newsprint Customer Order.

3.22.2

As of the Effective Date, none of the material suppliers to the Newsprint Business has cancelled or otherwise terminated, or threatened in writing to cancel or otherwise terminate its relationship with Seller. No material supplier has notified Seller in writing of its intention to materially decrease or materially limit the supplies or materials sold to Seller.

3.23	Shared Services.

Except as set forth on Schedule 3.23 and except for those products and services described in Section 5.10 and those assets, services or rights to be provided by Seller or its Affiliates pursuant to the Transitional Services Agreement, the ONP Supply Agreement and the OCC Supply Agreement, (i) Seller and its Affiliates do not provide any services to the Businesses, the Newsprint Assets or Apache and (ii) Seller and its Affiliates, on the one hand, and the Newsprint Assets, Apache and the Businesses on the other hand, do not share any real or personal property or other assets which are used in, held for use in, or necessary for the conduct of the Businesses.

3.24	FERC.

The electric cogeneration facility owned and operated by Seller and included in the Newsprint Assets (“Cogeneration Facility”) is a “qualifying cogeneration facility” within the meaning of section 3(18)(B) of the Federal Power Act, as amended, and the implementing regulations of

FERC. Since March 17, 2006, all sales of energy, capacity, and ancillary services by Seller from the Cogeneration Facility have been made pursuant to that certain Power Purchase and Sale Agreement by and between Seller and Arizona Public Service Company (APS Contract No. 61977) executed on April 23, 2001.

3.25	Updating Schedules and Defined Terms.

The Schedules and the defined terms herein shall be deemed to be updated to reflect Contracts expressly permitted to be entered into by Seller and any of its Affiliates (including Apache) pursuant to this Agreement, including pursuant to Section 5.3, and actions otherwise approved in writing by Purchaser.

3.26	No Other Representation or Warranty.

The representations and warranties of Seller contained in this Section 3 are the only representations and warranties made by Seller in connection with the transactions contemplated herein or in any other Operative Agreement and, for greater certainty and without limiting the generality of the foregoing, no other representation or warranty, whether express or implied by Seller, is made in connection with, arising out of or relating to the transactions contemplated by this Agreement or in any other Operative Agreement, Purchaser hereby waiving any such other representation or warranty. EXCEPT AS SPECIFICALLY SET FORTH IN THIS SECTION 3, THE BUSINESSES ARE SOLD ON AN “AS IS WHERE IS” BASIS WITH ALL FAULTS AND WITHOUT ANY WARRANTY OF MERCHANTABILITY OR OF FITNESS FOR ANY PARTICULAR PURPOSE OR ANY OTHER WARRANTY OF ANY NATURE WHATSOEVER, EXPRESS OR IMPLIED.

4.          REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to Seller as follows:

4.1	Organization.

Purchaser is a corporation, duly organized, validly existing and in good standing under the laws of Canada.

4.2	Power and Authority.

Purchaser has the necessary corporate power and authority to execute and deliver this Agreement and the other Operative Agreements to which it is a party and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Purchaser of this Agreement and the other Operative Agreements to which it is a party, and the performance by Purchaser of its obligations hereunder and thereunder, have been duly and validly authorized by all necessary corporate action. This Agreement and the other Operative Agreements to which Purchaser is a party (when such other Operative Agreements are executed and delivered by Purchaser) have been duly and validly executed and delivered by Purchaser and constitute legal, valid and binding obligations of Purchaser enforceable against Purchaser in accordance with their respective terms, in each case subject to applicable bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors’ rights and to general equity principles.

4.3	No Violation.

Except as set forth on Schedule 4.3, the execution and delivery by Purchaser of this Agreement and the other Operative Agreements to which it is a party, the performance by Purchaser of its obligations under this Agreement and such Operative Agreements and the consummation of the transactions contemplated hereby and thereby do not and will not:

	4.3.1	result in a violation or breach of any of the terms, conditions or provisions of the organizational documents of Purchaser;

	4.3.2	result in a violation or breach of any term or provision of any applicable law; or

	4.3.3	result in a violation or breach of any Contract to which Purchaser is a party;

which, in each case or collectively, would reasonably be expected to materially and adversely affect the ability of Purchaser to consummate the transactions contemplated by this Agreement and the other Operative Agreements.

4.4	Legal Proceedings.

There are no Actions pending or, to the Knowledge of Purchaser, threatened against, relating to or affecting Purchaser or any Affiliate of Purchaser or any of Purchaser’s assets or properties that would reasonably be expected to (i) result in the issuance of an order restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by this Agreement or any of the other Operative Agreements or (ii) have a material adverse effect on the financial condition of Purchaser.

4.5	Brokers.

Other than BMO Capital Markets, no agent, broker, finder, investment banker, financial advisor or other similar Person will be entitled to any fee, commission or other compensation in connection with any of the transactions contemplated by this Agreement or any of the other Operative Agreements on the basis of any act or statement made by Purchaser or any of its Affiliates (the fees of BMO Capital Markets being solely the responsibility of Purchaser).

4.6	Investigation by Purchaser; Seller Liability.

4.6.1

Purchaser acknowledges and agrees that it has conducted its own independent investigation, review and analysis of the business, operations, properties, liabilities, results of operations, financial condition and prospects of Apache, the Railway Business and the Newsprint Business, which investigation, reviews and analysis was done by Purchaser and its Affiliates and, to the extent Purchaser deemed appropriate, by Purchaser’s representatives. Purchaser acknowledges that it and its representatives have been provided access to the Data Room, and a reasonable amount of time to consider the content of the Data Room, has participated in presentations by Seller’s and Apache’s management and has visited the Real Property. In entering into this Agreement and the other Operative Agreements, Purchaser acknowledges that it is relying solely upon the aforementioned investigation, review and analysis and not on any representations, warranties, statements or opinions of Seller or its representatives

(except the specific representations and warranties of Seller set forth in Section 3), and Purchaser:

(a)

acknowledges that neither Seller nor any of its directors, officers, shareholders, employees, Affiliates, agents, advisors or representatives makes or has made, nor has it relied on, any oral or written representation or warranty, either express or implied, as to the accuracy or completeness of any of the information (including any estimates, projections, forecasts, operating plans or budgets concerning financial or other information relating to the Businesses) provided or made available to Purchaser or its representatives (including (i) in materials furnished in the Data Room, (ii) in presentations by Seller’s or Apache’s management or (iii) otherwise), except that the foregoing limitations shall not apply to Seller insofar as it has made the specific representations and warranties set forth in Section 3;

(b)

agrees, to the fullest extent permitted by law, that none of Seller or any of its directors, officers, employees, shareholders, Affiliates, agents, advisors or representatives shall have any liability, obligation or responsibility whatsoever to Purchaser (including in contract or tort, as a fiduciary, under any applicable law or otherwise) based upon any information (including any estimates, projections, forecasts, operating plans or budgets concerning financial or other information relating to the Businesses) provided or made available, or statements made (including (i) in materials furnished in the Data Room, (ii) in presentations by Seller’s or Apache’s management or (iii) otherwise), except that the foregoing limitations shall not apply to Seller insofar as it has made the specific representations and warranties set forth in Section 3; and

(c)

agrees that this is an arm’s length transaction in which the parties’ undertakings and obligations are limited to the performance of their obligations under this Agreement and the other Operative Agreements, that Purchaser has only a contractual relationship with Seller, based solely on the terms of this Agreement and the other Operative Agreements, and that there is no special relationship of trust or reliance between Purchaser and Seller.

4.6.2

As part of Purchaser’s agreement to purchase and accept the Newsprint Assets and the Apache Shares, Purchaser unconditionally and irrevocably waives any and all actual or potential rights Purchaser might have against Seller regarding any form of warranty of any kind or type, other than those expressly set forth in this Agreement and the other Operative Agreements. Such waiver includes a waiver of express warranties, implied warranties, warranties of fitness for a particular use, warranties of merchantability, warranties against eviction, warranties of occupancy, strict liability rights, and claims of every kind and type, including claims regarding defects that might have been discoverable, claims regarding defects that were not or are not discoverable, product liability claims, product liability type claims, and all other claims whether currently existing or later created or conceived including any claim of strict liability other than those expressly set forth in this Agreement and the other Operative Agreements.

4.6.3

Purchaser is acquiring the Apache Shares for investment and not with a view toward, or for sale in connection with, any distribution thereof. Purchaser agrees that the Apache Shares may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under any applicable securities laws, except pursuant to an exemption from such registration under such laws. Purchaser is able to bear the economic risk of holding the Apache Shares for an indefinite period, and has knowledge and experience in financial and business matters such that it is capable of evaluating the risks of the investment in the Apache Shares.

4.7	Intent of Purchaser.

Purchaser is acquiring the Newsprint Assets and the Apache Shares with the intent of competing effectively in the production, distribution and sale of newsprint.

4.8	Rail Carrier.

Neither Purchaser, nor any of its Related Affiliates is now or shall be at any time prior to the Closing a Person that is a Rail Carrier.

4.9	FERC.

Assuming the accuracy of Seller’s representation and warranty in Section 3.24, as to FERC, no consent, approval, order, license, permit or authorization or, registration, declaration, notice or filing with FERC is necessary or required to be obtained or made by or with respect to Purchaser or any of its Affiliates in connection with the execution and delivery of this Agreement by Purchaser or the performance and consummation by Purchaser of the transactions contemplated hereby at or prior to the Closing.

4.10	No Other Representations or Warranties.

The representations and warranties of Purchaser contained in this Section 4 are the only representations and warranties made by or on behalf of Purchaser in connection with the transactions contemplated herein and, for greater certainty and without limiting the generality of the foregoing, no other representation, warranty or condition, whether express or implied, is made by any Person in connection with, arising out of or relating to the transactions contemplated by this Agreement.

5.          COVENANTS AND AGREEMENTS

5.1	Water Rights Litigation.

(a)

Notwithstanding anything to the contrary in Section 9, as between Seller and Purchaser (and without prejudice to the rights of Seller or Purchaser or their respective successors or predecessors in interest vis-à-vis any other Person), Seller shall be solely liable for any Losses resulting directly or indirectly from the Water Rights Litigation attributable to the period prior to the Closing Date and Purchaser shall be solely liable for any Losses resulting directly or indirectly from the Water Rights Litigation attributable to the period on and after the Closing Date; provided, however, that Seller and Purchaser shall cooperate with each other, at their own expense, in connection with the defense or conduct of settlement or other negotiations with respect to the Water Rights Litigation. For the avoidance of doubt, Seller’s obligation under this Section 5.1(a) extends to all Losses attributable directly or indirectly to the usage of water that occurred prior to the Closing Date regardless of when the Loss occurred or notice of a claimed Loss was given. In connection with any Water Rights Litigation, the subject matter of which either (i) includes both Seller and Purchaser or their respective successors in interest as parties thereto or (ii) relates to the right to use water for periods both before and after the Closing Date, neither Seller nor Purchaser (nor any Affiliate or successor in interest of either of them) shall settle any such Action without the consent of the other, which consent shall not be unreasonably withheld, delayed or conditioned.

(b)

Following the Closing Date, as between Seller and Purchaser, Purchaser shall have the right to control the prosecution and defense of the Water Rights Litigation, provided that in doing so, Purchaser shall in good faith take into consideration Seller’s rights and obligations in connection therewith and shall not make determinations that adversely affect Seller’s rights and obligations in connection therewith except to the extent that Purchaser’s rights and obligations in connection therewith are similarly affected. However, prior to the Closing, in addition to the requirements of Section 5.12, Seller shall keep Purchaser reasonably informed about activity in the Water Rights Litigation. Following the Closing, Purchaser shall keep Seller reasonably informed about activity in the Water Rights Litigation, and Seller and Purchaser shall cooperate with each other, at their own expense, in connection with the prosecution, defense or conduct of settlement or other negotiations with respect to the Water Rights Litigation.

(c)

Following the Closing Date, Seller and Purchaser shall cooperate in seeking to have Purchaser added or substituted for Seller as a party to the Water Rights Litigation. Such addition or substitution shall not operate to alter Seller’s liability for Losses resulting directly or indirectly from the Water Rights Litigation as provided in this Section 5.1.

(d)

Seller shall use commercially reasonable efforts to assign to Purchaser and Purchaser shall accept and assume, to the extent assignable, (i) Seller’s rights with respect to the period on and after the Closing Date, and Seller’s obligations accruing on or after the Closing Date, under the Joint Defense Expense Allocation Agreement dated as of February 15, 2002 between Seller and Stone Container (the “Joint Defense Expense Agreement”), (ii) Seller’s rights with respect to the period on and after the Closing Date, and Seller’s obligations accruing on or after the Closing Date, under the Joint Defense Agreement dated as of February 15, 2002 between Seller and Stone Container (the “Joint Defense Agreement”) and (iii) Seller’s rights with respect to the period on and after the Closing Date, and Seller’s obligations accruing on or after the Closing Date, under the Stipulation dated December 12, 2001 between Seller and The United States of America in the Water Rights Litigation (the “Stipulation”).

(e)

Following the Closing Date, all costs of prosecuting or defending claims in the Water Rights Litigation, including but not limited to attorneys’ fees and expert fees (other than such costs required to be paid by Stone Container pursuant to the Joint Defense Expense Agreement and the Joint Defense Agreement, which shall be paid by Stone Container or as provided below), shall be split equally between Seller and Purchaser, provided, however, that to the extent Stone Container fails to pay its share of any such costs that it is due to pay pursuant to the Joint Defense Expense Agreement, the Joint Defense Agreement or any other agreement, such shortfall shall be the sole responsibility of Seller, and Seller shall indemnify and hold

Purchaser harmless against any Losses resulting from such non-payment by Stone Container.

(f)	Seller shall use commercially reasonable efforts to substitute Purchaser as a party to the Joint Expert Witness Fee and Expense Agreement dated July 31, 1996 (as amended).

5.2	Post-Closing Amounts.

5.2.1

All cash or cash equivalents collected after the Closing Date from the Trade Receivables shall belong to Seller and, if received by Purchaser shall be received for the benefit of Seller, and Purchaser shall, on a weekly basis, transfer and remit to Seller all such amounts received by Purchaser. All cash or cash equivalents collected after the Closing Time from Accounts Receivable shall belong to Purchaser and, if received by Seller or any of its Affiliates, shall be received for the benefit of Purchaser, and Seller shall, on a weekly basis, transfer and remit, or cause such Affiliate to transfer and remit, to Purchaser all such amounts received by Seller or its Affiliates.

5.2.2

To the extent that, after the Closing, Purchaser incurs any expense or makes any payments related to Excluded Newsprint Customer Order Liabilities, Seller shall, promptly upon notification by Purchaser of such expense or payment but in no event later than five (5) Business Days after such notification, reimburse Purchaser for all such payments or expenses, provided that Seller shall have no liability hereunder if it was not obligated to incur such expense or make such payment.

5.3	Conduct During Interim Period.

During the period from the Effective Date to the Closing (the “Interim Period”), except as otherwise contemplated by this Agreement, as set forth on Schedule 5.3 or as Purchaser otherwise agrees in writing in advance (such agreement not to be unreasonably withheld, delayed or conditioned), Seller shall conduct, and shall cause its Affiliates and Apache to conduct, the Businesses in the ordinary course of business consistent with past practice and use its commercially reasonable efforts to preserve intact the Businesses and the relationships with the customers, suppliers, creditors and employees of the Businesses. During the period from the Effective Date to the Closing, except as otherwise contemplated by this Agreement or any Operative Agreement, as Purchaser shall otherwise consent in writing or as set forth on Schedule 5.3, Seller shall not, and shall cause each of its Affiliates and Apache not to, with respect to the Businesses:

	5.3.1	incur, create or assume any Encumbrance on any of its assets other than a Permitted Lien or any Encumbrance on an Excluded Asset;

5.3.2

sell, lease, license, transfer or dispose of any assets (other than Inventory in the ordinary course of business consistent with past practice as well as obsolete or redundant assets); provided, however, that Apache shall be permitted to distribute or transfer to Seller or its Affiliates all accounts receivable, trade accounts, notes receivable and/or book debts due or accruing to Apache from Seller or its Affiliates; provided that any such accounts receivable, trade accounts, notes receivable and/or book debts due or accruing shall not be reflected as an asset in the determination of Net Working Capital;

5.3.3

enter into any Contract that would be a Material Contract or terminate or materially amend any existing Material Contract, in each case other than in the ordinary course of business consistent with past practice;

5.3.4	amend in any material respect the Articles of Incorporation, Bylaws or other organizational documents of Apache;

5.3.5

issue, sell, pledge, transfer, dispose of or Encumber any shares of Apache’s capital stock or securities convertible into or exchangeable for any such shares, or any rights, warrants, options, calls or commitments to acquire any such shares or other securities;

5.3.6	split, combine, subdivide, reclassify or redeem any outstanding securities of Apache;

5.3.7	dispose of or permit to lapse any rights in, to or for the use of any Intellectual Property Assets other than as required by applicable law;

5.3.8

(i) increase the compensation payable or to become payable to any director, officer, or employee of Seller or Apache, except for increases made in the ordinary course of business consistent with past practice and for increases under the terms of a Collective Bargaining Agreement as of the Effective Date, (ii) hire any employee for the Businesses with annual compensation in excess of one hundred fifteen thousand Dollars ($115,000), (iii) increase the employee benefits of any Newsprint Employee or Apache Employee or pay any pension or retirement allowance to any Newsprint Employee or Apache Employee not required by law, by the terms of a Benefit Plan in effect as of the Effective Date or by the terms of a Collective Bargaining Agreement in effect as of the Effective Date or (iv) become a party to, amend or commit itself to any pension, retirement, profit-sharing or welfare benefit plan or agreement or employment, retention, severance, collective bargaining, change in control or similar agreement with or for the benefit of any Newsprint Employee or Apache Employee, other than, in the case of each of (iii) and (iv) to the extent required by law, under the terms of a Benefit Plan as of the Effective Date or under the terms of a Collective Bargaining Agreement as of the Effective Date;

5.3.9

undertake to negotiate with any labor union, enter into any agreement with any labor union, or otherwise amend, modify or change any terms or conditions of employment of any Newsprint Employee or Apache Employee represented by any labor union, except to the extent required by law, under the terms of a Benefit Plan in effect as of the Effective Date or under the terms of a Collective Bargaining Agreement in effect as of the Effective Date;

5.3.10

make any loans, advances or capital contributions to, or investments in, any other Person (other than relocation and business travel advances to employees in the ordinary course of business consistent with past practice);

5.3.11

except, as applicable, in the ordinary course of the Newsprint Business or the Railway Business consistent with past practice accelerate the delivery or sale of products or the incurrence of capital expenditures, offer discounts on the sale of products, on the provision of services or the payment of accounts receivable, or offer premiums on the purchase of raw materials;

5.3.12

permit Apache to adopt a plan of complete or partial liquidation or authorize or undertake a dissolution, consolidation, restructuring, recapitalization or other reorganization of Apache or the Newsprint Business to the extent, in each case, inconsistent with the consummation of the transactions contemplated by this Agreement;

5.3.13	permit Apache to acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof or any equity interest therein;

5.3.14

except in the ordinary course of business consistent with past practice, cancel, compromise or settle any debt or claim or waive any rights of material value to Apache or the Newsprint Business without Apache or the Newsprint Business receiving a realizable benefit of similar or greater value, or voluntarily suffer any extraordinary loss;

5.3.15	enter into any transactions, contracts and understandings with Seller or any of its Related Parties that would be binding on the Newsprint Assets or Apache after the Closing;

5.3.16	incur any debt for borrowed money, other than in the ordinary course of the Newsprint Business consistent with past practice;

5.3.17	make any change in its fiscal year or its accounting methods or practices except as required by reason of a concurrent change in GAAP;

5.3.18	in the case of Apache only, make or change any tax election or file any tax returns, except in the ordinary course of business consistent with past practice;

5.3.19	settle any audit relating to Apache;

5.3.20

institute or settle any material legal proceeding, whether pending or threatened, relating to the Newsprint Business, or, in the case of Apache, institute or settle any material legal proceeding, whether pending or threatened;

5.3.21	settle or compromise on any issue, question or dispute in or relating to the Water Rights Litigation;

5.3.22	fail to maintain the Wells in operating condition;

5.3.23

fail to use any payments received by Seller or its Affiliates relating to Newsprint Insurance Claims of Seller or its Affiliates covering the Newsprint Assets to acquire replacement assets or to repair assets or to reimburse Seller or its Affiliates for expenses incurred to acquire replacement assets or to repair assets;

5.3.24

not divert customers or any orders from the Newsprint Business to other businesses of Seller or any of its Affiliates except to the extent that there are replacement customers or replacement orders such that there is no material adverse impact on the Newsprint Business, it being acknowledged and agreed to by the parties that certain customers of the Newsprint Business are also customers of Seller and its Affiliates with respect to businesses other than the Newsprint Business and nothing contained in this Section 5.3.24 or elsewhere in this Agreement shall prevent Seller and its Affiliates from maintaining their relationships with or soliciting business from, such customers;

5.3.25	allow or agree to allow the lapse of any material right with respect to any Material Permit;

5.3.26	permit an event of default to continue uncured under the Snowflake Lease;

5.3.27	fail to maintain the Owned Tangible Real Assets and the Equipment in all material respects in a manner consistent with past practice;

5.3.28	fail to maintain, in all material respects, the Newsprint Inventory levels in a manner consistent with past practice, taking into account cyclical variances and the Outage; or

5.3.29	authorize or enter into any agreement or commitment with respect to any of the foregoing.

5.4	Commercially Reasonable Efforts.

5.4.1

Prior to the Closing, upon the terms and subject to the conditions of this Agreement, Seller and Purchaser shall cooperate and use their commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably required to consummate the transactions contemplated herein and in any other Operative Agreement as promptly as reasonably practicable, including (i) the execution of delivery of such documents and other papers and (ii) the preparation and filing of all forms, registrations and notices required to be filed to consummate such transactions and the taking of such actions as are reasonably required to obtain any requisite consents, authorizations, waivers or approvals by any third party (including any Governmental Entity). In addition, no party (or any of its respective Affiliates) shall take any action after the Effective Date that would reasonably be expected to delay the obtaining of, or result in not obtaining, any consent or approval from any third party (including any Governmental Entity) required to be obtained prior to the Closing. Except as provided in Section 5.4.5, Purchaser shall provide such commercially reasonable assurances as to financial capability, resources and creditworthiness as may be commercially reasonably requested by any third party (including any Governmental Entity) whose consent or approval is sought hereunder provided, that, Purchaser shall not be required to provide any such assurances which are financially dissimilar from those provided to such third party by Seller as of the Effective Date.

5.4.2

After the Effective Date, each of the Seller and Purchaser shall promptly furnish to the other such necessary information and reasonable assistance as are required with respect to all filings required to be made with any Governmental Entity or any other information required to be supplied by Purchaser or Seller or any of its Affiliates to a Governmental Entity in connection with this Agreement and the transactions contemplated herein and in the other Operative Agreements and each of Seller and Purchaser shall promptly, but in no event more than ten (10) days after the Effective Date (or, in the case of any notification to be provided to the DOJ by Seller as required by the Final Judgment, within two (2) Business Days), make all filings required to be made by such party in connection with the consummation of the transactions contemplated by this Agreement; provided, that, with respect to this Section 5.4, nothing shall require either Purchaser or Seller, as applicable, (the “Information Provider”) to provide to such other party (the “Information Receiver”) any information that the Information Provider should reasonably determine is necessary for the Information Provider to keep confidential from the Information Receiver for the purpose of competing effectively in the production, distribution and sale of newsprint. Each of Seller and Purchaser shall promptly inform the other party of any substantive meeting, discussion, or communication with any Governmental Entity (and shall supply to the other party any written communication or other written correspondence or memoranda) in respect of any filings, investigation or inquiry concerning the transactions contemplated herein and in any other Operative Agreement, including with respect to any approvals or other requirements relating to the divestitures under the Final Judgment, and shall use commercially reasonable efforts to consult with the other party in advance and, to the extent permitted by such Governmental Entity, give the other party the opportunity to attend and participate thereat. If any party or Affiliate thereof receives a request for information or documentary material from any Governmental Entity with respect to any of the transactions contemplated herein or in any other Operative Agreement, then such party shall make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request. In addition, each of Seller and Purchaser will keep the other apprised of the status of any such meetings, discussions, or communications with, and any inquiries or requests for additional information from any Governmental Entity. For purposes of clarity of the foregoing requirement of Purchaser to provide financial assurances as to financial capability, resources and creditworthiness, in connection with the Aquifer Protection Permits issued to Seller and Apache, listed as items 1, 16, 17, 18, and 19 on Schedule 3.17(a), Purchaser expressly agrees to take commercially reasonable measures promptly after the Closing to provide substitute financial assurance for such permits consistent with the requirements of applicable regulations (i.e. by providing documentation to the Arizona Department of Environmental Quality that Purchaser meets the financial test for self-assurance detailed in Arizona Code Section R18-9-A203(C)(1) or an alternate commercially reasonable mechanism for financial assurance that complies with applicable Environmental Laws) to enable the release of the guarantee currently provided by Seller to satisfy the applicable financial assurance requirements.

5.4.3

Seller shall diligently, promptly and in good faith seek an extension or extensions of up to sixty (60) days of the divestiture period specified in Section IV of the Final Judgment consistent with the Final Date.

5.4.4

Neither Purchaser nor Seller shall, and each shall cause its respective Affiliates not to, take any action that could reasonably be expected to adversely affect the approval of any Governmental Entity of any of the aforementioned filings.

5.4.5

Purchaser shall cooperate in good faith with all Governmental Entities, in each case with competent jurisdiction, and shall undertake promptly any and all action required to complete lawfully the transactions contemplated by this Agreement; provided, that, nothing in this Agreement shall obligate Purchaser or any of its Affiliates to take any action or agree (i) to divest, dispose of or hold separate all or any portion of their respective businesses, assets or properties, or of the business, assets or properties of the Newsprint Business or Apache, (ii) to limit the ability of Purchaser or any of its

Affiliates to conduct or control their respective businesses or own such assets or properties or to conduct or control the Newsprint Business or Apache or own the Newsprint Assets or (iii) to take any action that could reasonably be expected to have a material adverse impact on the business, operations or revenues of Purchaser or any of its Affiliates, the Newsprint Business or Apache.

5.4.6

Following the Effective Date and prior to the Closing Date, subject to applicable law, Seller shall use its commercially reasonable efforts to cooperate with Purchaser to integrate the Businesses into the existing businesses of Purchaser, effective as of the Closing.

5.4.7

Following the Effective Date and on or prior to the Closing Date, Seller shall not (with respect to the Newsprint Business) adopt a plan of complete or partial liquidation or authorize or undertake a dissolution, consolidation, restructuring, recapitalization or other reorganization.

5.4.8	Following the filing of the Preliminary Prospectus, Purchaser shall use commercially reasonable efforts to close the Rights Offering as promptly as practicable.

5.4.9

Each party agrees to notify the other if it becomes aware that it is reasonably likely that any of the conditions set forth in Section 7.1 and, in the case of Seller, Section 7.2, and in the case of Purchaser, Section 7.3, will be incapable of being satisfied by the Final Date.

5.5	Publicity.

Neither Seller nor Purchaser, nor any of their respective Affiliates shall issue or cause the publication of any press release or other public announcement with respect to this Agreement or the transactions contemplated herein or in any other Operative Agreement without the agreement of the other party, except as may be required by law or by any listing agreement with a securities exchange or trading market and then only after the other party has been afforded, to the extent permitted by applicable law, a reasonable opportunity to review and comment on the same. Notwithstanding the foregoing sentence, each party and its Affiliates are permitted to file this Agreement and any other Operative Agreement electronically on the System for Electronic Document Analysis and Retrieval in Canada and the EDGAR system in the United States following the execution of this Agreement by Seller and Purchaser; provided that each party shall in good faith redact any information that it is permitted to redact under applicable Canadian securities laws and the parties shall cooperate in good faith with respect to such redactions.

5.6	Intercompany Arrangements.

Except as provided in Section 5.8 or as otherwise expressly contemplated by this Agreement or the other Operative Agreements, (i) all Contracts relating to the conduct of the Railway Business that are solely between Apache, on the one hand, and Seller and any of its Affiliates, on the other hand, and (ii) all Contracts relating to the conduct of the Newsprint Business that are between Seller, on the one hand, and any Affiliate of Seller, on the other hand (all of the Contracts described in (i) and (ii) above being set forth on Schedule 5.6), shall be terminated and of no further effect simultaneously with the Closing, without any further action, liability or obligation on the part of the parties thereto save in respect of any accrued rights or obligations (including as to any payment obligations) to the extent included as an asset or a liability in Adjusted Closing Net Working Capital.

5.7	Insurance.

5.7.1

Purchaser acknowledges and agrees that effective upon the Closing all insurance coverage provided to the Newsprint Business or Apache shall terminate and no further coverage shall be available under any of such policies to the extent such coverage or policies are not assignable to Purchaser or Apache. Except for Newsprint Insurance Claims as contemplated by Section 5.7.2, all rights to make claims with respect to any insurance policy shall belong to Seller, and Purchaser shall promptly remit to Seller any amount received in connection therewith.

5.7.2

After the Closing Time, Purchaser shall have the right to receive any Newsprint Insurance Claims, including claims being processed under such insurance policies as of the Closing Time and claims not made as of the Closing Time. Any such rights of Purchaser to receive payment on any such Newsprint Insurance Claim shall be subject to any deductibles, self-insured retentions, retained amounts, retentions or exclusions. If so requested by Seller, Purchaser shall, as a condition to receiving payment on any such Newsprint Insurance Claim, make arrangements reasonably satisfactory to Seller for the payment directly to the applicable insurance carrier of any amounts which are the responsibility of Purchaser in accordance with the immediately preceding sentence. Notwithstanding the foregoing, in no event shall Seller or its Affiliates have any liability to Purchaser as a result of the refusal by an insurer under any of the policies of Seller or its Affiliates to reimburse or pay Purchaser with respect to any Newsprint Insurance Claim.

5.8	Intercompany Payables and Indebtedness.

5.8.1

Subject to Section 5.3, the parties agree and acknowledge that any intercompany payable balance owing by Seller or any Affiliate of Seller to Apache or by Apache to Seller or any Affiliate of Seller that arose from the intercompany supply of goods or services (trading balances) in the ordinary course of business shall be repaid in accordance with its terms to the extent included as an asset or liability in determining Adjusted Closing Net Working Capital and otherwise shall be deemed to be cancelled.

5.8.2

The parties further agree and acknowledge that any intercompany indebtedness owing by Apache to Seller or an Affiliate of Seller shall be paid in full, by dividend or otherwise, by Apache before the Closing Time and that any intercompany indebtedness owing by Seller or an Affiliate of Seller to Apache shall be paid in full by Seller or an Affiliate of Seller before the Closing Time; provided, however, that to the extent necessary the amount of such intercompany indebtedness estimated and settled at the Closing will be reconciled with the actual amount of such intercompany indebtedness as finally determined by the parties after the Closing pursuant to Section 1.9 and any outstanding balances shall be promptly settled as therein set forth to the extent not included in determining the Adjusted Purchase Price.

5.9	Preservation of Records and Cooperation.

5.9.1

Purchaser shall preserve, until at least the eighth anniversary of the Closing Date, all pre-Closing Date records (i) of Apache and/or (ii) included in the Newsprint Assets. Seller shall preserve, until at least the eighth anniversary of the Closing Date, all original pre-Closing records (i) of Apache and/or (ii) the Newsprint Business retained by it. After the Closing Date and up until at least the eighth anniversary of the Closing Date, upon any Covered Request, Seller or Purchaser, as applicable, shall (a) provide the other party or such other party’s respective representatives commercially reasonable access to such records during normal business hours and (b) permit the other party or such other party’s respective representatives to make copies of such records, in each case at the sole cost to the requesting party (which in any case shall only be for reasonable out-of-pocket expenses). A “Covered Request” shall mean a written request in connection with an audit, accounting, tax, litigation, securities disclosure or other similar need or any other reasonable business purpose. Notwithstanding the foregoing, three years following the Closing Date, any and all such records may be destroyed by Seller or Purchaser (the “Notifying Party”) if the Notifying Party sends to the other party written notice of its intent to destroy such records, specifying in reasonable detail the contents of the records to be destroyed; such records may then be destroyed after the sixtieth (60th) day following such notice unless the other party notifies the Notifying Party that it desires to obtain possession of such records, in which event the Notifying Party shall transfer the records to the other party.

5.9.2

Purchaser shall provide reasonable assistance to Seller and its Affiliates following the Closing in connection with any matter subject to a Covered Request, including by making available to Seller and its Affiliates and their respective agents and representatives, including insurers, the personnel necessary or appropriate to assist with any such matter.

5.9.3

Within ten (10) days following the date that the Purchaser and Seller agree to an allocation (the “Agreed Allocation”) of the Newsprint Purchase Price pursuant to Section 1.10, (i) Seller shall pay to Purchaser the amount (if any) by which the Standard Amount would have been higher if the Agreed Allocation was used on the Closing Date to determine the Standard Amount and (ii) Purchaser shall pay to Seller the amount (if any) by which the Extended Amount would have been higher if the Agreed Allocation was used on the Closing Date to determine the Extended Amount.

5.10	Transitional Services.

Effective as of Closing Time, except as set forth in the ONP Supply Agreement, the OCC Supply Agreement and the Transitional Services Agreement, all sales and marketing, treasury functions, insurance, legal, audit, benefits and certain human resources functions, recycled fibre and procurement, engineering and technical support, purchasing functions, logistics functions, data processing functions and general administration and other products or services provided to the Businesses by Seller or any Affiliates of Seller automatically will terminate.

5.11	Tax Matters.

5.11.1

Purchaser shall cause Apache to deliver to Seller, promptly upon receipt, any refunds received by Apache of Taxes relating to a Pre-Closing Period (net of any Tax Losses to Apache resulting from the receipt of such refund).

5.11.2

Seller shall timely prepare all Tax Returns for Apache for Pre-Closing Periods (other than Tax Returns for a Straddle Period) that are due (taking into account extensions) after the Closing Date. With respect to any Pre-Closing Period that would otherwise be a Straddle Period, Seller will cause Apache, where permitted under applicable law, to elect to file a short-period Tax Return for the portion of such period which ends on the Closing Date. All such Tax Returns shall be prepared in a manner consistent with Apache’s past practice except as required to by Law. Any such Tax Return that is prepared by Seller, other than a Tax Return that is a consolidated or combined income Tax Return that includes Seller (“a Consolidated Return”), shall be submitted to Purchaser for its review and comment at least fifteen (15) days before the due date of such Return. Seller shall be responsible for timely paying any Taxes applicable to such Tax Returns (including Consolidated Returns) in excess of the reserves for Taxes taken into account in determining Adjusted Closing Net Working Capital and, in the case of any Tax Return other than a Consolidated Return, shall pay the amount of Taxes for which it is responsible to Purchaser at least five (5) days prior to the date that the Tax payment with respect to such Return is required to be made. Purchaser shall be responsible for signing (where appropriate) and timely filing any such Tax Returns other than a Consolidated Return (provided that such Tax Returns have been timely provided to Purchaser and that payment of the Tax show due has been timely submitted to Purchaser). Purchaser shall cause Apache to furnish information to Seller, as reasonably requested by Seller, to allow Seller to satisfy its obligations under this Section 5.11 in accordance with past custom and practice.

5.11.3

Purchaser shall timely prepare and file all Tax Returns for Apache for all Straddle Periods, and shall timely pay all Taxes shown due on such Tax Returns. Purchaser shall provide to Seller copies of such Tax Returns at least fifteen (15) days before filing for Seller’s review and comment and Purchaser shall make such revisions to such Tax Returns as mutually agreed by Purchaser and Seller acting in good faith. Seller shall be responsible for the portion of any Tax liability due with respect to a Straddle Return that is attributable to the Pre-Closing Period in excess of the reserves for such Taxes taken into account in determining Adjusted Closing Net Working Capital and shall pay such amount to Purchaser at least five (5) days prior to the time such Tax is required to be paid or if later five (5) days after Purchaser’s written request for such Tax.

5.11.4

Purchaser and Seller shall cooperate in the preparation of all Tax Returns by or including Apache for the period ending on or including the Closing Date, including preparation and filing of any and all forms and schedules required as a result of the 338(h)(10) Elections, if any. Purchaser and Seller agree (i) to retain all Books and Records with respect to Tax matters and pertinent to Apache relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by Purchaser or Seller, as the case may be, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any Taxing Authority, and (ii) to give the other party reasonable written notice prior to transferring, destroying or discarding any such Books and Records and, if the other party so requests, Purchase or Seller, as the case may be, shall allow the other party to take possession of such Books and Records.

5.11.5

All tax-sharing agreements or similar agreements with respect to Apache shall be terminated as of the Closing Date and, after the Closing Date, Apache shall not be bound thereby or have any liability thereunder. No amended Tax Return of Apache shall be filed for any Pre-Closing Period, without the consent of Seller, except as may be required to reflect the outcome of an audit or where otherwise required by law.

5.12	Access to Information.

(a)

Subject to the restrictions of any applicable law and except to the extent subject to attorney-client privilege, between the Effective Date and the Closing, Seller shall (i) give Purchaser and its authorized representatives reasonable access to the books, records, work papers, personnel, contracts, offices and other facilities and properties of Apache and the Newsprint Assets, (ii) permit Purchaser to make such inspections thereof as Purchaser may reasonably request and (iii) cause the employees of Seller and its Affiliates to furnish Purchaser with such financial and operations data and other information with respect to Apache, the Newsprint Assets and the Newsprint Business as Purchaser may reasonably request; provided, that, any such investigation shall be conducted during normal business hours under the supervision of Seller’s or its Affiliates’ designated personnel and in such a manner as not to interfere with the business operations of Seller or any of its Affiliates. Purchaser and its counsel, environmental consultants, investment bankers, financial sources, lenders and other representatives shall be permitted to conduct Phase I environmental assessments, studies, investigations, or other inquiries pertaining to Environmental Laws or Hazardous Substances and relating to the Owned Real Property or the Newsprint Leased Real Property; provided that (x) no sampling or testing shall be conducted as part of such investigations without the prior written consent of Seller, which it may grant or withhold in its sole discretion, and (y) if requested by Seller, Purchaser shall provide Seller with copies of any Phase I environmental assessment prepared by Purchaser in connection with the transactions contemplated by this Agreement, in each case, between the Effective Date and the Closing.

(b)

All information furnished or provided by Seller or any of its Affiliates or representatives to Purchaser or any of its Affiliates or representatives (whether furnished before, on or after the Effective Date) and all information derived therefrom and all information resulting from any assessments, studies, investigations or other inquiries by Purchaser shall be held subject to the Confidentiality Agreement until the Closing.

(c)

As soon as practical following the Closing Date, Seller shall request the return, or the destruction of all originals and copies, of (i) any information (or information prepared by such third party referred to below on the basis of the information provided by Seller or its Affiliates or representatives to such third party) and (ii) all originals and copies of the Confidential Information Memorandum, in each case in possession of any third party (other than Purchaser) or in the possession of any such third party’s representatives or Affiliates, which, were provided to such third parties for the purpose of evaluating the transactions contemplated by this Agreement.

(d)

Seller hereby agrees that, from and after the Effective Date until two years from the Closing Date, it shall not, and shall cause its Affiliates, officers, directors, representatives, agents and employees not to, divulge or disseminate Confidential Business Information at any time to any Person, except Seller may disclose Confidential Business Information (a) to its legal or financial advisors for the purposes of receiving legal or financial advice from such advisor (it being understood that such advisor will be informed by Seller of the confidential nature of such information and shall be directed by Seller to treat the information confidentially), (b) with the prior written consent of Purchaser, (c) as required by law, including any disclosure obligations under the rules and regulations of the United States Securities and Exchange Commission or any other securities authority or other applicable law or in connection with any judicial, administrative or similar proceeding or (d) that has been publicly disclosed by Purchaser after the Closing, in a manner not subject to confidentiality restrictions. In the event that Seller receives a request to disclose any Confidential Business Information under clause (c), it will (I) promptly notify Purchaser thereof (to the extent permitted by law) so that Purchaser may seek a protective order or otherwise seek to resist or narrow such request and (II) if Seller is nonetheless required to make such disclosure or if it is advised by its counsel that such disclosure is necessary, it will take reasonable steps, at Purchaser’s request and expense, to attempt to obtain or help Purchaser obtain an order or other reliable assurance that confidential treatment will be accorded to such portion of the disclosed information.

(e)

Between the Effective Date and the Closing Date, Seller agrees that it shall provide a copy of the “order book” for the Newsprint Business to Purchaser on a weekly basis, as of a date during the previous week selected on a consistent basis, which order book shall set forth the orders for the sale of newsprint in connection with the Newsprint Business by volumes of newsprint, but shall not show pricing or customer names.

5.13	Audited Financial Statements.

5.13.1

If requested at anytime between the Effective Date and the first anniversary of the Closing Date, Seller shall, and shall cause its Affiliates to reasonably cooperate with Purchaser and its representatives and use its commercially reasonable efforts to assist Purchaser and its representatives, at Purchaser’s cost and expense as set forth below, in the preparation of audited financial statements of the Businesses for the year ended December 31, 2007, including balance sheets and statements of stockholders’ equity, income and cash flow (the “Audited Financial Statements”), which cooperation and assistance shall include making available to Purchaser during normal business hours under the supervision of Seller’s or Apache’s designated employees and in such a manner as not to interfere in any material respect with the business operation of Seller or any of its Affiliates, the books, records and employees of Seller or its Affiliates and each of their representatives (including, subject to applicable law, the independent accountants of Seller and the workpapers of such independent accountants) to the extent related to the Businesses which is reasonably required with respect to the preparation of the Audited Financial Statements. Seller may retain third parties to fulfill its obligations under this Section 5.13.1, the cost of which shall be Expenses. In consideration for the cooperation of Seller and any of Seller’s Affiliates, (i) Purchaser shall pay to Seller a fee of $100 per hour of time spent by Seller’s employees

(excluding an hourly fee for independent accountants, contractors or other third parties) from the date hereof through 6 months following the Closing Date, $125 per hour of time spent by Seller’s employees (excluding an hourly fee for independent accountants, contractors or other third parties) during the 7th month through to the 9th month following the Closing Date and $150 per hour of time spent by Seller’s employees (excluding an hourly fee for independent accountants, contractors or other third parties) from the 10th month following the Closing Date (the “Fees”) cooperating with Purchaser and its representatives; and (ii) in addition to the Fees, Purchaser shall reimburse the Seller for all reasonable and customary out-of-pocket costs and expenses (including independent accountant, contractor and other third party charges calculated at customary rates) incurred by Seller in connection with such time spent by Seller’s employees or such cooperation of Seller and any of Seller’s Affiliates (the “Expenses”). Any value-added taxes, sales or similar taxes or levies shall be payable by Purchaser. For the avoidance of doubt, (a) the Fees will exclude any hourly fees for independent accountants of Seller, contractors, other third parties and any other Person, and (b) the Expenses will exclude any expenses for employee overtime and the allocation of overhead expenses relating to any Person. All information furnished or provided by Seller or any of its Affiliates or their respective representatives (including the independent accountants of Seller) to Purchaser or its representatives with respect to the preparation of the Audited Financial Statements and all information derived therefrom and all information resulting from the review and analysis of such information shall be held subject to the Confidentiality Agreement until Closing and notwithstanding anything herein contained may not be used or referred to, in whole or in part, whether directly or indirectly, to make a claim against Seller or any of its Affiliates.

5.13.2

Seller shall furnish a monthly invoice for the Fees and Expenses incurred during the prior month. Purchaser shall pay each such invoice by the later of (x) thirty (30) days following the receipt of such invoice and (y) the Closing Date. Payment against monthly invoices shall be made via electronic funds transfer or, if electronic funds transfer is unavailable, by paper check. Unless otherwise mutually agreed, all invoices and payments therefor shall be in US Dollars. Interest on all late payments shall be charged at the rate of ten percent (10%) per annum, which interest shall accrue on a daily basis and shall be compounded on a monthly basis.

5.14	Covenant Not-to-Sue.

Seller hereby agrees that it shall not assert against the Purchaser Parties any claims or demands, or otherwise institute any actions, suits or proceedings, whether in law or in equity, for infringement, misappropriation or other violation of the Newsprint Know How in connection with the use of the Newsprint Know How by or on behalf of the Purchaser Parties on and after the Closing Date. The foregoing covenant shall be perpetual and irrevocable, and shall be binding upon Seller’s Affiliates, successors and assigns. The foregoing covenant shall also inure to the benefit of any acquirer of the Newsprint Assets or the Newsprint Business (whether by merger, consolidation, sale of equity or sale of all or substantially all of assets in which the Newsprint Know How is used), and the foregoing covenant shall extend to any consultant, vendor or other contractor of Purchaser that uses the Newsprint Know How to provide services to or on behalf of Purchaser Parties. “Purchaser Parties” means Purchaser, its Affiliates, successors and assigns, and their respective officers, directors, employees or representatives and “Newsprint Know How” means all trade secrets, know-how, formulae, concepts, data, designs, processes, procedures, specifications, ideas, methods, models and techniques that are proprietary to Seller and used or held for use by Seller in the operation of the Newsprint Business as of the Closing Date.

5.15	Apache Benefit Accrual.

Prior to the Closing Time, Seller shall cause the liability relating to employee future benefits of approximately sixty seven thousand Dollars ($67,000) on Apache’s books and records to be reversed. To the extent such liability gives rise to a Loss by Apache (or any successor thereto) after the Closing Time, Seller shall indemnify Apache and hold Apache harmless with respect to such Loss.

5.16	Outage Work Sharing and Cost-Sharing Arrangement.

Commencing on April 21, 2008, certain capital improvements and major maintenance are scheduled to be performed on the Newsprint Assets as described on Schedule 5.16(a) , the work responsibility and the cost responsibility of which shall be allocated between Seller and Purchaser in accordance with the following principles:

5.16.1	The capital improvements to be made and the estimated cost therefor are set out on Schedule 5.16(b).

5.16.2	Seller agrees not to delay the Outage or the work to be performed in connection therewith and not to defer any capital improvements or maintenance beyond the Outage.

5.16.3

The party owning the Newsprint Assets on the date that a capital improvement is to be made or maintenance is to be performed shall be responsible for making such improvements and performing such work. For greater certainty, Purchaser shall be responsible for all capital improvements to be made and maintenance to be performed on the Closing Date.

5.16.4

Notwithstanding when the Closing Date occurs (but only if the Closing occurs), Purchaser shall pay for all capital improvements costs (other than the equipment cost for the drum pulper, but including all installation costs with respect to the drum pulper) set forth on Schedule 5.16(b). Promptly following the Closing, Seller and Purchaser shall agree in good faith on the capital improvement costs paid or accrued (which accrual shall be reflected in the determination of Net Working Capital) by Seller at or prior to the Closing. Seller shall deliver to Purchaser an invoice setting forth the amounts so paid or accrued (which accrual shall be reflected in the determination of Net Working Capital) by Seller in reasonable detail and Purchaser shall reimburse Seller for such costs within thirty (30) days following receipt of such invoice; provided, however, that in no event shall such reimbursement exceed six million six hundred thousand Dollars ($6,600,000). Any dispute between the parties with regard to such invoice shall be resolved by the CPA Firm.

5.16.5

Notwithstanding when the Closing Date occurs, Seller shall pay the equipment cost for the drum pulper and notwithstanding when the Closing Date occurs (but only if the Closing occurs), Purchaser shall pay the installation costs for the drum pulper, subject to the dollar limitation in Section 5.16.4.

5.16.6

Seller shall pay all costs for major maintenance incurred prior to the Closing Date and Purchaser shall pay all costs for major maintenance incurred on and after the Closing Date. If either party pays costs that are the responsibility of the other party, the paying party shall send the other party an invoice setting forth the amount paid in reasonable detail and the other party shall reimburse the paying party for such costs within thirty (30) days following receipt of such invoice. Any dispute between the parties with regard to such invoices shall be resolved by the CPA Firm. The parties shall, if practical, net out their respective invoices and the party with the lower invoice shall pay the amount of the difference between the invoices to the party with the higher invoice.

5.16.7

Each party shall incur the lost profits due to lost production due to the Outage during the period of its ownership of the Newsprint Assets; provided that if the commencement of the Outage is delayed, the lost profits due to lost production due to the Outage shall be allocated between the parties as if the Outage had occurred commencing April 21, 2008.

5.16.8

Notwithstanding anything herein contained, with the exception of the cost of the drum pulper, all capital expenditures, maintenance costs and losts profits due to lost production due to the Outage incurred on or after the Closing Date shall be paid by Purchaser, subject to the proviso to the second sentence of Section 5.16.7.

5.16.9

Notwithstanding anything herein contained, if Seller breaches any of its covenants in this Section 5.16, Purchaser shall not be entitled to terminate this Agreement, but instead an amount equal to the cost of the capital expenditures and maintenance that should have been paid by Seller pursuant to this Section 5.16, as well as for any lost profits due to lost production due to the Outage incurred by Purchaser that would not have been incurred if Seller had not breached such covenants shall, without duplication, be paid by Seller to Purchaser within thirty (30) days following the agreement of Purchaser and Seller as to the amount owed by Seller to Purchaser pursuant to this such Section 5.16.9. Any dispute between the parties with regard to the amounts owed by Seller pursuant to this Section 5.16.9 shall be resolved by the CPA Firm.

5.16.10

At the request of Purchaser, Seller shall permit Purchaser to review the planning documents with respect to the Outage and to ask questions and receive answers with respect thereto, as well as to observe Seller’s implementation of the capital improvements and major maintenance; provided, however, that the foregoing shall be done in such a manner so as not to interfere with the work during the Outage or with the business operations of Seller.

5.16.11	Any dispute between the parties to be resolved by the CPA Firm under this Section 5.16 shall be subject to the methodology set forth in Section 1.9.

6.          LABOR AND EMPLOYEE BENEFITS MATTERS

6.1	Transition of Labor Matters.

The parties acknowledge that certain Newsprint Employees are represented by the United Steelworkers of America, Local No. 2688 (“Steelworkers”) and the International Brotherhood of Electrical Workers, Local No.518 (“IBEW”) and that their respective terms and conditions of employment are set forth in the Labor Agreement between Abitibi Consolidated Sales

Corporation Snowflake Division and the United Steelworkers International Union (Snowflake Local No. 2688) effective March 1, 2007 through February 28, 2010 (“Steelworkers Agreement”) and the Labor Agreement between Abitibi Consolidated Sales Corporation Snowflake Division and the Local Union 518 International Brotherhood of Electrical Workers, AFL-CIO-CFL effective March 1, 2007 through February 28, 2010 (“IBEW Agreement” and together with the Steelworkers Agreement, the “Newsprint Collective Bargaining Agreements”). Further, certain Apache Employees are represented by the United Transportation Union (“UTU”) and by Carpenters, Local 408 effective January 1, 2005 through December 31, 2011 (the “Carpenters”) and the terms and conditions of their respective employment are set forth in the Agreement between Abitibi Consolidated Sales Corporation, Snowflake Division – Apache Railway Company, Snowflake, Arizona and UTU effective January 1, 2005 through December 31, 2011 (“UTU Agreement”) and the Collective Bargaining Agreement between Apache Railway Company, Snowflake, Arizona and Southwest Regional Council of Carpenters, Local 408 (“Carpenters Agreement” and together with the UTU Agreement, the “Apache Collective Bargaining Agreements”). The parties make the following agreements with respect to the transition of Newsprint Employees and Apache Employees.

6.1.1

Continuation of Employment. Purchaser shall (i) cause Apache to continue to employ all Apache Employees, including such employees who are represented by the UTU or the Carpenters on the Closing Date and (ii) shall offer employment to all Newsprint Employees represented by the Steelworkers or the IBEW on the Closing Date (collectively the employees in (i) and (ii) are referred to as the “Retained Employees”), provided that Apache and Purchaser shall not be prohibited by this Agreement from subsequently terminating any Retained Employee.

6.1.2

Retained Liability. Except as otherwise provided in this Agreement, Seller will retain all liabilities relating to any Retained Employee accruing prior to the Closing Date, including any long-term disability benefits of a Retained Employee who became disabled as defined under the terms of Seller’s long term disability policy on or prior to the Closing Date, but not including honoring rights to unused vacation during 2008 (including for carry over days from prior years) and liabilities for short-term disability benefits payable after the Closing Date, all of which vacation and short-term disability liabilities shall be assumed by Purchaser as of the Closing Date. Subject to the foregoing, Seller shall timely pay all Retained Employees’ accrued wages through the Closing Date.

6.1.3

Steelworkers Agreement. Purchaser agrees to assume the Steelworkers Agreement commencing on the Closing Date, and shall comply with Exhibit C to the Steelworker Agreement, (“Exhibit C”) which is attached as Schedule 6.1.3 to this Agreement. Notwithstanding any provision of Exhibit C to the contrary, the Union (as defined in Exhibit C) shall not be a third party beneficiary of this Agreement.

6.1.4

IBEW Agreement. Purchaser agrees to offer to assume the IBEW Agreement commencing on the Closing Date, and Purchaser and Seller agree to execute any documents reasonably necessary to effectuate the assumption of the IBEW Agreement. If the IBEW does not consent to Purchaser’s assumption of the IBEW Agreement, then Purchaser’s obligation to assume the IBEW Agreement shall be deemed waived. It is agreed that the IBEW shall not be a third party beneficiary of this Agreement.

6.1.5	Apache Collective Bargaining Agreements. Purchaser acknowledges that after the Closing Date the Apache Collective Bargaining Agreements will remain in full force and effect.

6.1.6

Management and Non-Represented Employees. Purchaser agrees to offer employment at substantially the same aggregate base compensation to all Salaried Newsprint Employees and all Hourly Newsprint Employees not represented by the Steelworkers or the IBEW and all Apache Employees not represented by the UTU or the Carpenters (collectively the “Business Employees”). Purchaser agrees that it will recognize years of service with Seller and Apache and their respective predecessors in applying its policies, if any, that vary benefits based on years of service. Any Business Employee who accepts such employment offer and reports for work on the date directed by Purchaser is referred to as a “Hired Employee”. Except as otherwise provided in this Agreement, Seller shall retain (i) all liabilities relating to any Business Employee who does not become a Hired Employee (whether arising at, prior to or after the Closing Date); and (ii) all liabilities arising prior to the Closing Date relating to any Business Employee who becomes a Hired Employee, including any long-term disability benefits of a Hired Employee who became disabled as defined under the terms of Seller’s long term disability policy on or before the Closing Date, but not including honoring rights to unused vacation during 2008 (including for carry over days from prior years), liabilities for short-term disability benefits payable after the Closing Date and liabilities for relocation allowances, all of which vacation, short-term disability and relocation allowance liabilities shall be assumed by Purchaser as of the Closing Date. Subject to the foregoing, Seller shall timely pay all Hired Employees’ accrued wages through the Closing Date.

6.1.7

WARN Act. Purchaser covenants and agrees that it will allow no mass layoff or plant closing (as defined in the Worker Adjustment and Retraining Notification Act and the regulations thereunder) to occur after the Closing Date that will require Seller to provide any notice or make any severance payment to comply with the requirements of the Worker Adjustment and Retraining Notification Act and/or any comparable state law.

6.1.8

COBRA. Purchaser agrees and acknowledges that, upon consummation of this transaction, Purchaser is deemed a “Buying Group” (as defined in Treas. Reg. §54.4980B-9, Q&A-2(c) and Q&A-3(b)). Purchaser agrees it will be solely responsible for providing COBRA continuation coverage to all M&A Qualified Beneficiaries (as defined in Treas. Reg. §54.4980B-9, Q&A-4(a), except for any Salaried Employee who is eligible to elect COBRA continuation coverage prior to the Closing Date. Purchaser assumes any responsibility Seller would otherwise have to provide such continuation coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), except for any Salaried Employee who is eligible to elect COBRA continuation coverage prior to the Closing Date.

6.1.9

Obligation to Provide Benefits. Except as expressly provided in this Section 6, nothing in this Agreement shall (i) require Purchaser or any of its Affiliates to continue the employment of any Retained Employee or Hired Employee after the Closing Date, (ii) require Purchaser or any of its Affiliates to establish or continue any particular employee benefit plan, practice, program or policy for any particular period of time after the Closing Date or (iii) prohibit or in any way limit Purchaser’s ability to amend or terminate any such plan, practice, program or policy. Purchaser and its Affiliates shall not assume any obligation to Newsprint Employees and Apache Employees that is not expressly provided for herein. Purchaser shall have no obligation to employees of Seller or its Affiliates other than the Retained Employees or Hired Employees, whether or not such employees received salary continuation or other payments or benefits under any plan or policy of Seller or its Affiliates.

6.1.10

Employee Communications. Prior to the Closing, Seller and Purchaser agree to cooperate in and agree on the preparation and dissemination of one or more written or formal oral communications to Newsprint Employees and Apache Employees describing the retirement, group health, life insurance, long term disability and other welfare and fringe benefit plan coverage that will be provided after the Closing Date, it being understood that the Purchaser has the sole right to communicate in respect of retiree health and retiree life insurance. Prior to the Closing Date, Seller and its Affiliates shall make no other written employee communications to Newsprint Employees and Apache Employees regarding benefits to be provided after the Closing Date without the prior written consent of Purchaser which consent shall not be unreasonably withheld, delayed or conditioned, it being understood that the Purchaser has the sole right to communicate in respect of retiree health and retiree life insurance.

6.1.11

Seller Obligations. Seller agrees to pay or to cause its Affiliates to pay any and all obligations, liabilities and costs arising before, on or after the Closing Date: (i) that have arisen or may arise in connection with any Benefit Plan except for the Multiemployer Plan with respect to withdrawal liability Seller’s Hourly 401(k) Plan and the IBEW Hourly Defined Contribution Plans and (ii) that have arisen or may arise in connection with the PBGC’s involvement or intervention with respect to the Seller’s Hourly Pension Plan or the Seller’s Salaried Employees Pension Plan. In addition, Seller and its Affiliates shall be solely responsible for any and all Controlled Group Liabilities. “Controlled Group Liabilities” are any and all liabilities (A) under Title IV of ERISA, (B) under Section 302 of ERISA, (C) under Sections 412 and 4971 of the Code, and/or (D) except as provided in Section 6.1.8, as a result of Seller failing to comply with the continuation coverage requirements of Section 4980B et seq. of the Code and Section 601 et seq. of ERISA (including in connection with the transactions contemplated hereby), in each case relating to any employee benefit plan currently or formerly sponsored, maintained or contributed to by Seller or any ERISA Affiliate, except for the Multiemployer Plan with respect to withdrawal liability, Seller’s Hourly 401(k) Plan and the IBEW Hourly Defined Contribution Plans.

6.1.12

Equity Plans. Seller shall take such action as is necessary to cause (i) all outstanding stock options (that are in the money), restricted stock units and other equity-based awards held by Retained Employees and Hired Employees to vest on the Closing Date. Seller shall be responsible for any and all payments, withholding and reporting obligations that arise before, on or after the Closing Date related to such stock options, restricted stock units and other equity-based awards.

6.1.13	Third Party Beneficiary. Except as expressly set forth in this Section 6, no Person other than the parties to this Agreement shall be a beneficiary of the provisions of this Section 6.

6.2	Crediting of Service under Purchaser’s Salaried Retirement Plan.

Seller shall cause all Salaried Employees that participate in the Abitibi Consolidated U.S. (Cash Balance) Retirement Plan (“Seller’s Salaried Employees Retirement Plan”) to become fully vested therein on the Closing Date. Purchaser agrees that each Salaried Employee who is a participant in Seller’s Salaried Employees Retirement Plan as of the Closing Date (“Participating Salaried Employees (Retirement Plan)”) shall immediately become eligible to participate in one or more retirement plans of Purchaser (including a defined contribution plan) that provide substantially comparable benefits in the aggregate as provided by Seller’s Salaried Employees Retirement Plan as of the Closing Date, and shall, for eligibility and vesting purposes, be credited with the “service” credited under the terms of Seller’s Salaried Employees Retirement Plan as if such service had been rendered to Purchaser, subject to Purchaser’s rights to amend or terminate its retirement plans. Attached as Schedule 6.2 is a list of the Participating Salaried Employees (Retirement Plan) and each such employee’s “service” for eligibility and vesting purposes as at the date indicated in such Schedule.

6.3	Seller’s Hourly Pension Plan.

Seller shall cause all Hourly Apache Employees and Hourly Newsprint Employees that participate in the Abitibi Consolidated U.S. Hourly Employees Pension Plan (“Seller’s Hourly Pension Plan”) to become fully vested therein on the Closing Date. Purchaser agrees that all participants in the Seller’s Hourly Pension Plan that are represented by a Collective Bargaining Agreement and who become Retained Employees shall immediately become eligible to participate in a defined benefit pension plan sponsored by Purchaser (“Purchaser’s Hourly Pension Plan”) and shall continue benefit accruals for such employees under Purchaser’s Hourly Pension Plan at the benefit levels provided in Seller’s Hourly Pension Plan on the Closing Date. Purchaser agrees that all participants in Seller’s Hourly Pension Plan that are not represented by a Collective Bargaining Agreement and who become Retained Employees shall immediately become eligible to participate in one or more retirement plans of Purchaser (including a defined contribution plan) that provide substantially comparable benefits in the aggregate as provided by Seller’s Hourly Pension Plan on the Closing Date. Under Purchaser’s Hourly Pension Plan and other retirement plans, Retained Employees who formerly participated in Seller’s Hourly Pension Plan, shall, for eligibility and vesting purposes, be credited with the “service” credited under the terms of Seller’s Hourly Pension Plan as if such service had been rendered to Purchaser, subject to Purchaser’s rights to amend or terminate its retirement plans. Attached as Schedule 6.3 is a list of (i) all participants in Seller’s Hourly Pension Plan that are represented by a Collective Bargaining Agreement and such employees’ “service” for eligibility and vesting purposes and (ii) all participants in Seller’s Hourly Pension Plan that are not represented by a Collective Bargaining Agreement and such employees’ “service” for eligibility and vesting purposes as at the date indicated in such Schedule.

6.4	Seller’s Salaried 401(k) Plan.

Seller shall cause the Salaried Employees that participate in the Abitibi Consolidated 401(k) Plan for Salaried Employees (“Seller’s Salaried 401(k) Plan”) to become fully vested therein on the Closing Date. Purchaser agrees that all such Salaried Employees that become Hired Employees (“Participating Salaried Employees (401(k) Plan)”) shall immediately become eligible to participate in a defined contribution plan sponsored by Purchaser (“Purchaser’s Salaried 401(k) Plan”), and shall, for eligibility and vesting purposes, be credited with the “service” credited under the terms of Seller’s Salaried 401(k) Plan as if such service had been rendered to Purchaser. Purchaser agrees to cause the Purchaser’s Salaried 401(k) Plan to accept a “direct rollover” of a

Hired Employee’s account balance from Seller’s Salaried 401(k) Plan, including any outstanding Plan loan, and to continue any such loan in accordance with its existing terms in all material respects. Attached as Schedule 6.4 is a list of Participating Salaried Employees (401(k) Plan), together with a listing of each such employee’s “service” for eligibility and vesting purposes as at the date indicated in such Schedule.

6.5	Seller’s Hourly 401(k) Plan.

Effective as of the Closing Date, Purchaser shall fully assume, and succeed to all rights, obligations and duties of Seller with respect to the Abitibi Consolidated Sales Corporation Hourly Employees 401(k) Plan, including the applicable trust (“Seller’s Hourly 401(k) Plan”), which covers Hourly Newsprint Employees who are represented by the Steelworkers and Hourly Apache Employees. Purchaser shall make appropriate amendments to Seller’s Hourly 401(k) Plan to provide that Purchaser is the new sponsor of Seller’s Hourly 401(k) Plan. The parties shall enter into the Pension Plans Assignment and Assumption Agreement in this regard and shall cooperate in transferring the Seller’s Hourly 401(k) Plan’s books and records to Purchaser.

6.6	IBEW Hourly Plans.

Effective as of the Closing Date, Purchaser shall fully assume, and succeed to all rights, obligations and duties of Seller with respect to the Abitibi Consolidated Sales Corporation Retirement and Savings Plans for I.B.E.W. Hourly Employees at its Snowflake Division, which cover Hourly Newsprint Employees who are represented by the IBEW (collectively, including the applicable trusts, the “IBEW Hourly Defined Contribution Plans”). Purchaser shall make appropriate amendments to the IBEW Hourly Defined Contribution Plans to provide that Purchaser is the new sponsor of the IBEW Hourly Defined Contribution Plans. The parties shall enter into the Pension Plans Assignment and Assumption Agreement in this regard and shall cooperate in transferring the IBEW Hourly Defined Contribution Plans’ books and records to Purchaser.

6.7	Multiemployer Pension Plans.

Purchaser shall continue to contribute to the PACE Industry-Union Management Pension Fund (the “Multiemployer Plan”) for substantially the same number of “contribution base units” for which Seller had an “obligation to contribute” (as those terms are defined in Section 4001(a)(11) and 4212 of ERISA, respectively) to the Multiemployer Plan pursuant to the Steelworkers Agreement. Purchaser shall provide the Multiemployer Plan for a period of five (5) plan years, commencing with the first plan year beginning on or after the Closing Date, an acceptable surety bond or escrow arrangement in the form and amount specified in Section 4204(a)(1)(B) of ERISA (the “Multiemployer Plan Bond or Escrow”), unless such bond or escrow arrangement is waived pursuant to the U.S. Department of Labor regulations under Section 4204 of ERISA. The Multiemployer Plan Bond or Escrow shall be paid to the Multiemployer Plan should Purchaser completely or partially withdraw from or fail to make a contribution to the Multiemployer Plan at any time during the first five (5) plan years beginning after the Closing Date. If on or after the Closing Date, and within the five (5) plan years of the Multiemployer Plan following the Closing Date, Purchaser withdraws from or fails to make a required contribution to the Multiemployer Plan, Purchaser will be solely liable to the Multiemployer Plan for any assessment of withdrawal liability. Pursuant to Section 4204(a)(1)(C) of ERISA, if Purchaser completely or partially withdraws from the Multiemployer Plan during the first five (5) plan years of the Multiemployer Plan beginning after the Closing Date, Seller acknowledges that it will be secondarily liable for any withdrawal liability it would have had to the Multiemployer Plan (but for Section 4204 of ERISA) if the withdrawal liability of

Purchaser to the Multiemployer Plan is not paid. Purchaser or Seller shall promptly notify the other party of any demand for payment of withdrawal liability received by it from the Multiemployer Plan. Upon presentation by the Multiemployer Plan to Seller or Purchaser of a participation agreement effective March 1, 2008, Purchaser shall execute such agreement with effect from and after the Closing Date.

6.8	Welfare Plans.

Effective as of the Closing Date, Purchaser shall provide group health, life insurance, long term disability and other welfare and fringe benefit plan coverage and benefits (for the purposes of this Section 6.8, “Purchaser’s Health, Welfare and Fringe Benefit Plans”) for Newsprint Employees and Apache Employees who are offered and accept employment with Purchaser as of the Closing Date and who otherwise qualify for such coverage or benefits. In the case of Hourly Newsprint Employees and Hourly Apache Employees, such coverage or benefits shall provide substantially comparable coverage and benefits in the aggregate as Seller’s health, life insurance, welfare and fringe benefit plans provide (for the purposes of this Section 6.8, “Seller’s Health, Welfare and Fringe Benefit Plans”) and otherwise comply with the relevant Collective Bargaining Agreements and in part shall provide for Purchaser’s assumption and continuation of Seller’s Health, Welfare and Fringe Benefit Plans covering Hourly Newsprint Employees and Hourly Apache Employees. In the case of Salaried Employees, Purchaser shall offer substantially comparable coverage and benefits in the aggregate as provided under Seller’s Health, Welfare and Fringe Benefit Plans, except for including retiree health and retiree life insurance. Purchaser may assume and continue any or all of Seller’s Health, Welfare and Fringe Benefit Plans, except for Seller’s health and dental benefits for Salaried Employees, coverage under which shall be provided to Retained Employees and Hired Employees in accordance with the terms of the Transitional Services Agreement. A Newsprint Employee’s or Apache Employee’s last continuous period of service with Seller or Apache shall be counted as if it had been service for Purchaser in determining eligibility for the coverage and benefits set forth in this Section 6.8. Attached as Schedule 6.8 is a list of the last continuous period of service of Newsprint Employees and Apache Employees as of the date set forth on Schedule 6.8. If Purchaser assumes and continues one or more of Seller’s Health, Welfare and Fringe Benefit Plans, the parties shall enter into the Welfare Benefit Plans Assignment and Assumption Agreement in this regard.

6.9	Union Discussions.

In connection with Purchaser’s proposed assumption of the respective Collective Bargaining Agreements, Seller agrees that Purchaser may, prior to the Closing Date, discuss, and if required, negotiate, with the United Steelworkers International Union (Local No. 2688) and the International Brotherhood of Electrical Workers (Local No. 518). Seller agrees to cooperate with Purchaser and to facilitate such discussions and, if required, negotiations, if requested by Purchaser.

6.10	Filipovic Canadian Benefits.

Purchaser agrees to assume and continue the employment arrangement of Mike Filipovic, as set forth in a letter dated May 2, 2007, a copy of which is attached as Schedule 6.10, including providing the Canadian pension plan benefits described therein, either through Purchaser’s Canadian defined contribution pension plan or a comparable Canadian pension plan arrangement established by Purchaser. Seller and Purchaser shall cooperate in transferring to Purchaser’s group RSP plan, the assets and applicable records related to Mike Filipovic’s interest in Seller’s Canadian defined contribution plan that currently covers Mike Filipovic.

7.          CONDITIONS OF CLOSING

7.1	Conditions to Each Party’s Obligation to Effect the Closing.

The respective obligation of each of the parties to effect the Closing shall be subject to the satisfaction (or waiver) at or prior to the Closing of each of the following conditions:

7.1.1

No law shall have been enacted or promulgated by any Governmental Entity that prohibits the consummation of the transactions contemplated herein or in the other Operative Agreements and there shall be no order or judgment in effect prohibiting consummation of such transactions; provided that the parties shall use their commercially reasonable efforts to have any such order or judgment vacated or lifted;

7.1.2

All consents, authorizations, waivers or approvals of any Governmental Entity (except for (i) that required by the DOJ, which is covered by Section 7.1.3, (ii) those required in respect of Material Permits, which are covered by Section 7.2.4, or (iii) those required pursuant to any Contracts to which a Governmental Entity is a party), including those required by FERC or any state or federal law or Governmental Entity controlling energy production and sales, as may be required to be obtained in connection with the execution, delivery or performance of this Agreement, the failure to obtain of which would prevent the consummation of the transaction contemplated hereby or would, individually or in the aggregate, be material to Apache or the Newsprint Assets, shall have been obtained; and

	7.1.3	Written notice from the DOJ to Seller that the DOJ does not object to Purchaser, as prescribed in the Final Judgment, shall have been obtained.

7.2	Conditions to Obligations of Purchaser to Effect the Closing.

The obligations of Purchaser to effect the Closing shall be subject to the satisfaction (or waiver by Purchaser) at or prior to the Closing of each of the following conditions:

7.2.1

All of the representations and warranties of Seller set forth in this Agreement, considered collectively shall be true and correct as of the date of this Agreement and as of the Closing Date as if made on the Closing Date (or if made as of a specified date, only as of such date), except where the failure to be true and correct would not have a Material Adverse Effect (ignoring for the purposes of this Section 7.2.1 any qualifications relating to materiality or Material Adverse Effect contained in such representations and warranties).

7.2.2

Seller shall have performed in all material respects its obligations and complied in all material respects with all covenants and agreements required to be performed or complied with by it under this Agreement, considered collectively and not individually, provided that Seller’s covenant in Section 5.16 shall not be included in making such determination.

7.2.3

Seller shall have obtained and delivered to Purchaser those items required by Section 2.2 (other than items required by Section 2.2.20 if the failure to deliver such items would not have a Material Adverse Effect).

7.2.4

Purchaser shall have obtained (i) all Material Permits (either by assignment from Seller or, if not assignable, a new Permit in the name of Purchaser), other than those listed on Schedule 3.17(b) and (ii) Title Insurance, whose premiums shall be paid, subject to Section 5.9.3, as follows: (a) Seller shall pay (the “Standard Amount”) only the portion of the title insurance premium allocated to the “Standard” ALTA Owner’s Title Policy for a policy in an amount equal to the portion of the Purchase Price estimated to be allocated to the Owned Real Property pursuant to this Agreement; and (b) Purchaser shall pay the balance of the title insurance premium (the “Extended Amount”), including the portion thereof applicable to (x) an “Extended” ALTA Owner’s Policy, (y) the “Standard” ALTA Owner’s Title Policy for the portion of the policy which is in excess of the portion of the Purchase Price estimated to be allocated to the Owned Real Property, if any, and (z) the cost of all title insurance endorsements.

7.2.5	Since the Balance Sheet Date, there has been no Material Adverse Effect.

7.2.6	An authorized officer of Seller shall have executed and delivered to Purchaser a certificate as to Seller’s compliance with the conditions set forth in Sections 7.2.1, 7.2.2 and 7.2.5.

7.2.7

The closing of the transactions contemplated by the Rights Offering shall have occurred raising gross proceeds of not less than the Offering Amount and Purchaser shall have irrevocably tendered to the Trustee for the Subscription Receipts a Release and Payment Certificate providing for the exchange of the Subscription Receipts into common shares of Purchaser and the release of the gross proceed to Purchaser to be applied in payment of the Purchase Price.

7.3	Conditions to Obligations of Seller to Effect the Closing.

The obligations of Seller to effect the Closing shall be subject to the satisfaction (or waiver by Seller) at or prior to the Closing of each of the following conditions:

7.3.1

All of the representations and warranties of Purchaser set forth in this Agreement, considered collectively, shall be true and correct in all material respects as of the Effective Date and as of the Closing Date (or if made as of a specified date, only as of such date).

7.3.2

Purchaser shall have performed in all material respects any obligations and complied in all material respects with all covenants and agreements to be performed or complied with by it under this Agreement.

7.3.3

Purchaser shall have obtained and delivered to Seller those items required by Section 2.3 (other than items required by Section 2.3.14 if the failure to deliver such items would not have a Material Adverse Effect).

	7.3.4	An authorized officer of Purchaser shall have executed and delivered to Seller a Certificate of Compliance as to compliance with the conditions set forth in Sections 7.3.1 and 7.3.2.

7.4	Termination.

This Agreement may be terminated at any time prior to the Closing (the “Termination Date”) (such termination to be effective on the day notice of termination is validly given to the other party hereunder):

	7.4.1	By the mutual written consent of Purchaser and Seller;

7.4.2

By Purchaser or Seller if any Governmental Entity issues an order or takes any other action (which order or other action the parties shall use their commercially reasonable efforts to lift) that permanently restrains, enjoins or otherwise prohibits the consummation of the transactions contemplated herein and such order or other action shall have become final and non-appealable;

7.4.3

By either Purchaser or Seller if the Closing does not occur on or prior to May 30, 2008 (the “Final Date”); provided, that, the right to terminate this Agreement pursuant to this Section 7.4.3 shall not be available to any party (i) whose failure to take any action required to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur prior to the Final Date or (ii) who is in material breach of its obligations under this Agreement;

7.4.4

By Seller if Purchaser breaches in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement that would give rise to the failure of a condition set forth in this Section 7, which breach (i) if curable, has not been cured (A) within thirty (30) days after the giving of written notice by Seller to Purchaser specifying such breach or (B) before the Final Date, which ever occurs first, or (ii) has not been waived in writing by Seller;

	7.4.5	By either Seller or Purchaser if DOJ advises Seller in writing that DOJ objects to Purchaser;

	7.4.6	By Trustee for any reason;

7.4.7

By Purchaser if Seller shall have breached in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement that would give rise to the failure of a condition set forth in this Section 7, which breach (i) if curable, has not been cured (A) within thirty (30) days after the giving of written notice by Purchaser to Seller specifying such breach or (B) before the Final Date, which ever occurs first, or (ii) has not been waived in writing by Purchaser;

7.4.8

By Seller (in the case of clauses (i) – (vi)) or Purchaser (in the case of clause (v) or (vi)) if (i) the preliminary prospectus prepared in connection with the Rights Offering (the “Preliminary Prospectus”) is not filed by Purchaser with the Securities Commissions (as defined in the Standby Agreement) and the SEC (as defined in the Standby Agreement) on or before February 22, 2008 (and is not so filed before Seller terminates this Agreement), provided that if the Precedent Conditions are not satisfied on such date, such date shall be extended to the next day on which the Precedent Conditions are satisfied, (ii) the final prospectus prepared in connection with the Rights Offering (the “Final Prospectus”) is not filed by Purchaser with the Securities Commissions and the SEC on or before such date as will permit the Closing to occur (assuming for this purpose that all other conditions to the Closing have been satisfied) on April 30, 2008 (and is not so filed before Seller terminates this Agreement), such date to be extended by the number of days, if any, that the filing of the Preliminary Prospectus was delayed beyond February 22, 2008 due to the failure of the Precedent Conditions to be satisfied, provided that if the Precedent Conditions are not satisfied on such date, such date shall be extended to the next day on which the Precedent Conditions are satisfied, (iii) the Rights Offering does not close on or before April 30, 2008 (and is not so closed before Seller terminates this Agreement) (such April 30, 2008 date to be extended by the number of days, if any, that the filing of the Preliminary Prospectus was delayed beyond February 22, 2008 and the filing of the Final Prospectus was delayed beyond the applicable filing date in clause (ii), in each case due to the failure of the Precedent Conditions to be satisfied), (iv) the Final Prospectus is not filed by May 10, 2008, (v) TAVIX exercises any of its termination rights under the TAVIX Oversubscription Agreement or the TAVIX Oversubscription Agreement otherwise terminates prior to the closing of the Rights Offering; or (vi) either of the Standby Purchasers exercises any of its termination rights under the Standby Agreement or the Standby Agreement is otherwise terminated prior to the closing of the Rights Offering; provided that if Seller desires to exercise its termination right pursuant to clause (ii) or (iii) of this Section 7.4.8, it must do so within three (3) Business Days following the date on which such termination right first arises.

7.4.9

By Purchaser if any of the conditions set forth in Sections 7.1 or 7.2 have not been satisfied or waived and are incapable of being satisfied by the Final Date; provided, that, the right to terminate this Agreement pursuant to this Section 7.4.9 shall not be available to Purchaser if (i) the failure by Purchaser to take any action required to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, any such conditions being incapable of being satisfied by the Final Date or (ii) Purchaser is in material breach of its obligations under this Agreement; or

7.4.10

By Seller if any of the conditions set forth in Sections 7.1 or 7.3 have not been satisfied or waived and are incapable of being satisfied by the Final Date; provided, that, the right to terminate this Agreement pursuant to this Section 7.4.10 shall not be available to Seller if (i) the failure of Seller to take any action required to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, any such conditions being incapable of being satisfied by the Final Date or (ii) Seller is in material breach of its obligations under this Agreement.

7.5	Effect of Termination.

7.5.1

Subject to Section 11.16, if this Agreement is terminated by any party pursuant to the terms hereof, this Agreement shall forthwith terminate and have no further force and effect and neither party shall have any obligations or liability hereunder, except that (i) the representations and warranties in Section 3.15 and Section 4.5 shall survive such termination indefinitely, (ii) the covenants and agreements set forth in Section 5.5, this Section 7.5.1, Section 11.4 and Section 11.5 shall survive such termination indefinitely and (iii) nothing in this Section 7.5.1 shall be deemed to release any party from any liability for any breach by such party of the terms of this Agreement or to impair the right of any party to compel specific performance by the other party of its obligations under this Agreement. Purchaser agrees that in no event will it file a lis pendens or any notice of pendency against the Real Property or any portion thereof.

7.5.2

Notwithstanding anything herein contained, if this Agreement is terminated pursuant to Section 7.4.8 and at the time of such termination, Purchaser does not have the right to terminate this Agreement pursuant to Section 7.4 (other than pursuant to Section 7.4.8) then, in lieu of all other claims and remedies that might otherwise be available with respect thereto, including elsewhere hereunder and notwithstanding any other provision of this Agreement, Purchaser shall pay the Termination Fee to Seller within ten (10) Business Days following such termination, it being understood and agreed that in no event shall Purchaser be required to pay the Termination Fee on more than one occasion; provided that no Termination Fee shall be payable if (a) Seller terminates this Agreement pursuant to Section 7.4.8(iii) before May 29, 2008 and such termination is prior to the Expiry Time (as defined in the Standby Agreement), (b) Seller terminates this Agreement pursuant to Section 7.4.8(ii) or (c) the termination takes place later than April 30, 2008 and the DOJ has not yet provided written notice to Seller that it does not object to Purchaser, as prescribed in the Final Judgment.

8.	SURVIVAL

The representations, warranties, covenants and agreements of Purchaser and Seller contained in this Agreement or in any other Operative Agreement will survive the Closing until the expiration of the “Survival Period,” which shall be (i) the date that is fourteen (14) months after the Closing Date with respect to all representations and warranties (other than specified below); (ii) five (5) years following the Closing Date with respect to (x) the representations and warranties set forth in Sections 3.18 and 3.17 (insofar as it relates to Permits issued pursuant to Environmental Law) and (y) Seller’s indemnification obligations pursuant to Section 9.1.2 (a), (b) and (c); (iii) indefinitely, with respect to (x) the representations and warranties set forth in Sections 3.1.1, 3.1.2, 3.2, 3.15, 3.16, 4.1, 4.2 and 4.5, (y) Seller’s indemnification obligations pursuant to Sections 9.1.1(b), 9.1.2(d), and 9.1.2(e) and (z) Purchaser’s indemnification obligation under Section 9.2 (other than breaches of representations and warranties under Section 9.2.1 which shall be governed by the other subclauses of this Section 8), (iv) six (6) months following the expiration of the statute of limitations with respect to (x) Section 3.8 and (y) Seller’s indemnification obligations with respect to Section 9.1.1(c); and (v) with respect to each other covenant or agreement contained in this Agreement, until such time as such covenant or agreement has been fully performed (unless otherwise provided herein).

9.	INDEMNIFICATION

9.1	Indemnification by Seller.

9.1.1

Subject to the other provisions of this Section 9, Seller agrees to indemnify and to hold each Purchaser Group Member harmless for, from and against any and all Losses incurred by such Purchaser Group Member to the extent arising from or relating to, directly or indirectly:

(a)

any breach by Seller of any representations, warranties, covenants, obligations or agreements in this Agreement or in any other Operative Agreement (except to the extent that the amount of the Loss relating to such breach was taken into account in determining the Adjusted Closing Net Working Capital); it being agreed that the determination of whether Seller has breached a covenant, obligation or agreement shall be determined on an individual and not collective basis;

(b)	any Newsprint Retained Obligation; or

(c)	any Indemnified Tax.

9.1.2

Subject to the other provisions of this Section 9, Seller agrees to indemnify and to hold each Purchaser Group Member harmless for, from and against any and all Losses incurred by such Purchaser Group Member to the extent arising from or relating to, directly or indirectly:

	(a)	the Known Environmental Matters listed on Schedule 9.1.2;

	(b)	the violation by Seller or Apache of any Environmental Law or Permit issued pursuant to Environmental Law, on or prior to the Closing Date;

(c)

the presence of Hazardous Substances in the soil and/or groundwater at, on, under, within or migrating from the Real Property, which exists prior to the Closing Date and gives rise to investigation and/or remediation under a requirement of applicable Environmental Law;

(d)

contamination at any offsite location resulting from the disposal of, or arranging for the disposal of, any Hazardous Substances used, generated or stored by Seller with respect to the Newsprint Business or Apache (or any predecessor entity of Apache) with respect to the Railway Business prior to the Closing Time; provided however, it is understood and agreed that this Section 9.1.2(d) is not intended to and shall not be construed to include offsite migration of contamination from the Real Property; and

	(e)	any real property formerly owned, leased or operated by Seller in connection with the Newsprint Business or Apache (or any predecessor entity of Apache) in connection with the Railway Business.

9.1.3

(i) No Purchaser Group Member shall be entitled to any indemnification and Seller shall not be required to indemnify and hold any Purchaser Group Member harmless with respect to any Losses arising from any breach by Seller of any of its representations and warranties in Section 9.1.1(a) (for the avoidance of doubt, but not for any breach by Seller of its covenants, obligations or other agreements (other than Sections 9.1.2(a), 9.1.2(b) and 9.1.2(c) as set forth below), and excluding the representations and warranties in the last sentence of Section 3.22.1) or under Section 9.1.2(a), (b) and (c) until and unless such Losses exceed, in the aggregate, one percent (1%) of the Adjusted Purchase Price (without giving effect to Section 9.8) (the “Deductible Amount”), in which case Seller shall be liable only for the portion of the amount exceeding the Deductible Amount, and (ii) the aggregate amount that the Purchaser Group Members may claim and that Seller may be required to pay pursuant to this Agreement with respect to Losses arising from any breach by Seller of any of its representations and warranties in Section 9.1.1(a) (for the avoidance of doubt, but not for any breach by Seller of its covenants, obligations or other agreements (other than Sections 9.1.2(a), 9.1.2(b) and 9.1.2(c) as set forth below), and excluding the representations and warranties in the last sentence of Section 3.22.1) and pursuant to Section 9.1.2(a), (b) and (c) shall not exceed an aggregate amount equal to seventeen and one-half percent (17.5%) of the Adjusted Purchase Price (without giving effect to

Section 9.8) (the “Maximum Amount”), provided, however, that in determining the amount of any Loss arising from any breach by Seller of any of its representations and warranties in Section 9.1.1(a) (for the avoidance of doubt, but not for any breach by Seller of its covenants, obligations or other agreements (other than Sections 9.1.2(a), 9.1.2(b) and 9.1.2(c) as set forth below), and excluding the representations and warranties in the last sentence of Section 3.22.1) or under Sections 9.1.2(a), (b) and (c), there shall not be included any Loss or series of related Losses that does not exceed twenty-five thousand Dollars ($25,000) (the “Minimum Amount”).

9.1.4

The indemnifications provided for in this Section 9.1 and Section 9.2 shall in each case terminate at the end of the applicable Survival Period and no claims may be made by any Purchaser Group Member or Seller Group Member pursuant to this Agreement thereafter, except that (i) the indemnification by Seller or Purchaser shall continue as to any claim that any Purchaser Group Member or Seller Group Member has notified Seller or Purchaser, as the case may be, in accordance with the requirements of Section 9.3, 9.4 or 9.5, as the case may be, on or prior to end of the applicable Survival Period, as to which the obligation of Seller or Purchaser shall continue until the liability of Seller or Purchaser shall have been determined in accordance with this Section 9.

9.2	Indemnification by Purchaser.

Purchaser agrees to indemnify and to hold each Seller Group Member harmless for, from and against any and all Losses incurred by such Seller Group Member arising from or relating to, directly or indirectly:

	9.2.1	any breach by Purchaser of any of its representations, warranties, covenants, obligations or agreements in this Agreement or in any other Operative Agreement;

	9.2.2	any Assumed Obligation;

9.2.3

any liability or obligation of or related to Apache, except liabilities for which Purchaser is indemnified hereunder or Seller has otherwise agreed to pay under the terms of this Agreement or otherwise;

	9.2.4	any and all liability and defense costs arising out of or relating to any claim for COBRA continuation coverage by any M&A Qualified Beneficiary;

9.2.5

(i) any liability incurred by Seller pursuant to its being secondarily liable for withdrawal liability under the Multiemployer Plan and (ii) any withdrawal liability assessed against Seller by the Multiemployer Plan as a result of the transactions contemplated by this Agreement;

	9.2.6	any Tax Claim of Seller with respect to any Post-Closing Period;

9.2.7

all liabilities arising from the operation of the Newsprint Assets or the Newsprint Business on or after the Closing Date except liabilities for which Purchaser is indemnified hereunder or Seller has otherwise agreed to pay under the terms of this Agreement or otherwise;

9.2.8

any liability arising from any action by Purchaser or its counsel, environmental consultants, investment bankers, financial sources, lenders, accountants and other representatives (A) pursuant to any sampling or testing conducted pursuant to the final sentence of Section 5.12(a) or (B) with respect to any matter described in Section 9.1.2, to the extent that Seller does not have an indemnity obligation to Purchaser hereunder;

9.2.9	the failure of Purchaser to timely pay the Termination Fee; and

9.2.10	the failure of Purchaser to obtain the unconditional and irrevocable release of Seller and its Affiliates as set forth in Section 2.3.7.

9.3	Method of Asserting Claims.

All claims for indemnification under Section 9, other than any Tax Claim (which shall be asserted and resolved as set forth in Section 9.4) and any Environmental Claim (which shall be asserted and resolved as set forth in Section 9.5), will be asserted and resolved as follows:

9.3.1

Subject to the provisions of each of Section 9.1 and Section 9.2, a party claiming indemnification (the “Indemnified Party”) in respect of, arising out of or involving a claim or demand made by a third party against the Indemnified Party (a “Third Party Claim”) shall deliver notice (a “Claim Notice”) to the other party (the “Indemnifying Party”) within fifteen (15) Business Days after receipt by the Indemnified Party of written notice of the Third Party Claim; provided, however, that failure to timely give such Claim Notice shall not affect the indemnification provided hereunder except to the extent the Indemnifying Party shall have (i) been prejudiced as a result of such failure or (ii) forfeited rights and defenses otherwise available to the Indemnifying Party as a result of such failure.

9.3.2

In the case of a Third Party Claim, the Indemnifying Party shall be entitled to assume and control the defense and settlement thereof with counsel selected by the Indemnifying Party. Should the Indemnifying Party so assume the defense of a Third Party Claim, the Indemnifying Party shall not be liable to the Indemnified Party for legal expenses subsequently incurred by the Indemnified Party in connection with the defense thereof. If the Indemnifying Party assumes such defense, the Indemnified Party shall have the right to employ counsel, at its own expense, separate from the counsel employed by the Indemnifying Party, provided that the Indemnifying Party shall be permitted to control such defense and any settlement. If the Indemnifying Party does not assume the defense of a Third Party Claim within thirty (30) days following a Claim Notice, the Indemnified Party, by notice to the Indemnifying Party, may employ its own counsel and control the defense of the Third Party Claim and the Indemnifying Party shall be liable for the reasonable fees and disbursements of one counsel employed by the Indemnified Party in each applicable jurisdiction, provided that in any such case the Indemnified Party shall diligently and in good faith contest such Third Party Claim. Whether the Indemnifying Party or the Indemnified Party controls the defense of any Third Party Claim, the parties shall cooperate in the defense thereof. Such cooperation shall include the retention and provision to the counsel of the controlling party of records and information that are reasonably relevant to such Third Party Claim, and making employees available on a commercially reasonable, mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Indemnifying Party shall have the right to settle, compromise or discharge a Third

Party Claim without the Indemnified Party’s consent if such settlement, compromise or discharge (i) constitutes a complete and unconditional discharge and release of the Indemnified Party, (ii) does not include any statement as to or an admission of fault, culpability or a failure to act by, or on behalf of, any such Indemnified Party and (iii) provides for no relief other than the payment of monetary damages and such monetary damages are paid by the Indemnifying Party (subject to, if Seller is the Indemnifying Party, the Deductible Amount, the Minimum Amount and the Maximum Amount, as provided above). No Third Party Claim may be settled by the Indemnified Party without the written consent of the Indemnifying Party. If the Indemnified Party desires to settle a Third Party Claim, it shall provide the Indemnifying Party with a written document signed by the Person making the Third Party Claim and the Indemnified Party setting forth the terms of the proposed settlement (the “Settlement Offer”). The Indemnifying Party shall not unreasonably withhold its consent to such proposed settlement unless it agrees that it shall indemnify the Indemnified Party with respect to such Third Party Claim in accordance with this Section 9, subject to the Maximum Amount, the Minimum Amount and the Deductible Amount, provided that the amount of the final settlement or judgment with respect to such Third Party Claim that is in excess of the amount of the Settlement Offer shall not be subject to the Maximum Amount nor shall it be applied against the Maximum Amount.

9.3.3

If an Indemnified Party has a claim against any Indemnifying Party that does not involve a Third Party Claim, the Indemnified Party shall deliver notice (an “Indemnity Notice”) within thirty (30) days after the Indemnified Party has Knowledge of any claim that the Indemnified Party has determined has given or could give rise to a right of indemnification under this Agreement describing in reasonable detail the facts giving rise to any claim for indemnification and shall include in such Indemnity Notice the amount or the method of computation of the amount of such claim, and a reference to the provision of this Agreement upon which such claim is based, provided, however, that failure to timely give such Indemnity Notice shall not affect the indemnification provided hereunder except to the extent the Indemnifying Party shall have (i) been prejudiced as a result of such failure or (ii) forfeited rights and defenses otherwise available to the Indemnifying Party as a result of such failure. If the Indemnifying Party disputes its liability with respect to such claim, the Indemnifying Party and the Indemnified Party will proceed in good faith to negotiate a resolution of such dispute, and if not resolved through negotiations within thirty (30) days, the Indemnified Party may commence an Action in connection therewith.

9.4	Tax Contests.

9.4.1

If any Taxing Authority asserts any Tax Claim, then the party hereto first receiving notice of such Tax Claim promptly shall provide written notice thereof to the other party. Such notice shall specify in reasonable detail the basis for such Tax Claim and shall include a copy of any relevant correspondence received from the Taxing Authority. However, failure to give such notice shall not affect the indemnification obligations under Section 9.1.1(c), except to the extent the Indemnifying Party shall have (i) been prejudiced as a result of such failure or (ii) forfeited rights and defenses otherwise available to the Indemnifying Party as a result of such failure.

	9.4.2	Seller shall have the sole right to defend or prosecute, at its sole cost, expense and risk, any Tax Claim attributable to a Pre-Closing Period (except for any Tax Claim attributable to a Straddle Period); provided that in the case of a Tax Claim relating to Apache it (i) acknowledges its responsibility to provide indemnification with respect to such claim and (ii) notifies Purchaser in writing within thirty (30) days of being notified of such Tax Claim that it intends to defend such claim. Purchaser and its authorized representatives shall be entitled, at Purchaser’s expense, to attend, but not participate in or control, all conferences, meetings and proceedings relating to any such Tax Claim attributable to a Pre-Closing Period. In the case of any such Tax Claim relating to Apache, Seller shall not settle or compromise such Tax Claim without Purchaser’s consent (which shall not be unreasonably withheld, delayed or conditioned) if such settlement or compromise would have an adverse effect on Purchaser or Apache in any Post-Closing Period. Purchaser shall have the sole right to defend or prosecute, any Tax Claim attributable to a Straddle Period. With respect to a Tax Claim attributable to a Straddle Period, Purchaser shall not settle or compromise such Tax Claim without Seller’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned). Seller and its authorized representatives shall be entitled, at Seller’s expense, to attend, but not participate in or control, all conferences, meetings and proceedings relating to any Tax Claim attributable to a Straddle Period. Any party that does not have the right to defend or prosecute a particular Tax Claim shall take or cause to be taken such actions in connection with contesting such Tax Claim as the party defending or prosecuting such Tax Claim shall reasonably request from time to time. So long as Purchaser or Seller is defending or prosecuting a Tax Claim, Seller, Purchaser or Apache (as appropriate) shall provide or cause to be provided any information reasonably requested to the requesting party and relating to such Tax Claim. The parties shall otherwise cooperate with each other and each other’s representatives in good faith in order to contest effectively such Tax Claim including any necessary powers of attorney required to contest such Tax Claim.

9.4.3

In the case of any Tax Claim that is defended or prosecuted to a Final Determination pursuant to this Section 9.4, the party responsible for such Tax pursuant to Section 5.11 shall pay the amount of any Tax arising or resulting from such Tax Claim within seven days after such Final Determination. In the case of any Tax Claim not covered by the preceding sentence, the party responsible for such Tax pursuant to Section 5.11 shall pay the full amount of any Tax arising or resulting from such Tax Claim, at least seven (7) days before the date payment of such Tax is due. At its election, Seller shall pay the amount of Tax attributable to any Tax Claim directly to the appropriate Taxing Authority and send evidence of such payment to Purchaser or Apache, as appropriate.

9.5	Environmental Procedures.

9.5.1

The Purchaser Group Members shall provide prompt written notice to Seller with respect to any claim for indemnification under Sections 9.1.1(a) (with respect to the representations in Section 3.18 and 3.17, insofar as it relates to Permits issued pursuant to Environmental Law) and 9.1.2 of any order, demand, notice of potential liability, complaint or claim for indemnification by any Governmental Entity or other third party, or any other claim for indemnification that does not result for a third-party claim, in each case that may result in indemnified Losses (an “Environmental Claim”).

9.5.2

The Purchaser Group Members shall control the defense or negotiation (including, without limitation, any investigatory, response and remedial actions) of any Environmental Claim relating to the Real Property, including its compromise or settlement, with counsel and environmental consultant selected by the Purchaser Group Members reasonably acceptable to Seller. No compromise or settlement in respect of such Environmental Claim may be reached by the Purchaser Group Members without Seller’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

9.5.3

Seller shall have the right to control the defense or negotiation (including any investigatory, response or remedial actions) of any Environmental Claim concerning any real property other than the Real Property, including its compromise or settlement, with counsel and environmental consultant selected by Seller reasonably acceptable to the Purchaser Group Members. No compromise or settlement in respect of such Environmental Claim may be reached by Seller without the Purchaser Group Members’ prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed). If Seller has the right, but elects not to, control the defense of any such Environmental Claim, the Purchaser Group Members shall control the defense of any such Environmental Claim, including its compromise or settlement, with counsel and consultant selected by the Purchaser Group Members reasonably acceptable to Seller, and no compromise or settlement in respect of such Environmental Claim may be reached by the Purchaser Group Members without Seller’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

9.5.4

The Purchaser Group Members or Seller, as the case may be, with respect to any matter managed and controlled by the other, with the exception of Seller-controlled matters arising under Section 9.1.2(d) or Section 9.1.2(e), shall have the right to (i) participate fully in any meetings or negotiations with any Governmental Entity or other third party (excluding meetings attended solely by counsel, consultants or other experts retained by the controlling party) with respect to any Environmental Claim, including the scope, nature and schedule for implementation of any action relating thereto and shall be provided with reasonable advance notice of the same; and (ii) review in advance and provide comments on any documents proposed to be submitted to Governmental Entities or other third parties, including any proposed or final work plan, report, compliance schedule, compliance or consent order, decree or agreement.

9.5.5

To the extent an Environmental Claim involves the remediation of or other response action to address a condition on any real property or implementation of a compliance plan to address a non-compliance with Environmental Laws at the Real Property, Seller’s indemnification and reimbursement obligation shall be applicable to and include only the amount of any Losses attributable to such remediation or other response action or compliance plan performed or implemented by Purchaser or Seller, as the case may be, in a “Commercially Reasonable Manner”, which for the purposes of this Section 9.5.5 shall mean cost-effective methods for such remediation or other response action or compliance plan permitted by applicable Environmental Laws for industrial, commercial, agricultural or, to the extent applicable, residential purposes, as the case may be, for which the relevant Real Property is used on the Closing Date, determined from the perspective of a reasonable business person whose purpose (without regard to the availability of indemnification hereunder) is to achieve compliance with Environmental Laws or minimize liability under Environmental Law or to third parties with respect to the matter giving rise to the Environmental Claim (it being understood that (i) such Commercially Reasonable Manner shall include, where feasible, the use of risk-based remedies, including natural attenuation, institutional or engineering controls, or deed restrictions, provided such remedies and controls do not unreasonably interfere with Purchaser’s use of the Real Property or Purchaser’s ability to conduct the Businesses in the manner conducted as of the Closing Date; (ii) with respect to remediation or other response action on property other than the Real Property, the Commercially Reasonable Manner shall reflect the clean-up standard for the then current use of such property or such other standard as is required by the owner of such real property; and (iii) in the event of an actual conflict between (x) a requirement under applicable Environmental Law or an order, direction or mandate by a Governmental Entity to the extent relating to the basis for the Environmental Claim giving rise to Seller’s indemnification obligation and (y) what would otherwise be a Commercially Reasonable Manner, such requirement, order direction or mandate shall be deemed the Commercially Reasonable Manner). Seller and Purchaser Group Members agree that Purchaser Group Members may elect, for operational or other reasons in its discretion, to perform or implement a remediation or other response action or compliance plan at the Real Property that goes beyond what would be considered a “Commercially Reasonable Manner,” provided Purchaser Group Members shall be solely responsible for any cost or expense in excess of the amount that would have been required to perform such remediation or other response action or implement such compliance plan in a Commercially Reasonable Manner and Seller shall have no indemnification obligation for such additional costs or expenses.

9.5.6

Seller shall not be required to indemnify any Purchaser Group Member for any Loss resulting from voluntary sampling of soil, sediment or groundwater conducted by or initiated through the action of Purchaser, other than such actions: (i) required pursuant to any Environmental Law or Permits issued pursuant to Environmental Law, (ii) reasonably necessary to respond to an imminent hazard or emergency situation, (iii) reasonably necessary to respond to any Third Party Claim, (iv) undertaken as the result of a reasonable diligence request with respect to any future sale or financing transaction, or (v) provided such sampling is of a nature normally undertaken in connection with the activities being performed, and subject to the limitations of Section 9.5.8, undertaken in connection with any construction, repair or maintenance activities, or performed in the ordinary course of business (which includes sampling that ensues as a reasonable response to conditions otherwise discovered in the ordinary course of business but not sampling conducted without such reasonable cause).

9.5.7

Seller shall not be required to indemnify any Purchaser Group Member for any Loss to the extent resulting from (i) a change in use of the Real Property from industrial use to commercial or residential use; (ii) a change in use of the areas identified on Schedule 9.5.7 (it being understood that closure of such areas shall not be considered a change in use); or (iii) Purchaser’s failure to comply with the Voluntary Mitigation Use Restriction covering a portion of the Real Property recorded on December 23, 1998 at the Navajo County Records Office.

9.5.8

Seller shall not be required to indemnify any Purchaser Group Member for any Loss to the extent resulting from maintenance work (other than maintenance work normally performed by a prudent owner or operator of the Real Property), construction or demolition activities by or on behalf of any Purchaser Group Member on any areas identified on Schedule 9.5.8 unless such activities are required by Environmental Law or Permits issued pursuant to Environmental Law or ordered, directed or mandated by a Governmental Entity.

9.6	Exclusive Remedy.

From and after the Closing, except for injunctive relief as contemplated by Section 11.16 and absent actual fraud, neither party shall be liable or responsible in any manner whatsoever to the other party (whether in contract, breach of warranty, tort or otherwise), whether for indemnification or otherwise, except for the indemnity obligations expressly provided in this Section 9 and any other indemnity obligations expressly provided for in this Agreement, which provide the exclusive remedies and causes of action of the parties with respect to any matter arising out of or in connection with this Agreement and the other Operative Agreements, and each party hereby expressly waives and releases any other claim or cause of action arising under law, including laws based on negligence or strict liability, or otherwise against the other party with respect to any matter, including environmental matters, arising out of or in connection with this Agreement and the other Operative Agreements.

9.7	Excluded/Included Damages.

The obligations of any Indemnifying Party pursuant to this Agreement shall not include any special, exemplary, punitive, indirect, incidental or consequential damages (including loss of profit or revenue or loss of use) incurred by the Indemnified Party, provided that this shall not limit any damages representing lost profits that Purchaser may incur due to lost production caused by a delay in the commencement of the Outage or in the performance of work in connection therewith, in accordance with and subject to Section 5.16. For the purposes of this Section 9, Losses shall be calculated without regard to any materiality or Material Adverse Effect or similar qualifier.

9.8	Taxes.

Purchaser and Seller agree that for purposes of computing the amount of any indemnification hereunder, any such indemnification payment shall be treated as an adjustment to the Adjusted Purchase Price for all Tax purposes.

9.9	Insurance and Mitigation.

The liability of an Indemnifying Party pursuant to this Section 9 shall be reduced by any insurance proceeds received by any Indemnified Party in respect of such claim, less all out-of- pocket costs and expenses incurred by such Indemnified Party in connection with obtaining such insurance proceeds (including reasonable attorneys’ fees). Furthermore, an Indemnified Party shall use its commercially reasonable efforts (which shall be assessed without the benefit of hindsight) to mitigate any Losses with respect to which it wishes to seek indemnification hereunder, which obligation shall be limited to acting in a manner consistent in all material respects with the manner in which a reasonable person would have acted under similar circumstances if it was not entitled to indemnification hereunder; provided, that, any failure to so mitigate will only result in a reduction of Losses to the extent of any Loss attributable to such failure.

10.	DEFINITIONS

10.1	Definitions.

As used in this Agreement, the following defined terms shall have the meanings indicated below:

10.1.1	“338(h)(10) Elections” has the meaning set forth in Section 1.11.

10.1.2	“Accounts Receivable” has the meaning set forth in Section 1.1.1.

10.1.3

“Action” means any action, suit, hearing, proceeding, arbitration, demand, claim, notice or Governmental Entity investigation or audit, whether civil, criminal, administrative or otherwise, including grievances.

10.1.4	“Adjusted Closing Net Working Capital” has the meaning set forth in Section 1.9.2.

10.1.5	“Adjusted Purchase Price” has the meaning set forth in Section 1.7.

10.1.6	“ADWR” means the Arizona Department of Water Resources.

10.1.7

“Affiliate” means, as applied to any Person, (i) any other Person directly or indirectly controlling, controlled by or under common control with, that Person, (ii) any other Person that owns or controls ten percent (10%) or more of any class of equity interest (including any equity interest issuable upon the exercise of any option, warrant, Contract right or convertible security) of that Person or any of its Affiliates, or (iii) any director, partner, officer, agent, employee or relative of such Person. For the purposes of this definition, “control” (including with correlative meanings, the terms “controlling”, “controlled by”, and “under common control with”) as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through ownership of voting securities or by Contract or otherwise.

10.1.8	“Affiliated Group” means any affiliated group within the meaning of Code §1504(a) or any similar group defined under a similar provision of state, local or foreign law.

10.1.9	“Agreed Allocation” has the meaning set for in Section 5.9.3.

10.1.10

“Agreement” means this Agreement and the Exhibits and Schedules hereto and the certificates delivered in connection herewith, as same may be amended, modified, supplemented, restated or replaced from time to time in accordance with the terms hereof.

10.1.11	“Apache” has the meaning set forth in the Recitals.

10.1.12	“Apache Collective Bargaining Agreements” has the meaning set forth in Section 6.1.

10.1.13

“Apache Employees” means employees of Apache who are employed on the Closing Date, including employees who are on military leave, sick leave, Family and Medical Leave Act leave, workers compensation, transitional work, long-term or short-term disability leave (whether pursuant to a Benefit Plan or required by Law).

10.1.14	“Apache Equipment Leases” means the equipment leases set forth on Schedule 10.1.14.

10.1.15	“Apache Financial Statements” has the meaning set forth in Section 3.4.2.

10.1.16	“Apache Inventory” means all of the inventory of finished goods, work in process, raw materials and supplies of Apache as at the Closing Date.

10.1.17	“Apache Leased Equipment” means the equipment that is leased by Apache pursuant to the Apache Equipment Leases.

10.1.18	“Apache Licensed Intellectual Property” means Apache’s right, title and interest in the intellectual property set forth in Schedule 10.1.18.

10.1.19

“Apache Owned Equipment” means the machinery, equipment, parts, furniture, fixtures, tools, leasehold improvements, telephone systems, computer systems, motor vehicles and other fixed assets that are owned by Apache as at the Closing Date.

10.1.20

“Apache Owned Real Property” means the real property described on Schedule 10.1.20, together with Apache’s right, title and interest in and to all buildings, structures, fixtures and improvements thereon.

10.1.21

“Apache Prepaid Items” means any credits, prepaid expenses, deferred charges, advanced payments, prepaid items and claims for refunds or reimbursements against third parties (but excluding cash security or other deposits) relating to Apache.

10.1.22	“Apache Purchase Price” has the meaning set forth in Section 1.7.

10.1.23	“Apache Shares” has the meaning set forth in the Recitals.

10.1.24	“APP Amendment Applications” has the meaning set forth in Section 2.3.13.

10.1.25	“Arizona Lease Application Form” means the lease application form attached as Exhibit 10.1.25.

10.1.26

“Arizona Lease Assignment and Assumption Agreement” means, in respect of each Newsprint Real Property Lease, the assignment of lease and assumption of lease obligations agreement in the form attached as Exhibit 10.1.26.

10.1.27	“Assignment and Assumption Agreement” has the meaning set forth in Section 2.2.6.

10.1.28	“Assumed Obligations” has the meaning set forth in Section 1.5.

10.1.29	“Assumed Redacted Contracts” has the meaning set forth in Section 1.3.3.

10.1.30	“Audited Financial Statements” has the meaning set forth in Section 5.13.

10.1.31	“Balance Sheet Date” has the meaning set forth in Section 3.4.3.

10.1.32

“Benefit Plan” means any Plan established with respect to any Apache Employee or Newsprint Employee to which Apache or Seller or any ERISA Affiliate of Apache or of Seller contributes or has contributed on behalf of any Apache Employee or Newsprint Employee, or under which any such employee or any beneficiary thereof is covered, is eligible for coverage or has benefit rights.

10.1.33	“Bill of Sale” has the meaning set forth in Section 2.2.1.

10.1.34

“Books and Records” means all files, documents, papers, books and records relating to a Person’s business, including with respect to accounts, customers (including credit related records), repair and performance.

10.1.35

“BSBCA Agreement” means the Group Master Contract (Group Contract No. 15885) effective as of April 1, 2001, between Blue Cross and Blue Shield of Arizona, Inc. and Abitibi Consolidated Inc., as amended.

10.1.36	“Business Day” means a day other than Saturday, Sunday or any day on which banks located in New York, New York, Vancouver, British Columbia or Montreal, Quebec are authorized or obligated to close.

10.1.37	“Business Employees” has the meaning set forth in Section 6.1.6.

10.1.38	“Businesses” means the Newsprint Business and the Railway Business and “Business” means either of such Businesses.

10.1.39	“Carpenters” has the meaning set forth in Section 6.1.

10.1.40	“Carpenters Agreement” has the meaning set forth in Section 6.1.

10.1.41	“Claim Notice” has the meaning set forth in Section 9.3.1.

10.1.42	“Closing” has the meaning set forth in Section 2.1.

10.1.43	“Closing Date” has the meaning set forth in Section 2.1.

10.1.44	“Closing Net Working Capital” has the meaning set forth in Section 1.9.1.

10.1.45	“Closing Net Working Capital Statement” has the meaning set forth in Section 1.9.1.

10.1.46	“Closing Time” has the meaning set forth in Section 2.1.

10.1.47	“COBRA” has the meaning set forth in Section 6.1.8.

10.1.48	“Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder, and any successor legislation thereto.

10.1.49	“Cogeneration Facility” has the meaning set forth in Section 3.24.

10.1.50

“Collective Bargaining Agreements” means, collectively, the Newsprint Collective Bargaining Agreements and the Apache Collective Bargaining Agreements, and “Collective Bargaining Agreement” means any of them individually.

10.1.51

“Confidential Business Information” means all commercially sensitive information in any form heretofore or hereafter obtained by Seller to the extent relating to the Newsprint Business, the Newsprint Assets, Apache, or the Railway Business, whether pertaining to financial condition, results of operations, methods of operation or otherwise, other than information which is in the public domain through no violation of this Agreement and other than information to the extent relating to businesses of Seller and its Affiliates other than the Businesses.

10.1.52	“Confidential Information Memorandum” means the Confidential Information Memorandum dated November 2007 prepared by Seller and Scotia Capital Inc. regarding the Businesses.

10.1.53	“Confidentiality Agreement” has the meaning set forth in Section 11.5.

10.1.54	“Contract” means any contract, agreement, arrangement or undertaking.

10.1.55	“Covered Request” has the meaning set forth in Section 5.9.

10.1.56	“CPA Firm” has the meaning set forth in Section 1.9.2.

10.1.57	“Customers” has the meaning set forth in Section 3.22.1.

10.1.58	“Data Room” means the electronic data room established and maintained by Seller’s counsel containing documents relating to the Businesses, Seller and Apache and made available to Purchaser.

10.1.59	“Deductible Amount” has the meaning set forth in Section 9.1.1.

10.1.60	“Deed” has the meaning set forth in Section 2.2.3.

10.1.61	“DOJ” means the United States Department of Justice.

10.1.62	“Dollars” or “$” means United States dollars.

10.1.63	“Effective Date” has the meaning set forth in the Preamble.

10.1.64

“Encumbrance” or “Encumber” means any lien, mortgage, security interest, pledge, adverse claim, restriction on transferability, defect of title, or other claim, charge, or encumbrance of any nature whatsoever on any property or property interest, including any restriction on the use, voting, transfer, receipt of income, or other exercise of any attributes of ownership.

10.1.65	“Environmental Claim” has the meaning set forth in Section 9.5.1.

10.1.66

“Environmental Laws” means any foreign, federal, state or local law, statute, ordinance, rule, regulation, legally binding guidance document or directive, common law and all applicable judicial and administrative decisions, orders and decrees (collectively, “Laws and Standards”) that relate to pollution or protection of the environment or, insofar as such Laws and Standards relate to exposure to Hazardous Substances, human health or safety; in each case, as in effect on or prior to the Closing Date; provided, however, that solely for purposes of conducting any investigation, remediation, remedial action, monitoring or other response action (collectively, “Response Actions”) to address any Release or threatened Release of Hazardous Substances to soil, surface water, sediment or groundwater (collectively, “Applicable Environmental Media”) for which Seller has an indemnification obligation pursuant to Section 9, “Environmental Laws,” as applied to such Response Actions shall mean such Laws and Standards in effect at the time such Response Actions are performed with respect to any Applicable Environmental Media.

10.1.67	“Equipment” means, collectively, the Owned Equipment and the Leased Equipment.

10.1.68	“Equipment Leases” means, collectively, the Newsprint Equipment Leases and the Apache Equipment Leases.

10.1.69	“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

10.1.70

“ERISA Affiliate” means any member of (i) a controlled group of corporations (as defined in Section 414(b) of the Code); (ii) a group of trades or businesses under common control (as defined in Section 414(c) of the Code); or (iii) an affiliated service group (as defined in Section 414(m) of the Code or the regulations under Section 414(o) of the Code).

10.1.71	“Estimated Closing Net Working Capital Statement” has the meaning set forth in Section 1.8.1.

10.1.72	“Estimated Net Working Capital” has the meaning set forth in Section 1.8.1.

10.1.73	“Estimated Adjusted Purchase Price” has the meaning set forth in Section 1.7.

10.1.74	“Estimated Purchase Price Adjustment Amount” has the meaning set forth in Section 1.8.2.

10.1.75	“Excluded Assets” has the meaning set forth in Section 1.3.1.

10.1.76	“Excluded Contracts” has the meaning set forth in Section 1.3.1.2.

10.1.77	“Excluded Newsprint Customer Order Liabilities” has the meaning set forth in Section 1.5.1.

10.1.78	“Excluded Intellectual Property” has the meaning set forth in Section 1.3.1.3.

10.1.79	“Exhibit C” has the meaning set forth in Section 6.1.3.

10.1.80	“Expenses” has the meaning set forth in Section 5.13.1.

10.1.81	“Extended Amount” has the meaning set forth in Section 7.2.4.

10.1.82	“Fees” has the meaning set forth in Section 5.13.1.

10.1.83	“FERC” means Federal Energy Regulatory Commission and its successors.

10.1.84	“Final Date” has the meaning set forth in Section 7.4.3.

10.1.85

“Final Determination” means (i) a decision, judgment, decree or other order by any court of competent jurisdiction, which decision, judgment, decree or other order has become final after all allowable appeals by either party to the action have been exhausted or the time for filing such appeals has expired, (ii) a closing agreement entered into under Section 7121 of the Code or any other settlement agreement entered into in connection with an administrative or judicial proceeding, (iii) the expiration of the time for instituting suit with respect to a claimed deficiency or (iv) the expiration of the time for instituting a claim for refund, or if such a claim was filed, the expiration of the time for instituting suit with respect thereto.

10.1.86

“Final Judgment” means the final judgment entered by the United States District Court for the District of Columbia on October 23, 2007 in “United States of America v. Abitibi-Consolidated Sales Corporation and Bowater Incorporated”.

10.1.87	“Final Prospectus” has the meaning set forth in Section 7.4.8.

10.1.88	“Financial Statements” means the Newsprint Financial Statements and the Apache Financial Statements.

10.1.89	“GAAP” means United States generally accepted accounting principles, consistently applied throughout the specified period and in the immediately prior comparable period.

10.1.90

“Governmental Entity” means any federal, state or local government, any political subdivision thereof or any court, administrative or regulatory agency, department, instrumentality, body or commission or other governmental authority or agency.

10.1.91	“Guaranty” means the guaranty by AbitibiBowater Inc. made as of the Effective Date in favour of Purchaser.

10.1.92

“Hazardous Substance” means any waste, pollutant, contaminant, hazardous substance, toxic or corrosive substance, hazardous waste, special waste, industrial substance, by-product, process-intermediate product or waste, petroleum or petroleum- derived substance or waste, asbestos or asbestos containing material polychlorinated biphenyl (“PCB”) or PCB-containing equipment, chemical liquids or solids, liquid or gaseous products, or any constituent of any such substance or waste; in each case that are regulated by, or may form the basis of liability under, Environmental Law due to the hazardous, toxic, corrosive, explosive or dangerous nature of such substance or waste.

10.1.93	“Hired Employee” has the meaning set forth in Section 6.1.6.

10.1.94	“Hourly Apache Employees” means all Apache Employees who are compensated on an hourly, as opposed to salaried, basis, whether represented by the UTU or the Carpenters or not represented.

10.1.95	“Hourly Newsprint Employees” means all Newsprint Employees who are compensated on an hourly, as opposed to salaried, basis, whether represented by the Steelworkers or the IBEW or not represented.

10.1.96	“IBEW” has the meaning set forth in Section 6.1.

10.1.97	“IBEW Agreement” has the meaning set forth in Section 6.1.

10.1.98	“IBEW Hourly Defined Contribution Plans” has the meaning set forth in Section 6.6.

10.1.99	“Income Tax” means any federal, state, local, or foreign income tax measured by or imposed on net income, including any interest, penalty, or addition thereto, whether disputed or not.

10.1.100	“Income Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Income Taxes, including any schedule or attachment thereto.

10.1.101	“Indemnified Party” has the meaning set forth in Section 9.3.1.

10.1.102

“Indemnified Tax” means (i) all liabilities for Taxes (or the non-payment thereof) of (x) Seller with respect to the Newsprint Assets or the Newsprint Business and (y) Apache, for all Pre-Closing Periods, in each case in excess of the reserves for Taxes taken into account in determining Adjusted Closing Net Working Capital, (ii) all liabilities for Income Taxes for Pre-Closing Periods of any member of an Affiliated Group of which Apache (or any predecessor of the foregoing) is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation § 1.1502-6 (or any analogous or similar state, local, or foreign law or regulation), (iii) any and all liabilities for Taxes of any Person imposed on Apache for Pre-Closing Periods as a transferee or successor, by contract or otherwise and (iv) any liability for Tax in any Post-Closing Period that would not be payable but for Seller’s breach of the representation made in Section 3.8.4.

10.1.103	“Indemnifying Party” has the meaning set forth in Section 9.3.1.

10.1.104	“Indemnity Notice” has the meaning set forth in Section 9.3.3.

10.1.105	“Information Provider” has the meaning set forth in Section 5.4.2.

10.1.106	“Information Receiver” has the meaning set forth in Section 5.4.2.

10.1.107	“Intellectual Property Assets” means the Newsprint Licensed Intellectual Property, the Apache Licensed Intellectual Property and the Newsprint Know How.

10.1.108	“Interim Period” has the meaning set forth in Section 5.3.

10.1.109	“Inventory” means the Newsprint Inventory and the Apache Inventory.

10.1.110	“IRS” means the Internal Revenue Service.

10.1.111	“Joint Defense Agreement” has the meaning set forth in Section 5.1(d).

10.1.112	“Joint Defense Expense Agreement” has the meaning set forth in Section 5.1(d).

10.1.113

“Knowledge” means, (i) with respect to Seller, the actual knowledge of (a) John McKee, James Willis, Pierre Rougeau, Martin Savoie and Melanie Allaire, (b) Skip Hellerud (with respect to Sections 3.18 and 3.17 (insofar as it relates to Permits issued pursuant to Environmental Law) only), (c) Jeff Comer (with respect to Sections 3.9 and 3.14 only), (d) Johanne Desjardins (with respect to Section 3.8 only), (e) Alice Minville (with respect to Section 3.10 only) and (f) Rob Kreizenbeck, Chuck Amos and Mike

Filipovic (each with respect to Section 3.11 only), in each case, without independent investigation and, (ii) with respect to Purchaser, means the actual knowledge of Richard Garneau, Paul Einarson, David Smales and Valerie Seager, in each case, without independent investigation. For greater certainty, none of the foregoing individuals shall have any personal liability hereunder.

10.1.114	“Leased Equipment” means the Newsprint Leased Equipment and the Apache Leased Equipment.

10.1.115

“Losses” means demands, claims, actions or causes of action, assessments, losses, damages, liabilities, costs and expenses, including interest, penalties, and reasonable attorneys’ fees and disbursements.

10.1.116

“Material Adverse Effect” means any event, change, effect, condition or circumstance that has occurred that, individually or in the aggregate with any other event, change, effect, condition or circumstance, has, or would be reasonably be expected to have, a material adverse effect upon the condition (financial or otherwise), business, assets, properties, operations or results of operations of the Newsprint Business and the Railway Business taken as a whole, other than any such effect to the extent resulting or arising from (a) any failure by Seller (with respect to the Newsprint Business) or Apache to meet any internal projections, forecasts, or revenue or earnings predictions for any period ending on or after the Effective Date (provided that the underlying causes of such failures shall not be excluded); (b) any adverse change, effect, event, occurrence, state of facts or development to the extent attributable to the announcement or pendency of the transactions contemplated by this Agreement (including any cancellations of or delays in customer orders, any reduction in sales, any disruption in supplier, distributor, partner or similar relationships or any loss of employees, in each case, to the extent attributable to the announcement or pendency of the transactions contemplated by this Agreement); (c) any adverse change, effect, occurrence, state of facts or development attributable to conditions affecting (i) the industries in which the Newsprint Business and Apache operate (including fluctuating conditions resulting from cyclicality, seasonality or weather patterns affecting the Newsprint Business and Apache, including their customers and suppliers), (ii) the U.S. or Canadian economy individually, or taken as a whole, (iii) the world economy, (iv) banking, financial or securities markets; (d) terrorist activities, hostilities or acts of war; (e) reductions of prices in response to reduction in prices offered by competitors; (f) any adverse change, effect, event, occurrence, state of facts or development resulting from or relating to compliance with the terms of, or the taking of any action required by, this Agreement or any of the other Operative Agreements; (g) any adverse change, effect, event, occurrence, state of facts or development after the date of this Agreement arising from or relating to any required change in accounting requirements or principles (including GAAP) or any change in applicable laws, rules or regulations or the interpretation or enforcement thereof, or other binding directives issued by Governmental Entity; or (h) any adverse change, effect, event, occurrence, state of facts or development arising from or relating to actions required to be taken under applicable laws, rules, regulations or Contracts; (i) any adverse change, effect, event, occurrence, state of facts or development arising from or relating to any act of Purchaser or any of its Affiliates or (j) any Permitted Encumbrances, Third Party Assets, Excluded Asset or Newsprint Retained Obligation; except in the cases of (c), (d), (e) or (g) above, only to the extent they do not adversely affect the Newsprint Business or the Railway Business in a disproportionate manner compared to other participants in the industries or markets in which the Newsprint Business or the Railway Business operate.

10.1.117	“Material Contracts” has the meaning set forth in Section 3.13.1.

10.1.118	“Material Permits” has the meaning set forth in Section 3.17.

10.1.119	“Maximum Amount” has the meaning set forth in Section 9.1.1.

10.1.120	“Minimum Amount” has the meaning set forth in Section 9.1.1.

10.1.121	“Multiemployer Plan” has the meaning set forth in Section 6.7.

10.1.122	“Multiemployer Plan Bond or Escrow” has the meaning set forth in Section 6.7.

10.1.123	“Negotiation Period” has the meaning set forth in Section 1.9.2.

10.1.124

“Net Working Capital” means all current assets (other than cash) less all current liabilities of the Newsprint Business and Apache (including all liabilities relating to any employee retention arrangements referred to on Schedule 3.13.1), prepared in a manner consistent with GAAP, the Financial Statements and Schedule 10.1.124 (but excluding Excluded Assets and Newsprint Retained Obligations). For greater certainty, (i) accruals with respect to the Outage shall be included in the determination of Net Working Capital as contemplated by Section 5.16.4 and (ii) the liability of approximately sixty seven thousand Dollars ($67,000) referred to in Section 5.15 that is being reversed by Seller shall not be included in the determination of Net Working Capital.

10.1.125	“Newsprint Acquired Books and Records” has the meaning set forth in Section 1.1.13.

10.1.126	“Newsprint Assets” has the meaning set forth in Section 1.1.

10.1.127	“Newsprint Assigned Permits” has the meaning set forth in Section 1.1.11.

10.1.128

“Newsprint Business” means the production of newsprint by Seller conducted with the Newsprint Assets at the facilities located on the Property and the production of medium for Stone Container pursuant to the Operating and Management Agreement, and all activities undertaken in connection therewith or incidental thereto, including the operation of the farm, the boilers and the electrical substation, the well field and the water lines connecting such well fields to the improvements, each of which is located on the Real Property.

10.1.129	“Newsprint Business Contracts” has the meaning set forth in Section 1.1.10.

10.1.130	“Newsprint Collective Bargaining Agreements” has the meaning set forth in Section 6.1.

10.1.131	“Newsprint Customer Orders” has the meaning set forth in Section 1.1.8.

10.1.132

“Newsprint Employees” means employees of Seller whose place of employment is the Real Property and who are employed on the Closing Date, including employees who are on military leave, sick leave, Family and Medical Leave Act leave, workers compensation, transitional work, long-term or short-term disability leave (whether pursuant to a Benefit Plan or required by Law).

10.1.133	“Newsprint Equipment Leases” has the meaning set forth in Section 1.1.6.

10.1.134	“Newsprint Financial Statements” has the meaning set forth in Section 3.4.1.

10.1.135	“Newsprint Insurance Claims” has the meaning set forth in Section 1.1.14.

10.1.136	“Newsprint Intellectual Property Licenses” has the meaning set forth in Section 1.1.7.

10.1.137	“Newsprint Inventory” has the meaning set forth in Section 1.1.2.

10.1.138	“Newsprint Know How” has the meaning set forth in Section 5.13.

10.1.139	“Newsprint Leased Equipment” has the meaning set forth in Section 1.1.6.

10.1.140	“Newsprint Leased Real Property” means, collectively, the immovable properties leased pursuant to the Newsprint Real Property Leases.

10.1.141	“Newsprint Licensed Intellectual Property” has the meaning set forth in Section 1.1.7.

10.1.142	“Newsprint Owned Equipment” has the meaning set forth in Section 1.1.5.

10.1.143	“Newsprint Owned Real Property” has the meaning set forth in Section 1.1.3.

10.1.144	“Newsprint Prepaid Items” has the meaning set forth in Section 1.1.15.

10.1.145	“Newsprint Purchase Orders” has the meaning set forth in Section 1.1.9.

10.1.146	“Newsprint Purchase Price” has the meaning set forth in Section 1.7.

10.1.147	“Newsprint Real Property Leases” has the meaning set forth in Section 1.1.4.

10.1.148	“Newsprint Retained Obligations” has the meaning set forth in Section 1.6.

10.1.149	“Newsprint Water Rights” has the meaning set forth in Section 1.1.16.

10.1.150	“Nonassignable Right” has the meaning set forth in Section 1.4.

10.1.151	“Normalized Net Working Capital” means one million two hundred thousand Dollars ($1,200,000).

10.1.152	“Notifying Party” has the meaning set forth in Section 5.9.

10.1.153

“OCC Supply Agreement” means that certain supply agreement to be entered into at the Closing between Seller or its applicable Affiliate, on the one hand, and Purchaser, on the other hand, in the form of Exhibit 10.1.153.

10.1.154

“Offering Amount” means proceeds of not less than one hundred twenty-five million Dollars ($125,000,000) and not greater than one hundred twenty-six million Dollars ($126,000,000) to be raised under the Rights Offering.

10.1.155

“ONP Supply Agreement” means that certain supply agreement to be entered into at the Closing between Seller or its applicable Affiliate, on the one hand, and Purchaser, on the other hand, in the form of Exhibit 10.1.155.

10.1.156	“Operating and Management Agreement” means the Operating and Management Agreement dated as of October 15, 1998, by and between Seller and Stone Container.

10.1.157

“Operative Agreements” means this Agreement and any other Contract to be entered into pursuant to or in connection with this Agreement, including the Bill of Sale, the Assignment and Assumption Agreement, the Deed, the Guaranty, the ONP Supply Agreement, the OCC Supply Agreement, the Transitional Services Agreement, the Stone Container Assignment, the Pension Plans Assignment and Assumption Agreement, the Welfare Benefit Plans Assignment and Assumption Agreement, the Arizona Lease Assignment and Assumption Agreements and the APP Amendment Applications.

10.1.158	“Outage” means the outage for the Newsprint Business scheduled to commence on April 21, 2008.

10.1.159	“Owned Equipment” means the Newsprint Owned Equipment and the Apache Owned Equipment.

10.1.160	“Owned Real Property” means the Newsprint Owned Real Property and the Apache Owned Real Property.

10.1.161

“Owned Tangible Real Assets” means all Structures and all structural, mechanical, and other physical systems thereof that constitute part of the Owned Real Property, including the walls, roofs, and structural elements thereof and the heating, ventilation, air conditioning, plumbing, electrical, communications, mechanical, water, sewer, waste water, storm water, paving, and parking equipment, systems, and facilities included therein.

10.1.162	“Participating Salaried Employees (401(k) Plan)” has the meaning set forth in Section 6.4.

10.1.163	“Participating Salaried Employees (Retirement Plan)” has the meaning set forth in Section 6.2.

10.1.164	“PBGC” means the Pension Benefit Guaranty Corporation.

10.1.165	“Pension Plans Assignment and Assumption Agreement” means the assignment and assumption agreement attached as Exhibit 10.1.165.

10.1.166

“Permits” means, collectively, all identification numbers, licenses, permits, certificates of authority, authorizations, approvals, registrations, franchises and similar consents required by any laws administered by any Governmental Entity, including those relating to Environmental Law and zoning.

10.1.167

“Permitted Liens” means (a) Encumbrances for Taxes and other governmental charges and assessments that are not yet due and payable, (b) Encumbrances of landlords, carriers, warehousemen, mechanics and materialmen, in each case arising in the ordinary course of business for sums not yet due and payable, (c) Encumbrances for water, sewer and other utility charges, (d) Encumbrances of title, easements, rights of ways, covenants, encumbrances, planning and zoning restrictions or other property rights that have either been disclosed in the Schedules or in the Surveys, if any, including any Encumbrances or imperfections of title set forth in the Title Commitment or that would be disclosed on a survey of such portion of the Real Property which is not covered by the Surveys, (e) with respect to the Owned Real Property, any applicable building and zoning ordinances, (f) Encumbrances of employees for salaries or wages earned but not yet paid, (g) Encumbrances of unpaid vendors of personal property, or other similar Encumbrances arising in the ordinary course of business, (h) any lease of personal property in which the lessor is Seller or Apache listed on Schedule 1.1.4, (i) Encumbrances set forth on Schedule 2.2.14 to be discharged on or prior to the Closing, and (j) all other matters affecting title that have been waived or consented to by Purchaser.

10.1.168	“Person” means any natural person, corporation, limited liability company, general partnership, limited partnership, other entity, trust, association or Governmental Entity.

10.1.169

“Plan” means any bonus, incentive compensation, deferred compensation, pension, profit sharing, retirement, stock purchase, stock option, stock ownership, stock appreciation rights, phantom stock, employment, consulting, retention, change-in- control, leave of absence, layoff, vacation, day or dependent care, legal services, cafeteria, life, health, accident, disability, severance, separation or other employee benefit plan, practice, policy or arrangement of any kind, including, but not limited to, any “employee benefit plan” within the meaning of Section 3(3) of ERISA.

10.1.170	“Post-Closing Adjustment Amount” has the meaning set forth in Section 1.9.3.

10.1.171

“Post-Closing Period” means any taxable period or portion thereof beginning after the Closing Date. If a taxable period begins on or before the Closing Date and ends after the Closing Date, then the portion of any Tax which relates to the taxable period that begins after the Closing Date shall be deemed to be equal to the amount of Tax which would be payable if the taxable period began on the day after the Closing Date.

10.1.172

“Precedent Conditions” means with respect to a specified day that the Toronto Stock Exchange is open for business on such day and the divestiture period specified in Section IV of the Final Judgment has been extended such that such day is within the extension period.

10.1.173

“Pre-Closing Period” means any taxable period or portion thereof ending on or before the Closing Date. If a taxable period begins on or before the Closing Date and ends after the Closing Date, then the portion of any Tax which relates to the taxable period to and including the Closing Date shall be deemed to equal the amount of Tax which would be payable if the taxable period ended on the Closing Date.

10.1.174	“Preliminary Prospectus” has the meaning set forth in Section 7.4.8.

10.1.175	“Purchase Price” has the meaning set forth in Section 1.7.

10.1.176	“Purchaser” has the meaning set forth in the Preamble.

10.1.177

“Purchaser Group Members” means collectively Purchaser and Apache and their respective directors, officers, employees, agents and Affiliates, and “Purchaser Group Member” means any of them individually.

10.1.178	“Purchaser Parties” has the meaning set forth in Section 5.13.

10.1.179	“Purchaser’s Health, Welfare and Fringe Benefit Plans” has the meaning set forth in Section 6.8.

10.1.180	“Purchaser’s Hourly Pension Plan” has the meaning set forth in Section 6.3.

10.1.181	“Purchaser’s Objection” has the meaning set forth in Section 1.9.2.

10.1.182	Intentionnally omitted.

10.1.183	“Purchaser’s Salaried 401(k) Plan” has the meaning set forth in Section 6.4.

10.1.184

“Rail Carrier” means (i) a Person providing common carrier railroad transportation for compensation, but does not include street, suburban, or interurban electric railways not operated as part of the general system of rail transportation, (ii) any rail carrier operating in the U.S., Canada, or Mexico in which a rail carrier holds a controlling interest, and (iii) all other rail carriers involved in the transactions contemplated by this Agreement, except that it does not include carriers that are involved in the transaction only by virtue of an existing trackage rights agreement. For the purposes of this definition only, “control” means, when referring to a relationship between Persons, actual control, legal control, and the power to exercise control, through or by (x) common directors, officers, stockholders, a voting trust, or a holding or investment company, or (y) any other means.

10.1.185	“Railway Business” means the business and operation conducted by Apache.

10.1.186	“Real Property” means the Owned Real Property and the Newsprint Leased Real Property.

10.1.187	“Real Property Affidavit” has the meaning set forth in Section 2.2.9.

10.1.188	“Real Property Leases” means (i) the Newsprint Real Property Leases and (ii) the leases of real property to which Apache is party as tenant, if any.

10.1.189	“Redacted Contracts” has the meaning set forth in Section 1.3.3.

10.1.190

“Related Affiliates” means a Person that is affiliated with a Rail Carrier if, because of the relationship between that Person and a Rail Carrier, it is reasonable to believe that the affairs of another Rail Carrier, control of which may be acquired by that Person, will be managed in the interest of the other Rail Carrier.

10.1.191	“Related Party” means any Affiliate of Seller or Apache.

10.1.192	“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, dumping or disposing in the environment.

10.1.193	“Retained Employees” has the meaning set forth in Section 6.1.1.

10.1.194

“Rig3hts Offering” means an offering of transferable rights to acquire subscription receipts of Purchaser, each such subscription receipt being convertible into a certain number, to be determined in accordance with the terms of such offering, of common shares of Purchaser upon the Closing, to the holders of record of Purchaser’s issued and outstanding common shares as of a date specified by Purchaser pursuant to a short form prospectus under Canadian Law and a registration statement pursuant to United States Law to raise the Offering Amount to be used to fund a portion of the Purchase Price, including the related rights and obligations of TAVIX under the TAVIX Oversubscription Agreement and the Standby Commitment of the Standby Purchasers under the Standby Agreement.

10.1.195	“Salaried Apache Employees” means all Apache Employees who are compensated on a salaried, as opposed to hourly, basis.

10.1.196	“Salaried Employees” means the Salaried Apache Employees and the Salaried Newsprint Employees, collectively.

10.1.197	“Salaried Newsprint Employees” means all Newsprint Employees who are compensated on a salaried, as opposed to hourly, basis.

10.1.198	“Seller” has the meaning set forth in the Preamble.

10.1.199	“Seller Group Members” means collectively Seller and its Affiliates and their respective directors, officers, employees and agents and “Seller Group Member” means any of them individually.

10.1.200	“Seller’s Health, Welfare and Fringe Benefit Plans” has the meaning set forth in Section 6.8.

10.1.201	“Seller’s Hourly 401(k) Plan” has the meaning set forth in Section 6.5.

10.1.202	“Seller’s Hourly Pension Plan” has the meaning set forth in Section 6.3.

10.1.203	“Seller’s Salaried 401(k) Plan” has the meaning set forth in Section 6.4.

10.1.204	“Seller’s Salaried Employees Retirement Plan” has the meaning set forth in Section 6.2.

10.1.205	“Settlement Offer” has the meaning set forth in Section 9.3.2.

10.1.206	“Snowflake Accounts Receivable” has the meaning set forth in Section 1.1.1.

10.1.207

“Snowflake Lease” means the Ground Lease Agreement dated as of 2005, by and between Seller and Snowflake White Mountain Power, LLC, as amended, a copy of which was delivered or made available to Purchaser prior to the Effective Date.

10.1.208	“Standard Amount” has the meaning set forth in Section 7.2.4.

10.1.209	“Standby Agreement” means the standby agreement among the Purchaser and the Standby Purchasers dated February 10, 2008.

10.1.210

“Standby Commitment” means the commitment of each of the Standby Purchasers, severally (and not jointly and severally) to subscribe for subscription receipts representing up to an aggregate of twenty-five percent (25%) of the Offering Amount.

10.1.211	“Standby Purchasers” means Genuity Capital Markets and BMO Nesbitt Burns Inc.

10.1.212	“Steelworkers” has the meaning set forth in Section 6.1.

10.1.213	“Steelworkers Agreement” has the meaning set forth in Section 6.1.

10.1.214	“Stipulation” has the meaning set forth in Section 5.1(d).

10.1.215	“Stone Container” means Stone Container Corporation, a Delaware corporation.

10.1.216

“Stone Container Assignment” means the assignment and assumption agreement between Purchaser, Seller and, if Catalyst Paper Corporation has assigned this Agreement or its rights thereunder, Catalyst Paper Corporation, in the form attached as Exhibit 10.1.216.

10.1.217	“Stone Container Guaranty” means that certain guaranty made on October 15, 1998, by Abitibi Consolidated Inc. in favor of Stone Container and Stone Snowflake Newsprint Company.

10.1.218	“Stone Container Lease” means the Lease dated as of October 15, 1998, by and between Seller and Stone Container, as amended.

10.1.219	“Straddle Period” means a taxable period beginning on or before and ending after the Closing Date.

10.1.220	“Structures” means all buildings, structures, fixtures, facilities, and improvements on the Owned Real Property.

10.1.221	“Surveys” means the surveys listed on Schedule 3.10.1(a), copies of which were delivered or made available to Purchaser prior to the Effective Date.

10.1.222	“Survival Period” has the meaning set forth in Section 8.

10.1.223	“TAVIX” means Third Avenue International Value Fund.

10.1.224	“TAVIX Oversubscription Agreement” means the oversubscription agreement between TAVIX and Purchaser dated February 10, 2008.

10.1.225

“Tax” or “Taxes” means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Section 59A of the Code), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

10.1.226	“Tax Claim” means any written claim with respect to Taxes that, if pursued successfully could serve as the basis for a claim for indemnification under this Agreement.

10.1.227

“Taxing Authority” means any Governmental Entity of any United States federal, state or local jurisdiction, or any foreign jurisdiction having or purporting to exercise jurisdiction with respect to any Tax.

10.1.228

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any Schedule or attachment thereto, and including any amendment thereof.

10.1.229	“Termination Date” has the meaning set forth in Section 7.4.

10.1.230	Termination Fee” means six million five hundred thousand Dollars ($6,500,000.00).

10.1.231	“Third Party Assets” has the meaning set forth in Section 1.3.2.

10.1.232	“Third Party Claim” has the meaning set forth in Section 9.3.1.

10.1.233

“Title Commitment” means the Commitment for Owner’s Title Insurance issued by Stewart Title Guaranty Company dated November 13, 2007 (Order Number 07100677), Amend. No. 1, Effective Date: February 4, 2008, as amended by the parties, a copy of which is attached as Exhibit 10.1.233.

10.1.234

“Title Insurance” means title insurance coverage in the ALTA 2006 Policy Form from any nationally recognized title insurance company related to the Owned Real Property, containing as exceptions only Permitted Liens and standard exceptions for policies of this type in the United States.

10.1.235	“Trade Receivables” has the meaning set forth in Section 1.1.1.

10.1.236

“Transitional Services Agreement” means that certain Transitional Services Agreement to be entered into at the Closing between Seller or any of its Affiliates on the one hand, and Purchaser, on the other hand, in the form of Exhibit 10.1.236.

10.1.237	“Trustee” means the trustee appointed pursuant to Part V of the Final Judgment.

10.1.238	“UTU” has the meaning set forth in Section 6.1.

10.1.239	“UTU Agreement” has the meaning set forth in Section 6.1.

10.1.240

“Violation” means any and all violations of law, rules, regulations, ordinances, orders or requirements noted in or issued by any federal, state, county, municipal or other department or governmental agency having jurisdiction against or affecting the Real Property whenever noted or issued.

10.1.241

“Water Rights Litigation” means the action captioned “In Re: The General Adjudication of All Rights to Use Water in the Little Colorado River System and Source”, Superior Court, Apache County, Arizona, Civil Case No. 6417, and any contested cases or other proceedings conducted in connection with that action; and any other Action that in whole or in part concerns the same or similar subject matter, including any Action or claim for indemnity, contribution or reimbursement of any other Losses, under any legal, equitable or contractual theory, that may arise from that action.

10.1.242	“Welfare Benefit Plans Assignment and Assumption Agreement” means the assignment and assumption agreement attached as Exhibit 10.1.242.

10.1.243	“Wells” has the meaning set forth in Section 3.10.6.

10.2	Schedules and Exhibits.

The following Schedules and Exhibits are attached hereto and form an integral part of this Agreement:

Schedule 1.1.3	Newsprint Owned Real Property

Schedule 1.1.4	Newsprint Real Property Leases

Schedule 1.1.6	Newsprint Equipment Leases

Schedule 1.1.7	Newsprint Intellectual Property Licenses

Schedule 1.1.10	Newsprint Business Contracts

Schedule 1.3.1.2	Excluded Contracts

Schedule 1.3.1.4	Excluded Seller’s Claims

Schedule 1.3.2	Third Party Assets

Schedule 1.3.3	Redacted Contracts

Schedule 1.5.3	Assumed Actions

Schedule 1.5.5	Specific Assumed Obligations

Schedule 2.2.14	Encumbrances to be Discharged

Schedule 2.3.7	Guaranties and Letters of Credit

Schedule 3.1.2	Outstanding Shares of Apache

Schedule 3.3.3	No Violation (Seller)

Schedule 3.4.1	Unaudited Balance Sheets and Statements of Operation for the Newsprint Business

Schedule 3.4.2	Unaudited Balance Sheets and Statements of Operation for Apache

Schedule 3.4.3	Ordinary Course of Business

Schedule 3.5	Undisclosed Liabilities

Schedule 3.6	Actions

Schedule 3.7	Liabilities - Compliance with Laws and Orders

Schedule 3.8.5	Tax Disputes and Waivers of Statute of Limitation

Schedule 3.9.1(a)	List of Benefit Plans

Schedule 3.9.1(b)	Benefit Plans Document Not Provided

Schedule 3.9.2	Controlled Group, Single-Employer Defined Benefit Pension Plan Terminations, Multi Employer Plan withdrawals, Benefit Plan Contribution

Schedule 3.9.4	Qualified Benefit Plans Exceptions

Schedule 3.9.5	Payments

Schedule 3.9.8	Audits, Investigations, Proceedings

Schedule 3.10.1(a)	Description of Owned Real Property

Schedule 3.10.1(b)	Owned Real Property Encumbrances

Schedule 3.10.2	Illegal, Invalid or Non-Binding Real Property Lease

Schedule 3.10.3	Owed Real Property Exceptions

Schedule 3.10.4	Newsprint Water Rights

Schedule 3.10.5	Conservation Districts

Schedule 3.10.8	Unreviewed Title Exceptions

Schedule 3.11.1	Non-Operational Equipment

Schedule 3.11.2	Illegal, invalid or Non-Binding Equipment Leases

Schedule 3.11.3	Other Necessary Services

Schedule 3.12(a)	Intellectual Property Rights

Schedule 3.12(b)	Impairment of Rights in Intellectual Property Assets

Schedule 3.13.1	Material Contracts

Schedule 3.13.3(a)	Material Contracts Exceptions

Schedule 3.13.3(b)	No Material Default of Materials Contracts Exceptions

Schedule 3.13.3(c)	No Default of Other Parties to Materials Contracts Exceptions

Schedule 3.14.1	Employees

Schedule 3.14.2	Union Disputes, Grievances, Open Claims

Schedule 3.14.3	Arbitrations

Schedule 3.14.4	Written Agreements with Unions

Schedule 3.14.5	Layoffs

Schedule 3.16.1	Title Exceptions (Newsprint Assets)

Schedule 3.16.2	Title Exceptions (Apache Shares)

Schedule 3.17(a)	Material Permits

Schedule 3.17(b)	Non-Assignable Permits

Schedule 3.18	Environmental Matters

Schedule 3.19	Absence of Certain Changes

Schedule 3.21(a)	Related Party Transactions (Agreements)

Schedule 3.21(b)	Related Party Transactions (Balances/Receivables)

Schedule 3.22.1	Customers

Schedule 3.23	Shared Services

Schedule 4.3	No Violation (Purchaser)

Schedule 5.3	Conduct During Interim Period

Schedule 5.6	Intercompany Arrangements

Schedule 5.16(a)	Outage Capital Expenditures

Schedule 5.16(b)	Capital Improvements

Schedule 6.1.3	Exhibit C to the Steelworkers Agreement

Schedule 6.2	Salaried Newsprint Employees participating in Seller’s Salaried Employees Retirement Plan

Schedule 6.3	Participants in the Seller’s Hourly Pension Plan that are Represented by a Collective Bargaining Agreement

Schedule 6.4	Participating Salaried Employees (401(k) Plan)

Schedule 6.8	Period of Service of Employees

Schedule 6.10	Mike Filipovic Letter Agreement

Schedule 9.1.2	Known Environmental Matters

Schedule 9.5.7	Active Waste Management Areas

Schedule 9.5.8	Closed Landfills

Schedule 10.1.14	Apache Equipment Leases

Schedule 10.1.18	Apache Licensed Intellectual Property

Schedule 10.1.20	Apache Owned Real Property

Schedule 10.1.124	Net Working Capital

Exhibit 2.2.1	Bill of Sale

Exhibit 2.2.3	Deed

Exhibit 2.2.5	FIRPTA Certificate

Exhibit 2.2.6	Assignment and Assumption Agreement

Exhibit 2.2.9	Real Property Affidavit

Exhibit 2.3.1	Seller’s Wire Instructions

Exhibit 10.1.26	Arizona Lease Assignment and Assumption Agreement

Exhibit 10.1.25	Arizona Lease Application Form

Exhibit 10.1.153	OCC Supply Agreement

Exhibit 10.1.155	ONP Supply Agreement

Exhibit 10.1.165	Pension Plans Assignment and Assumption Agreement

Exhibit 10.1.216	Stone Container Assignment

Exhibit 10.1.233	Title Commitment

Exhibit 10.1.236	Transitional Services Agreement

Exhibit 10.1.242	Welfare Benefit Plans Assignment and Assumption Agreement

10.3	Language.

Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms “hereof,” “herein,” “hereby” and derivative or similar words refer to this entire Agreement; (iv) the term “Section” refers to the specified Section of this Agreement; (v) the term “other party” refers to Seller, on the one hand, and Purchaser, on the other; (vi) the phrase “ordinary course of business” refers to the business and practice of Seller and (vii) the phrases “include” and “including” shall mean “include without limitation” and “including without limitation”. All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. To the extent a Schedule is used to define a term, where such term is used in this Agreement such term shall also include such items that should have been included on such Schedule but were omitted.

11.	MISCELLANEOUS

11.1	Notices.

All notices, requests and other communications hereunder must be in writing and will be deemed to have been duly given as provided below:

If to Seller:

Abitibi Consolidated Sales Corporation c/o AbitibiBowater Inc.
1155 Metcalfe St. Suite 800
Montreal, Quebec H3C 2R5

Facsimile No.: (514) 394-3644

Attn: Legal Department

with a copy (which shall not constitute notice) to:

Davies Ward Phillips & Vineberg LLP 1501 McGill College Avenue 26th Floor Montreal, Quebec H3A3N9

Facsimile No.: (514) 841-6499

Attn: Sébastien Savage

If to Purchaser:

Catalyst Paper Corporation 3600 Lysander Lane 2nd Floor Richmond, BC V7B 1C3

Facsimile No.: (604) 247-0551

Attn: Vice President and General Counsel

with a copy (which shall not constitute notice) to:

Fried, Frank, Harris Shriver & Jacobson LLP One New York Plaza New York, NY 10004

Facsimile No.: (212) 859-4000

Attn: Jeffrey Bagner

All such notices, requests and other communications will (i) if delivered personally to the address as provided in this Section, be deemed given upon delivery, (ii) if delivered by facsimile transmission to the facsimile number as provided in this Section, be deemed given upon receipt (or if such day is not a Business Day or if received after normal business hours, on the next Business Day), (iii) if delivered by mail in the manner described above to the address as provided in this Section, be deemed given upon receipt provided that such notice is sent by certified mail and (iv) if delivered by overnight courier to the address as provided in this Section, be deemed given upon receipt (in each case regardless of whether such notice, request or other communication is received by any other Person to whom a copy of such notice is to be delivered pursuant to this Section). Any party from time to time may change its address, facsimile number or other information for the purpose of notices to that party by giving notice specifying such change to the other party. If any party refuses to accept delivery of a notice hereunder, such notice shall be deemed to have been received on the day such delivery is refused.

11.2	Entire Agreement.

This Agreement and the other Operative Agreements supersede all prior discussions and agreements between the parties with respect to the subject matter hereof and thereof and contain the sole and entire agreement between the parties hereto with respect to the subject matter hereof and thereof (other than the Confidentiality Agreement).

11.3	Further Assurance.

If at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement or any other Operative Agreement, each of the parties shall take such further action (including the execution and delivery of such further instruments and documents) as any other party reasonably may request. Without limiting the generality of the foregoing, if after the Closing, Purchaser or Seller discovers that any Newsprint Asset was not assigned, conveyed, transferred, subleased, sold or delivered as contemplated herein or that any Assumed Obligation was not assumed as contemplated herein, Purchaser or Seller shall, upon written notice from the other party, in the case of Seller promptly take such further action as Purchaser reasonably may request to promptly convey such Newsprint Asset to Purchaser as contemplated herein, and in the case of Purchaser promptly take such further action as Seller reasonably may request to promptly assume such Assumed Obligation as contemplated herein.

11.4	Expenses.

Except as otherwise expressly provided in this Agreement, each party will pay its own costs and expenses incident to its negotiation and preparation of this Agreement and the other Operative Agreements and the performance of its obligations hereunder and thereunder.

11.5	Confidentiality Agreement.

Subject to Section 5.5, the Confidentiality Agreement dated November 15, 2007, between Seller and Purchaser (the “Confidentiality Agreement”) remains in full force and effect until the Closing Date.

11.6	Waiver.

Any term or condition of this Agreement may be waived at any time by the party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the party waiving such term or condition. No waiver by any party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any future occasion.

11.7	Amendment.

This Agreement may be amended, supplemented or modified only by a written instrument duly executed by or on behalf of each party hereto.

11.8	No Third Party Beneficiary.

The terms and provisions of this Agreement are intended solely for the benefit of each party hereto and their respective successors or permitted assigns, and it is not the intention of the parties to confer third-party beneficiary rights, and this Agreement does not confer any such rights, upon any other Person other than any Person entitled to indemnity pursuant to this Agreement. Without limiting the foregoing, nothing in this Agreement is intended to or shall confer upon any employee or former employee of Seller or Apache, any legal or equitable right, benefit or remedy of any nature whatsoever, including any right of employment for any specified period.

11.9	No Assignment; Binding Effect.

Neither this Agreement nor any right, interest or obligation hereunder may be assigned by any party hereto without the prior written consent of the other party and any attempt to do so will be void; provided that (i) Purchaser shall be entitled to assign this Agreement on or prior to the Closing to a wholly-owned subsidiary of Purchaser, provided that such assignment shall not relieve Purchaser of its obligations hereunder and/or under the other Operative Agreements, and the consent of Seller shall not be required in order to do so, and (ii) Seller may assign this Agreement to the Trustee. Subject to the first sentence of this Section 11.9, this Agreement is binding upon, inures to the benefit of and is enforceable by the parties hereto and their respective successors and permitted assigns.

11.10	Headings.

Section titles and headings to sections herein are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement. The Schedules and Exhibits referred to herein shall be construed with and as an integral part of this Agreement to the same extent as if they were set forth verbatim herein. The specification of any dollar amount in the representations or warranties contained in this Agreement or the inclusion of any specific item in any Schedules hereto is not intended to imply that such amounts, or higher amounts, or the items so included or other items, are material, and Purchaser shall not use the fact of the setting of such amounts or the inclusion of any such item in any dispute or controversy between the parties as to whether any obligation, item or matter not described herein or included in a Schedule is material for the purposes of this Agreement.

11.11	Invalid Provisions.

If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future law, and if the rights or obligations of any party hereto under this Agreement will not be materially and adversely affected thereby, (a) such provision will be fully severable, (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, and (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom.

11.12	Governing Law.

This Agreement shall be governed by and construed in accordance with the domestic laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York.

11.13	Submission to Jurisdiction; Consent to Service of Process.

11.13.1	Seller and Purchaser hereby irrevocably submit in any Action arising out of or related to this Agreement or any of the transactions contemplated hereby to the jurisdiction of the United States District Court for the Southern District of New York and the jurisdiction of any court of the State of New York located in the Borough of Manhattan, State of New York and waive any and all objections to jurisdiction (including forum non conveniens) that they may have under the laws of the State of New York or the United States.

11.13.2

As a method of service, each of the parties hereto hereby irrevocably consents to the service of any and all process in any Action brought in any court in or for the State of New York by the deliveries of copies of such process to such party at its respective address set forth in Section 11.1 hereof or by certified mail direct to such address.

11.14	Construction.

The parties hereto agree that this Agreement is the product of negotiation between sophisticated parties and individuals, all of whom were represented by counsel, and each of whom had an opportunity to participate in and did participate in, the drafting of each provision hereof. Accordingly, ambiguities in this Agreement, if any, shall not be construed strictly or in favor of or against any party hereto but rather shall be given a fair and reasonable construction without regard to the rule of contra proferentum.

11.15	Counterparts.

This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

11.16	Specific Performance.

The parties acknowledge and agree that any breach of the terms of this Agreement by either party would give rise to irreparable harm for which money damages would not be an adequate remedy and accordingly the parties agree that, in addition to any other remedies, each party shall be entitled to enforce the terms of this Agreement against the other party by a decree of specific performance without the necessity of proving the inadequacy of money damages as a remedy. Seller’s sole and exclusive remedies following termination of this Agreement pursuant to Section 7.4.8 shall be the remedies set forth in Section 7.5.2 and (i) Seller shall not seek to recover any money damages in excess of such amount from Purchaser other than as provided in Section 9.2.9; and (ii) in no event shall any Affiliate or representative of Purchaser have any other liability or obligation relating to or arising out this Agreement or the transactions contemplated by this Agreement.

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              IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by each party hereto as of the date first above written.

ABITIBI CONSOLIDATED SALES
CORPORATION

by	“Colin Keeler”
Name:
Title:

“Breen Blaine”
Name:
Title:

CATALYST PAPER CORPORATION

by	“David Smales”
Name:
Title: